Form 10-K, Exhibit 13
period 1994-07-31
OIL DRI CORPORATION OF AMERICA
filed 1994-10-31
CIK 74046

EXHIBIT (13)


               1994 ANNUAL REPORT TO STOCKHOLDERS OF REGISTRANT



                         OIL-DRI CORPORATION OF AMERICA
                                AND SUBSIDIARIES

                     Consolidated Financial Statements And
                          Independent Auditors Report

                    Years Ended July 31, 1994, 1993 and 1992

                              Financial Highlights

                                   1994            1993           Change
                             ----------------------------------------------
Net Sales                    $139,809,584      $134,759,583            +3.7%
Income from Operations       $ 14,428,277      $ 14,048,716            +2.7%
Income before Income Taxes   $ 13,159,384      $ 12,253,479            +7.4%
Net Income                   $  9,852,200      $  9,419,642            +4.6%
Net Income per Share         $       1.41      $       1.34            +5.2%
Net Income as
  a Percentage of Sales              7.0%              7.0%              -
Return on Average
 Stockholders' Equity               14.1%             14.9%            -5.4%
Working Capital              $ 28,760,765      $ 25,767,067      +$2,993,698
Stockholders' Equity         $ 73,059,504      $ 66,442,512      +$6,616,992
Book Value per Share         $      10.51      $       9.50           +10.6%
Average Shares Outstanding      7,010,724         7,031,116            -0.3%
Dividends Declared           $  1,806,736      $  1,678,894            +7.6%
Capital Expenditures         $ 13,559,232      $  9,158,173           +48.1%
Depreciation and
  Amortization               $  6,798,038      $  5,834,854           +16.5%
Long-Term Debt               $ 21,521,243      $ 17,765,941      +$3,755,302


SALES TRENDS*                               (millions of dollars)

                                  1994    1993     1992    1991    1990
                                 ---------------------------------------
Cat Box Absorbents               $ 70.9  $ 68.5   $ 60.5  $ 50.9  $ 45.3
Industrial and
  Environmental Sorbents           19.4    18.7     19.0    18.5    18.2
Agricultural Carriers
  and Absorbents                   18.4    18.4     14.9    10.7    11.1
Fluid Purification Adsorbents      13.2    10.1      6.1     5.8     3.8
Foreign Subsidiaries               10.5    11.5     10.0     9.6    10.1
Transportation Services             7.4     7.6      8.3     6.8     5.7
                                 ---------------------------------------
                                 $139.8  $134.8   $118.8  $102.3  $ 94.2
                                 ======  ======   ======  ======  ======

*Prior years' sales figures reflect certain reclassifications to conform with current year presentation.

LAND HOLDINGS & MINERAL RESERVES

                 Land Owned    Land Leased       Total          Proven
                  (acres)        (acres)        (acres)        Reserves
                                                          (1,000's of tons)
                 ---------------------------------------------------------
Georgia           1,193          2,004       3,197            45,505
Mississippi       1,969          1,423       3,392           115,085
Oregon              360            800       1,160             3,621
Florida             537            446         983             4,512
Nevada              709              -         709            26,292
Illinois              4              -           4                 -
                  --------------------------------------------------
                  4,772          4,673       9,445           195,015
                  =====          =====       =====           =======

                              To Our Shareholders

Since its initial public offering in 1971, Oil-Dri Corporation has had a performance record characterized by consistent growth in sales and earnings. We are very proud of our thirty year compounded annual growth rate of approximately 14 percent. By combining our special mineral resources with a commitment to and investment in research we have created value-added products for each of our diverse markets. By delivering value to our customers, we have built value for our shareholders.

Sales for the year were $139,810,000, an increase of 4 percent over the prior year's sales of $134,760,000. Net income was $9,852,000, up 4 percent over the $9,420,000 earned a year ago. Income per share was $1.41, up 5 percent over last year's $1.34.

Over the last two years, Oil-Dri has increased earnings by 39 percent on sales growth of 18 percent. While fiscal 1994 was a year of slower growth, it was a year of important achievements. This year's two fastest growing business segments, premium cat box absorbents and fluid purification products, are expected to be growth drivers in the future.

CONSUMER PRODUCTS

Oil-Dri manufactures approximately one quarter of all the cat litter sold annually in North America. All of our branded cat litter products, Cat's Pride(TM), Lasting Pride(TM), Saular(R) and Saular(R) Kat Kit, continue to gain consumer support in the marketplace. We have been particularly successful in selling to the fastest growing retailers, the mass merchandisers and club stores. These outlets, along with the new specialty pet retailers, are increasing sales more rapidly than traditional grocery channels of distribution.

Dan Jaffee has accepted an expanded role as Group Vice-President of the Consumer Products Division. In this role he has management responsibility for all our activities in this important area.

PERFORMANCE PRODUCTS

Demand for Agsorb(R) carriers was strong in fiscal 1994. Unfortunately, capacity limitations and weather-related difficulties were a heavy burden to our production facilities and we were unable to meet 100 percent of our customers' needs. Because of these difficulties, and changes in the formulating schedules of some key Agsorb(R) customers, sales for the Agrisorbents(R) Product Group were flat this year.

Industrial and environmental sales were up 4 percent, led by Oil-Dri(R) branded industrial floor absorbents, which were up 13 percent for the year. Oil-Dri(R) floor absorbents are now offered in jugs and retail size packages through mass merchandisers and club outlets, in addition to larger industrial packages carried by traditional wholesale distributors. We have also continued to develop our line of Oil-Dri Lite(R) sorbents and anticipate starting-up conversion operations at our Alpharetta, Georgia location early in the new fiscal year.

One of the most exciting areas of growth in the past year was the fluid purification business. Pure-Flo(R) and Ultra-Clear(R) are sold on a worldwide basis to bleach and clarify edible oils, petroleum and petrochemicals.
Sales were up 30 percent over the prior year. Considerable development resources have been dedicated to this product line.

OPERATIONS

During the year, severe winter storms stimulated sales of cat box absorbents and floor absorbents which were used as traction aids. This unusually high demand depleted our inventory network. At the same time, Northern Mississippi suffered its worst ice storm in 50 years. Power outages lasted almost a week and shut down two of our manufacturing facilities.

In order to meet customer needs, large quantities of semi-finished product were purchased at high costs. These materials, combined with product finishing, overtime labor, round-the-clock production and excessive shipping charges, greatly increased the cost of goods sold. These difficulties, combined with the floods of mid-June which affected our transportation activities, had an impact on limiting the Company's performance for the year.

The Ripley, Mississippi plant, a primary source of Agsorb(R) and Oil-Dri(R) floor absorbents, has been expanded and manufacturing costs have returned to normal. Increased capacity and a more aggressive inventory building program should eliminate the extraordinary costs seen in the past year and allow us to meet our delivery standards in the year ahead.

CREATING, BUILDING AND DELIVERING VALUE

Well aware of the importance of continuous improvements and innovation, Oil-Dri has increased research and development spending by more than 85 percent over the last five years. The combination of this investment and the Company's 178 million tons of proven mineral reserves is the most unique strength of the corporation and will continue to be an invaluable asset in the future.

Oil-Dri continues to emphasize a conservative financial posture. Sales, general and administrative costs as a percentage of sales were 16.4 percent. This is the second year that we have reduced costs as a percentage of sales. Total assets, net worth and working capital continued to grow this past year. Net working capital at year end was $30 million, with our current ratio improving to 2.8 from last year's 2.7.

As we close another year, we would like to thank our Directors for their long-term commitment and guidance. In particular, Robert D. Jaffee, Edgar D. Jannotta and Allen H. Selig, who have served on our Board for twenty-five years or more.

I would also like to extend my personal thanks to all of those who continue to support the Company - its customers, employees and shareholders. Oil-Dri has enjoyed steady growth during our 53 year history and fiscal 1994 was no exception. We look forward to fiscal 1995 as a year of opportunity and continued expansion.

Sincerely,


Richard M. Jaffee
President and Chief Executive Officer

                               Cat Box Absorbents

Thirty million American households are home to some 70 million cats. This resulted in annual retail cat litter sales of about $665 million last year. Oil-Dri manufacturers approximately 25 percent of the cat litter sold through grocery and non-food outlets in the U.S. The Company's branded cat litter sales increased 14.5 percent over the prior year. Industry trends impacting Oil-Dri's cat litter sales were the continued popularity of scoopable cat litters and the growth of non-food channels of distribution.

Grocery cat litter sales represented about $475 million at retail and grew at 4 percent last year. Oil-Dri's branded Cat's Pride(R) products represented 5 percent of these retail sales nationally and an average of 14 percent in Oil-Dri's top ten markets. In addition to its brands, Oil-Dri manufacturers quality private label cat litter products and Fresh Step(R) and Control(R) brands.*

The non-food sector of the cat litter business, which includes mass merchandisers, clubs, drug chains and pet specialty chains, had retail sales of approximately $190 million. This market grew at a significantly faster rate than grocery, nearing 20 percent over the prior year. Cat's Pride(R) and Lasting Pride(TM) brands and private label products manufactured by Oil-Dri enjoy very strong representation in these distribution outlets.

Oil-Dri's strategy for growth in the Consumer Division is twofold. In the grocery business, Cat's Pride(R) has distribution in only 40 percent of the country, leaving a large geographic territory yet untapped. Expansion of distribution and dollar share will be focused on targeted second and third tier markets. In non-food channels, Oil-Dri will expand distribution along with these channels as they continue their rapid growth and increase their share of cat litter sales.

*Fresh Step(R) and Control(R) are registered trademarks of The Clorox Company.

                     Industrial and Environmental Sorbents

Waste minimization and disposal are important issues to industrial customers for both economic and environmental reasons. Oil-Dri's comprehensive product line offers traditional clay floor absorbents and Oil-Dri Lite(R) polypropylene sorbents. This combination, offered in a variety of configurations and packaging forms, provides customers with the best in industrial clean-up products.

Oil-Dri(R) Industrial and Oil-Dri All Purpose(R) clay absorbents have cleaned oil and grease off factory and garage floors for more than 50 years. These branded products increased sales by 13 percent during the last year. To expand their market, smaller consumer packages that appeal to the home mechanic have been added to the traditional 40 and 50 pound bag sizes.

To give customers a wider choice of products, the Company also offers Oil-Dri Lite(R) sorbents. Made from a variety of polypropylenes, these Oil-Dri Lite(R) sorbents are extremely absorbent, lightweight and offer disposal and reuse options. These products are excellent for use near sensitive machinery or in cleaning up oil off water surfaces.

The Alpharetta, Georgia distribution center is being outfitted with equipment that will allow the conversion of bulk polypropylene into a variety of Oil-Dri Lite(R) configurations.

A recent trend in the marketing of these industrial products has presented Oil-Dri with a new growth opportunity. In addition to traditional wholesale distribution, mass merchandisers and club stores have taken an aggressive position in business to business marketing and sales. The Company plans to increase sales by leveraging Oil-Dri(R) brand identity, innovative packaging ideas and historic strength with these channels of distribution.

                      Agricultural Carriers and Absorbents

High yield farming today feeds twice as many people as the plant supported in the 1950s. Use of crop protection products has tripled crop yield potential without significantly increasing the number of acres planted.

Agsorb(R) carriers play an important role in the safe and targeted distribution of herbicides, fungicides, insecticides and fertilizers, particularly as manufacturers move toward more concentrated and safer formulas. Agsorb(R) is specially processed to meet the demanding specifications of a broad range of crop protection products. Because of product quality and consistency, the Agrisorbents(TM) Product Group of Oil-Dri is the leading supplier of carriers to the crop protection industry.

The agricultural industry has seen a trend toward soil conserving low-till and no-till farming systems, using pesticides to target pests or weeds in the soil without having to plow the fields. Using Agsorb(R) in this new system is extremely effective in reducing soil erosion while assuring high crop yields.

Oil-Dri's newest agricultural product, Conditionade(TM) feed conditioner, has had an excellent reception among high fat animal feed producers, doubling sales over last year. Pel-Unite(R) and Conditionade(R) products improve the quality of pelleted animal feeds.

Sales of Agsorb(R) products were off this year due to product shortages during the peak of demand and changes in the formulating schedules of some key customers. The recently completed expansion of Oil-Dri's Ripley, Mississippi facility has increased capacity by 40 percent, ensuring product supply for the upcoming agricultural season.

                         Fluid Purification Adsorbents

        Every day and in every corner of the globe, Pure-Flo(R) adsorbents are used to purify edible and inedible fats and oils. Pure-Flo(R) has been shipped to forty-three countries across the globe for use in purifying numerous oils including soybean, corn, canola, palm, olive, and coconut. The current world market for these bleaching clays is estimated at $150 million, of which Oil-Dri enjoys a rapidly growing share.

        Unique mineral reserves and proprietary surface modification technology have enabled Oil-Dri to establish itself as the low cost producer of quality bleaching clays in the global market. Pure-Flo(R) Product Group sales were up 30 percent this fiscal year and the Company hopes to double these sales in the next three years.

        Ultra-Clear(R), Oil-Dri's filtration product for petroleum and petrochemical products, is also enjoying global growth. Ultra-Clear(R) is used in a variety of applications including the clarification of jet fuel.

        Perhaps the most exciting aspect of these fluid purification products is their potential in other high margin, niche applications. The same characteristics that make Pure-Flo(R) effective in edible oils and Ultra-Clear(R) effective in petroleum products, are being developed for myriad uses in purification, filtration and catalysis applications. Ongoing research and development will define these opportunities and identify enhancements that will increase the value of these adsorbents.

                              About The Company

        Long before it became fashionable, Oil-Dri established a business team strategy which broke down barriers between its internal groups. Promoting communication between these teams has brought them closer to the markets which they serve and encouraged the sharing of ideas. Whether it's a more effective production technique, a better method of accounting, an improvement in customer service or a new product development, each of Oil- Dri's support groups contributes to the overall success of the business.

        Oil-Dri's Research and Development scientists work closely with marketing and manufacturing to define applications for our special mineral reserves and optimize our mining and manufacturing processes. New technologies and product improvements generated from Oil-Dri's laboratory contributed significantly to sales in the last year. Specific examples include the new Cat's Pride(R) Premium cat litter formula with improved odor control and Pure-Flo(R) Supreme bleaching clays.

        The Company owns and operates six manufacturing facilities in the United States. Each of these plants is strategically located near Oil-Dri's 178 million tons of proven mineral reserves. Manufacturing facilities outside the U.S. include Favorite Product, Ltd., in Canada and Oil-Dri (U.K.) Limited in England. Oil-Dri S.A., a sales office located in Switzerland, facilitates efforts throughout Europe, Asia, and Africa.

        Oil-Dri Transportation Company (ODTC), one of the largest private fleets in the U.S., coordinates over-the-road, rail and overseas shipping of Oil-Dri products. ODTC provides timely and cost effective service to customers.

        Oil-Dri's Electronic Information Network (ODEIN) was brought on line in August by the Management Information Services team. Custom written software, greater data access, increased speed and greater capacity will improve customer service and internal data management. As Oil-Dri continues to grow this system will be invaluable.

        Oil-Dri commits significant resources to environmental, health and safety initiatives. The Company works in partnership with industry groups, academic institutions and local communities to promote safety, environmental responsibility and good practices.

                      Five Year Summary of Financial Data



                                                           Year Ended July 31
- - - ---------------------------------------------------------------------------------------------------------
                                      1994          1993         1992           1991          1990
- - - ---------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
NET SALES                         $139,809,584  $134,759,583  $118,750,370  $102,283,183  $ 94,192,088
COST OF SALES                      102,456,815    97,396,563    85,116,335    74,370,331    68,110,144
                                  ------------  ------------  ------------  ------------  ------------
GROSS PROFIT                        37,352,769    37,363,020    33,634,035    27,912,852    26,081,944
SELLING, GENERAL AND
  ADMINISTRATIVE
  EXPENSES                          22,924,492    23,314,304    23,001,545    17,875,988    16,430,729
                                  ------------  ------------  ------------  ------------  ------------
INCOME FROM OPERATIONS              14,428,277    14,048,716    10,632,490    10,036,864     9,651,215
                                  ------------  ------------  ------------  ------------  ------------
OTHER INCOME (EXPENSE)
  Interest Income                      440,796       451,519       514,756       601,608       632,910
  Interest Expense                  (1,751,839)   (1,728,817)   (1,884,166)   (1,363,039)   (1,155,782)
  Foreign Exchange
   (Gains) Losses                        3,009       (87,655)       63,471      (22,636)        36,629
  Amortization of Goodwill            (132,001)     (131,799)     (131,079)    (131,079)       (99,932)
  Other, Net                           171,142      (298,485)       15,198        50,178        72,601
                                  ------------  ------------  ------------  ------------  ------------
  Total Other Expense,
    Net                             (1,268,893)   (1,795,237)   (1,421,820)     (864,968)     (513,574)
                                  ------------  ------------  ------------  ------------  ------------
INCOME BEFORE INCOME
  TAXES                             13,159,384    12,253,479     9,210,670     9,171,896     9,137,641

INCOME TAXES                         3,307,184     2,833,837     2,110,262     2,092,130     2,350,924
                                  ------------  ------------  ------------  ------------  ------------
NET INCOME                        $  9,852,200  $  9,419,642  $  7,100,408  $  7,079,766  $  6,786,717
                                  ============  ============  ============  ============  ============
AVERAGE SHARES
  OUTSTANDING                        7,010,724     7,031,116     7,026,300     7,054,790     7,042,376
NET INCOME PER SHARE                     $1.41         $1.34         $1.01         $1.00         $0.96
IMPORTANT HIGHLIGHTS
  Total Assets                    $112,267,182  $102,116,632   $95,017,573  $ 89,393,673  $ 76,778,676
  Long-Term Debt                  $ 21,521,243  $ 17,765,941   $18,831,133  $ 20,175,930  $ 11,893,048
  Working Capital                 $ 28,760,765  $ 25,767,067   $24,358,769  $ 24,763,055  $ 16,148,783
  Working Capital Ratio                    2.8           2.7           2.8           3.4           2.3
  Capital Expenditures            $ 13,559,232  $  9,158,173   $ 8,039,979  $ 10,415,543  $  6,402,551
  Depreciation and
    Amortization                  $  6,798,038  $  5,834,854   $ 5,407,341  $  4,830,835  $  4,466,266
  Long-Term Debt to
    Equity Ratio                          29.5%         26.7%         31.6%         36.9%         24.3%
  Net Income as a Percent
    of Sales                               7.0%          7.0%          6.0%          6.9%          7.2%
  Return on Average
   Stockholders' Equity                   14.1%         14.9%         12.4%         13.7%         14.8%
  Gross Profit as a
    Percent of Sales                      26.7%         27.7%         28.3%         27.3%         27.7%
  Operating Expenses as a
    Percent of Sales                      16.4%         17.3%         19.4%         17.5%         17.4%

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS
FISCAL 1994 COMPARED TO FISCAL 1993

Consolidated net sales for the year ended July 31, 1994 were $139,810,000, an increase of 3.7% over net sales of $134,760,000 in fiscal 1993. Net income for fiscal 1994 was $9,852,000 or $1.41 per share, increasing 4.6% from net income of $9,420,000 or $1.34 per share in fiscal 1993.

Sales increases were primarily the result of increased unit shipments and increased sales per unit due to changes in product sales mix. Net sales of industrial and environmental sorbents, consisting of clay and non-clay products, increased $706,000 or 3.8% from prior year levels due to increased unit shipments of clay products. Net sales of industrial clay products rose $1,187,000 or 9.6% from prior year levels. Mass merchandisers and warehouse clubs have increased their importance as distribution outlets for traditional clay floor absorbents. Increased sales in this area are due in part to the Company's strong position in these growing distribution channels. Sales of non-clay sorbents decreased $481,000 or 7.6%, reflecting increased competition in the markets in which the Company participates.

Net sales of cat box absorbents increased $2,411,000 or 3.5% above fiscal 1993 levels. This growth was driven by unit sales increases of scoopable cat litters in the mass merchandising and wholesale club markets. Net sales of agricultural carriers and absorbents remained unchanged from the prior fiscal year. While demand for these products was strong, capacity limitations and weather related difficulties prevented the Company from meeting customer demand. Net sales of fluid purification absorbents increased $3,035,000 or 29.9% versus fiscal 1993 due to the increased global market penetration of PURE-FLO(R) Supreme. Sales of transportation services decreased $200,000 or 2.6% from fiscal 1993 levels. This reduction was due to the national shortage of qualified over the road drivers and longer running times due to weather conditions. The Company does not believe that this shortage will have a material adverse effect on the business.

Consolidated gross profit as a percentage of net sales decreased slightly to 26.7% of net sales in fiscal 1994 from 27.7% in fiscal 1993. This decline was principally due to increased material and shipping costs. Severe winter storms, particularly in the Northeast United States, stimulated sales of cat box absorbents and floor absorbents for use as traction aids. This unusually high demand reduced inventory levels while weather related manufacturing and delivery disruptions occurred. In order to meet customer needs, large quantities of semi-finished product were purchased at high costs. These purchases, combined with additional finishing costs, overtime labor and increased shipping charges adversely affected cost of goods sold. Finally, to overcome certain capacity limitations, meet shipping commitments and retain customer goodwill, the Company shifted production between manufacturing facilities, the effect of which was to increase production and shipping costs. As discussed below, the Company has expanded plant capacity and increased inventory to address these matters.

Operating expenses as a percentage of net sales decreased to 16.4% of net sales in fiscal 1994 from 17.3% of net sales in fiscal 1993. This change reflects management's continued focus on controlling overhead costs.

Interest expense increased $23,000 due to higher average debt levels netted against lower interest rates achieved through debt restructuring in fiscal 1993. Interest income decreased $11,000.

The Company's effective tax rate was 25.1% of income in fiscal 1994 compared to 23.1% in the prior fiscal year. This increase was the result of reduced depletion deductions related to mining activities and the elimination of amortization of investment credits which benefited prior years.

Total assets of the Company increased $10,151,000 or 9.9% during the year ended July 31, 1994. Current assets increased $3,335,000 or 8.1% from prior fiscal year end balances due to higher accounts receivable balances from increased sales. In addition, inventory balances increased as a result of a new inventory management initiative designed to minimize product shortages discussed above.

Property, plant and equipment, net of accumulated depreciation and amortization, increased $6,513,000 or 12.1%. Investments in property, plant and equipment included expenditures for increased productivity, major capacity enhancements, pollution control, and equipment upgrades.

As of July 31, 1994, the Company had invested approximately $717,000 in Kamterter, Inc., a company which researches and applies biotechnology in the agricultural field. This investment, recorded at cost, represents a 14% equity interest in Kamterter. Current operating losses have increased Kamterter's negative net worth. While sales and operations are continuing, the company cannot predict Kamterter's future financial condition and results of operations.

Total liabilities increased $3,534,000 or 9.9% in the year ended July 31, 1994. In April, 1993, the Company entered into a $5,000,000 fixed-rate term loan agreement with the Harris Trust and Savings Bank. These proceeds are being used to fund capital expenditures, including a major capacity increase of the Company's Ripley, Mississippi facility. Current liabilities increased $341,000 or 2.2%.

The Company expects recent sales patterns to continue in fiscal 1995. Growth is expected to come primarily from the cat box and fluid purification product lines. Consumer growth is expected to be achieved through increased distribution in the grocery industry and by maintaining the Company's strong position in the fast growing mass merchandising and warehouse club outlets. Growth of specialty absorbents is expected to continue with increased market penetration of the Company's value-added fluid filtration and purification products. Finally, the Company's expansion of its Ripley, Mississippi manufacturing facility is expected to provide significant new capacity for the agricultural product line, relieving capacity constraints experienced during fiscal 1994.

LIQUIDITY AND CAPITAL RESOURCES

In fiscal 1994, the current ratio increased to 2.8 from 2.7 as of July 31, 1993 and 2.8 as of July 31, 1992. Working capital increased $2,994,000 or 11.6% for the year ended July 31, 1994, while increasing $1,408,000 or 5.8% in fiscal 1993. Cash provided by operations continued to be the Company's primary source of funds to finance operating needs and capital expenditures. In fiscal 1994, net cash

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

flows from operating activities decreased 31.0% to $9,825,000 reflecting increased inventory and accounts receivable balances. This cash was used to partially fund capital expenditures of $13,559,000, pay Company dividends of $1,804,000 and repurchase shares of the Company's common stock at a cost of $1,895,000. The Company may continue to repurchase its common stock from time to time. As of July 31, 1994, total consolidated cash and investments were $9,746,000, down 18.7% from $11,984,000 as of July 31, 1993. Of this amount, balances held by the company's foreign subsidiaries as of July 31, 1994 and 1993 were $3,220,000 and $4,928,000, respectively.

The Company's long-term debt at July 31, 1994 increased $3,755,000 or 21.1% from fiscal 1993 balances, primarily due to the additional borrowings from Harris Trust and Savings Bank. Long term debt to equity increased to 29.5% from 26.7% at July 31, 1993.

The Company's line of credit arrangements are discussed in Note 3 to the consolidated financial statements. During the year ended July 31, 1994 there were no borrowings under the line of credit. Management believes that funds generated from operations and available borrowing capacity are adequate to meet the Company's cash needs for fiscal 1995.

Proceeds from the issuance of common stock were directly related to activities in the Company's stock option plans. During fiscal years 1994, 1993 and 1992, options for 50,641, 28,095 and 7,498 shares were exercised, creating an additional $163,800, $131,500 and $53,500, respectively, of stockholders' equity.

FISCAL 1993 COMPARED TO FISCAL 1992

Consolidated net sales for the year ended July 31, 1993 were $134,760,000, an increase of 13% over net sales of $118,750,000 in fiscal 1992. Net income for fiscal 1993 was $9,420,000 or $1.34 per share, increasing 33% from net income of $7,100,000 or $1.01 per share in fiscal 1992.

Sales increases were chiefly the result of increased unit shipments and increased sales per unit due to changes in product sales mix. Net sales of industrial and environmental sorbents decreased $300,000 or 2% from prior year levels due to decreased unit shipments of clay products. Net sales of industrial clay products fell $600,000 or 5% while sales of non-clay sorbents increased $300,000 or 5% reflecting the continued transition in the industrial market from clay-based to poly-based products. Net sales of consumer absorbents increased $7,600,000 or 13% above fiscal 1992 levels. This growth was fueled by unit sales increases of scoopable cat litters in the non-grocery mass merchandise market. Net sales of agricultural absorbents increased $3,500,000 or 23% above the prior fiscal year because of increased unit shipments as a result of new products and existing product improvements. Net sales of specialty adsorbents increased $4,000,000 or 66% versus fiscal 1992 due to increased sales of PURE-FLO(R) Supreme.

Consolidated gross profit as a percentage of net sales decreased to 27.7% of net sales in fiscal 1993 from 28.3% in fiscal 1992. This decline was due to increased natural gas cost, which is a major component in the cost of manufacturing. Additionally, price increases during the fiscal year were significantly constrained by market factors.

Operating expenses as a percentage of net sales decreased to 17.3% in fiscal 1993 from 19.4% in fiscal 1992. This change reflects the significantly reduced promotion and marketing costs associated with new product introductions in fiscal 1992. Although the Company continues to support these products with market and customer specific programs, non-recurring start-up costs incurred during fiscal 1992 increased operating expenses over normal levels.

Interest expense decreased $155,000 due to lower interest rates from debt restructuring and reduced debt levels. Interest income decreased $63,000. Other expenses in fiscal 1993 include write-offs of prepaid loan placement fees and early retirement penalties related to debt refinancing of $204,000 and $192,000, respectively.

The Company's effective tax rate was 23.1% of income in fiscal 1993 compared to 22.9% of income in fiscal 1992.

Total assets of the company increased $7,099,000 or 7.5% during the year ended July 31, 1993. Current assets increased $3,396,000 or 9.0% from prior fiscal year end balances due to higher accounts receivable balances from increased sales and greater inventory balances to support these sales.

Property, plant and equipment, net of accumulated depreciation and amortization, increased $3,404,000 or 6.8%. Investments in property, plant and equipment included expenditures for additional warehousing, shipping and transportation facilities, productivity and capacity enhancements, pollution control, and equipment upgrades.

As of July 31, 1993, the Company had invested approximately $700,000 in Kamterter, Inc., a company which researches and applies biotechnology in the agricultural field. This investment, recorded at cost, represents a 14% equity interest in Kamterter. Current operating losses have increased Kamterter's negative net worth. While sales and operations are continuing, the Company cannot predict Kamterter's future financial condition and results of operations.

Total liabilities increased $312,000 or 0.9% in the year ended July 31, 1993 because of an increase in current liabilities. Current liabilities increased $1,987,000 or 15.0% due to increased accounts payable from higher inventory levels and accrued wages.

FOREIGN SUBSIDIARIES

Net sales made by the Company's foreign subsidiaries for the year ended July 31, 1994 were $10,478,000, constituting 7.5% of sales. This amount represented a decrease of $940,000 or 8.2% from fiscal 1993, in which foreign subsidiary sales were $11,418,000 and constituted 8.5% of sales.
Net income of the Company's foreign subsidiaries during fiscal 1994 was $403,000, as compared to $617,000 in fiscal 1993. This decrease is principally due to the decline in value of the Canadian Dollar and English Pound Sterling versus the U.S. dollar. The identifiable assets of the Company's foreign subsidiaries as of July 31, 1994 were $9,608,000, a decrease of 15% from fiscal 1993 year end balances, also due to the falling Canadian dollar.

Net sales by foreign subsidiaries during fiscal 1993 were $11,418,000 constituting 8.5% of sales. This amount represented an increase of $1,399,000 from fiscal 1992, in which foreign sales were $10,019,000 and constituted 8% of sales. The increase in foreign subsidiary sales, particularly in Canada, resulted from the introduction of scoopable cat litter to the market. Net income of the Company's foreign subsidiaries during fiscal 1993 was $617,000, as compared with $771,000 in fiscal 1992. The identifiable assets of the Company's foreign subsidiaries as of July 31, 1993 were $11,301,000, a decrease of 5% from fiscal 1992 year end balances.

                 Consolidated Statements of Financial Position


ASSETS
                                                              July 31
- - - ---------------------------------------------------------------------
                                                   1994          1993
- - - ---------------------------------------------------------------------
CURRENT ASSETS
  Cash and cash equivalents (Note 1)       $  6,394,315  $  6,311,230
   Investment securities, at cost, which
    approximates market                       3,351,423     5,672,483
  Accounts receivable                        19,854,899    18,413,022
     Less allowance for doubtful accounts   (   171,940)  (   195,098)
  Inventories (Note 1)                       11,203,008     8,023,871
  Prepaid expenses                            3,730,298     2,801,458
                                           ------------  ------------
          Total Current Assets               44,362,003    41,026,966
                                           ------------  ------------
PROPERTY, PLANT AND EQUIPMENT, AT COST
 (NOTES 1 AND 3)
  Buildings and leasehold improvements       14,742,017    13,466,680
  Machinery and equipment                    65,563,903    60,638,523
  Office furniture and equipment              7,341,440     5,394,714
  Vehicles                                      114,246       130,280
                                           ------------  ------------
                                             87,761,606    79,630,197
  Less accumulated depreciation and
   amortization                             (39,949,247)  (34,132,013)
                                           ------------  ------------
                                             47,812,359    45,498,184
  Construction in progress                    6,836,910     3,178,584
  Land and mineral rights                     5,594,295     5,054,263
                                           ------------  ------------
          Total Property, Plant and
            Equipment, Net                   60,243,564    53,731,031
                                           ------------  ------------
OTHER ASSETS
 Excess of investment in subsidiaries
  over fair value of assets (Net of
  accumulated amortization of $941,356
  in 1994 and $809,355 in 1993)
  (Note 9)                                    4,436,334     4,560,799
  Other                                       3,225,281     2,797,836
                                           ------------  ------------
          Total Other Assets                  7,661,615     7,358,635
                                           ------------  ------------
   Total Assets                            $112,267,182  $102,116,632
                                           ============  ============



The accompanying notes are an integral part of the consolidated financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY
                                                                      July 31
- - - -----------------------------------------------------------------------------
                                                      1994               1993
- - - -----------------------------------------------------------------------------
CURRENT LIABILITIES
  Current maturities of notes payable (Note 3)   $  1,243,479    $    742,615
  Accounts payable                                  4,677,793       5,608,033
  Income taxes payable                                      -         133,257
  Accrued expenses
    Salaries, wages and commissions                 3,180,455       3,557,570
    Trade promotions and advertising                3,257,985       2,870,546
    Dividends payable                                 449,302         452,749
    Other                                           1,953,464       1,423,552
    Freight                                           838,760         471,577
                                                 ------------    ------------
          Total Current Liabilities                15,601,238      15,259,899
                                                 ------------    ------------

NONCURRENT LIABILITIES
  Notes payable (Note 3)                           21,521,243      17,765,941
  Deferred income taxes (Notes 1 and 4)               323,379       1,268,334
  Deferred compensation (Note 5)                    1,761,818       1,379,946
                                                 ------------    ------------
          Total Noncurrent Liabilities             23,606,440      20,414,221
                                                 ------------    ------------
          Total Liabilities                        39,207,678      35,674,120
                                                 ------------    ------------

STOCKHOLDERS' EQUITY
  Common and Class B stock (Note 6)                   723,352         718,184
  Paid-in capital in excess of par value            7,657,394       6,962,104
  Retained earnings                                70,077,278      62,031,814
  Cumulative translation adjustments (Note 1)      (1,135,951)       (901,783)
                                                 ------------    ------------
                                                   77,322,073      68,810,319
  Less treasury stock, at cost (Note 6)            (4,262,569)     (2,367,807)
                                                 ------------    ------------
          Total Stockholders' Equity               73,059,504      66,442,512
                                                 ------------    ------------
   Total Liabilities and Stockholders'
     Equity                                      $112,267,182    $102,116,632
                                                 ============    ============

                       CONSOLIDATED STATEMENTS OF INCOME

                                                Year Ended July 31
                                     ------------------------------------------
                                         1994         1993         1992
                                     ------------------------------------------
Net Sales                            $139,809,584   $134,759,583   $118,750,370
Cost of Sales                         102,456,815     97,396,563     85,116,335
                                     ==========================================
Gross Profit                           37,352,769     37,363,020     33,634,035
Selling, General and
  Administrative Expenses              22,924,492     23,314,304     23,001,545
                                     ==========================================
Income from Operations                 14,428,277     14,048,716     10,632,490
                                     ------------------------------------------
Other Income (Expense)
Interest income                           440,796        451,519        514,756
Interest expense                       (1,751,839)    (1,728,817)    (1,884,166)
Foreign exchange gains (losses)             3,009     (   87,655)        63,471
Amortization of goodwill (Note 9)      (  132,001)    (  131,799)    (  131,079)
Other, net                                171,142     (  298,485)        15,198
                                     ------------------------------------------
          Total Other Expense, Net     (1,268,893)    (1,795,237)    (1,421,820)
                                     ------------------------------------------
Income before Income Taxes             13,159,384     12,253,479      9,210,670
Income Taxes (Note 4)                   3,307,184      2,833,837      2,110,262
                                     ==========================================
Net Income                           $  9,852,200   $  9,419,642    $ 7,100,408
                                     ============   ============    ===========
Average Shares Outstanding (Note 6)     7,010,724      7,031,116      7,026,300
                                     ============   ============    ===========
Net Income Per Share (Note 6)               $1.41          $1.34          $1.01
                                     ============   ============    ===========

The accompanying notes are an integral part of the consolidated financial statements.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                                Stock
                                                  ------------------------------     Paid-In
                                                       Shares                       Capital In
                                                  ------------------                 Excess of      Retained
                                                  Common     Class B      Amount     Par Value      Earnings
                                                 -------------------------------------------------------------
BALANCE, JULY 31, 1991                           4,970,167   2,174,055    $714,422    $6,492,483   $48,738,552
  Net income                                             -           -           -             -     7,100,408
  Dividends declared                                     -           -           -             -    (1,547,894)
  Issuance of stock under option
   plans (Note 7)                                    7,498           -         750        82,729             -
  Award of stock to employees                          954           -          95        16,852             -
  Conversion of Class B stock
   to common stock (Note 6)                            300        (300)          -             -             -
                                                 -------------------------------------------------------------
BALANCE, JULY 31, 1992                           4,978,919   2,173,755     715,267     6,592,064    54,291,066
  Net income                                             -           -           -             -     9,419,642
  Dividends declared                                     -           -           -             -    (1,678,894)
  Issuance of stock under option
   plans (Note 7)                                   28,095           -       2,810       349,014             -
  Award of stock to employees                        1,072           -         107        21,026             -
                                                 -------------------------------------------------------------
BALANCE, JULY 31, 1993                           5,008,086   2,173,755     718,184     6,962,104    62,031,814
  Net income                                             -           -           -             -     9,852,200
  Dividends declared                                     -           -           -             -    (1,806,736)
  Issuance of stock under option
   plans (Note 7)                                   50,641           -       5,064       673,988             -
  Award of stock to employees                        1,036           -         104        20,916             -
  Reissuance of treasury shares                          -           -           -           386             -
  Conversion of Class B stock
   to common stock (Note 6)                         40,860     (40,860)          -             -             -
                                                 -------------------------------------------------------------
BALANCE, JULY 31, 1994                           5,100,623   2,132,895    $723,352     7,657,394   $70,077,278
                                                 =========   =========    ========     =========   ===========

The accompanying notes are an integral part of the consolidated financial statements.

                     Consolidated Statements of Cash Flows

                                                          Year Ended July 31
                                       -------------------------------------
                                          1994         1993         1992
CASH FLOWS FROM OPERATING ACTIVITIES   -------------------------------------
Net income                             $ 9,852,200  $ 9,419,642  $ 7,100,408
Adjustments to reconcile net
 income to net cash provided by
 operating activities
 Depreciation and amortization           6,798,038    5,834,854    5,407,341
 Provision for bad debts                     4,744       72,890      138,808
 (Increase) decrease in
    Accounts receivable                ( 1,502,865) ( 2,827,243) ( 2,851,603)
    Inventories                        ( 3,186,879) ( 1,156,110) (   753,354)
    Prepaid expenses and taxes         ( 1,114,801)   1,149,110  ( 1,305,418)
    Other assets                       (   473,484) (   512,544) (   485,046)
 Increase (decrease) in
    Accounts payable                   (   916,395)   1,335,395      259,695
    Income taxes payable                         -  (     2,974) (    40,967)
    Accrued expenses                       928,161    1,533,027    1,985,381
    Deferred income taxes              (   946,058) (   808,092) (   939,628)
    Deferred investment tax credits              -  (   114,816) (    97,547)
    Deferred compensation                  381,872      314,690      267,158
                                       -------------------------------------
       Total Adjustments               (    27,667)   4,818,187    1,584,820
                                       -------------------------------------
       Net Cash Provided by Operating
        Activities                       9,824,533   14,237,829    8,685,228
                                       =====================================
Cash Flows from Investing Activities
  Capital expenditures                 (13,559,232) ( 9,158,173) ( 8,039,979)
  Purchases of investment securities   (11,750,654) (11,084,764) ( 2,975,634)
  Dispositions of investment
    securities                          13,910,258    8,126,841    5,084,969
  Other                                    399,295      (28,422)  (  141,110)
                                       -------------------------------------
       Net Cash Used in Investing
        Activities                     (11,000,333) (12,144,518)  (6,071,754)
                                       -------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
 Principal payments on long-term debt  (   743,834) ( 8,408,802) (   950,294)
 Proceeds from issuance of long-term
   debt                                  5,000,000    6,510,720      202,440
 Proceeds from issuance of common stock    700,458      372,957      100,426
 Net payments of loan issuance costs            -   (    43,047)           -
 Dividends paid                        ( 1,804,002) ( 1,613,106) ( 1,549,364)
 Purchase of treasury stock            ( 1,894,762) (   668,205) (   633,305)
 Other                                       1,025  (   210,980) (    40,559)
                                       -------------------------------------
       Net Cash Provided by (Used in)
        Financing Activities             1,258,885  ( 4,060,463) ( 2,870,656)
                                       -------------------------------------
NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                          83,085  ( 1,967,152) (   257,182)

CASH AND CASH EQUIVALENTS,
  BEGINNING OF YEAR                      6,311,230    8,278,382    8,535,564
                                       -------------------------------------
CASH AND CASH EQUIVALENTS, END
  OF YEAR                              $ 6,394,315  $ 6,311,230  $ 8,278,382
                                      ============  ===========  ===========

The accompanying notes are an integral part of the consolidated financial statements.

                   Notes to Consolidated Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Oil-Dri Corporation of America and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

No provision has been made for possible income taxes which may be paid on the distribution of approximately $6,576,000 and $6,991,000 as of July 31, 1994 and 1993, respectively, of the retained earnings of foreign subsidiaries, as substantially all such amounts are intended to be indefinitely invested in these subsidiaries or no additional income taxes would be incurred when such earnings are distributed. It is not practicable to determine the amount of income taxes or withholding taxes that would be payable upon the remittance of assets that represent those earnings.

REVENUE RECOGNITION

Revenues from sales of products and transportation services are recognized upon shipment.

INCOME TAXES

During fiscal 1993 the Company adopted Financial Accounting Standards Board ("FASB") Statement No. 109 "Accounting for Income Taxes". Under this standard, deferred income taxes reflect the impact of temporary differences between the assets and liabilities recognized for financial reporting purposes and amounts recognized for tax purposes. Previously the Company had adopted FASB No. 96, a prior version of FASB No. 109.

INTEREST RATE DERIVATIVE INSTRUMENTS

Interest differentials on a swap contract (Note 3) are recorded as interest expense in the contract period incurred. The Company recognized additional interest expense of $98,300, $103,100, and $75,700 in fiscal years 1994, 1993 and 1992, respectively, as a result of this contract.

TRANSLATION OF FOREIGN CURRENCIES

Assets and liabilities of foreign subsidiaries are translated at the current exchange rate and income statement items are translated at the average exchange rate on a monthly basis. Resulting translation adjustments are recorded as a separate component of stockholders' equity.

Changes in the cumulative translation adjustments account are as follows:

                                                1994       1993       1992
                                                ----       ----       ----
Balance, at beginning of year             $  (901,783)$  (243,537)  $(209,982)
Translation adjustments resulting from
 exchange rate changes and intercompany
 transactions                                (234,168)   (658,246)   ( 33,555)
                                            ---------     -------     -------
Balance, at end of year                   $(1,135,951)  $(901,783)  $(243,537)
                                            =========     =======     =======

                                    Notes



CASH AND CASH EQUIVALENTS

Cash and cash equivalents include interest and noninterest bearing demand deposits at commercial banks, investment grade demand and term notes, and certificates of deposit.

The Company considers all highly liquid investment securities purchased with maturities of three months or less to be cash equivalents.

INVENTORIES

The composition of inventories is as follows:

                               1994        1993
          Finished goods   $ 5,257,765  $3,414,171
          Bags               3,431,828   2,636,196
          Supplies           2,329,938   1,716,138
          Fuel oil             183,477     257,366

                           $11,203,008  $8,023,871

Inventories are valued at the lower of cost (first-in, first-out) or market.

CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash investments and accounts receivable. The Company places its cash investments in government backed instruments, both foreign and domestic, and with other high quality institutions. Concentrations of credit risk with respect to accounts receivable is subject to the financial condition of certain major customers, principally those referred to in Note 2.

The Company generally does not require collateral or other security to support customer receivables.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment expenditures are generally depreciated by the straight-line method over their estimated useful lives as follows:

                                                      Years

               Buildings and leasehold improvements    5-30
               Machinery and equipment                 3-15
               Office furniture and equipment          2-10
               Vehicles                                 2-8

RESEARCH AND DEVELOPMENT

Research and development costs of $1,875,000 in 1994, $1,509,000 in 1993 and $1,450,000 in 1992 were charged to income as incurred.

NOTE 2 - BUSINESS AND GEOGRAPHIC REGION INFORMATION

The Company develops, manufactures and markets sorbent products and technologies for use in industry, home and agriculture. The company operates in the United States, Canada and the United Kingdom and exports goods worldwide.

The Company had sales in excess of 10% of total sales to two unaffiliated customers in 1994, 1993 and 1992. Accounts receivable related to these major customers amounted to $7,185,000, $7,050,000 and $5,614,000 as of July 31, 1994, 1993 and 1992, respectively.

The sales to these customers were as follows:

                                        -------------------------------
                                          1994       1993        1992
                                        -------------------------------
                                          (Thousands of Dollars)
           Amount                       $33,403     $27,019     $18,964
           Percent of net sales              24%         20%         16%
           Amount                       $13,780     $15,329     $17,453
           Percent of net sales              10%         11%         15%
                                        -------------------------------


The following is a summary of financial information by geographic region:

                                                 FISCAL YEAR ENDED JULY 31
                                        -----------------------------------------
                                                   (Thousands of Dollars)
                                        -----------------------------------------
                                            1994             1993            1992
                                        -----------------------------------------
Sales to unaffiliated customers:
   Domestic                             $129,332         $123,342        $108,731
   Foreign                                10,478           11,418          10,019
Export sales:
   Domestic                               $8,252           $6,162          $2,636
Sales or transfers between
 geographic areas:
   Domestic                               $3,891           $3,741          $2,734
Income before income taxes:
   Domestic                              $12,257          $11,441          $8,100
   Foreign                                   902              812           1,111
Net Income:
   Domestic                               $9,449           $8,803          $6,329
   Foreign                                   403              617             771
Identifiable assets:
   Domestic                             $102,659          $90,816         $83,134
   Foreign                                 9,608           11,301          11,884

                                    NOTES


NOTE 3 - NOTES PAYABLE

The composition of notes payable is as follows:

                                                                  1994                   1993
                                                                  ----                   ----
Thomasville Payroll Development Authority

  Payable in annual principal installments of
  $592,593 for the years 1993 to 1995, inclusive.
  Interest is payable semiannually at a rate of 68%
  of the prime rate.                                             $  592,593           $  1,185,185

Town of Blue Mountain, Mississippi

  Principal payable on October 1, 2008.  Interest
  payable monthly at a variable interest rate set
  weekly based on market conditions for similar
  instruments.  The average rates were 2.80% and 2.88%
  in 1994 and 1993, respectively.  Payment of these
  bonds by the Company is guaranteed by a letter of
  credit issued by the Harris Trust and Savings Bank.
  In May, 1991 the Company entered into a seven
  year interest rate swap contract.  Under this
  agreement, the Company receives a floating
  interest rate based on LIBOR and pays
  interest at a fixed rate at 6.53%.                              2,500,000              2,500,000

Teachers Insurance and Annuity Association of America

  Payable in annual principal installments on
  November 15; $400,000 for 1993; $500,000 for the years
  1995 and 1996; $1,500,000 for 1997; $1,800,000
  for 1998;$1,200,000 for 2000; $1,100,000 for 2001;
  and $1,000,000 for 2002. Interest is payable semi-
  annually at an annual rate of 9.38%.                            7,600,000              7,600,000

Teachers Insurance and Annuity Association of America

  Payable in annual principal installments, the first
  payment due August 15, 2001; $500,000 for 2002;
  $1,000,000 for 2003; $2,500,000 for 2004; and
  $2,500,000 for 2005.  Interest is payable semiannually
  at an annual rate of 7.17%.                                     6,500,000              6,500,000

Harris Trust and Savings Bank

  Payable in annual principal installments, the first
  payment due June 20, 1996; $500,000 for 1996;
  $1,950,000 for 1999; $900,000 for 2000; $650,000 for
  years 2001 and 2002; $350,000 for 2003.  Interest is
  payable quarterly at an annual rate of 7.78%.                   5,000,000                      -

Other                                                               572,129                723,371
                                                                -----------           ------------

                                                                 22,764,722             18,508,556
  Less current maturities of notes payable                       (1,243,479)            (  742,615)
                                                                -----------           ------------
                                                                $21,521,243           $ 17,765,941
                                                                ===========           ============

In May, 1993, the Company privately placed $6,500,000 of 7.17% notes, due 2004, with Teachers Insurance and Annuity Association of America. The proceeds of this fixed rate note were used to call various industrial revenue bonds issued on the Company's behalf and to retire capitalized equipment leases.

On September 21, 1994 the Company executed a Credit Agreement with the Harris Trust and Savings Bank which replaced the Term Note Agreement dated April 20, 1994 which appears in the previous schedule in this note. The Credit Agreement provides $5,000,000 in term financing at the same interest rate and repayment schedule note above, and a $5,000,000 committed revolving line of credit.

The agreements with the Thomasville Payroll Development Authority, the Town of Blue Mountain, Mississippi, Teachers Insurance and Annuity Association of America and Harris Trust and Savings Bank impose working capital requirements, dividend and financing limitations, minimum tangible net worth requirements and other restrictions. The Thomasville Agreement expired on August 1, 1994. The Company's Credit Agreement with Harris Trust and Savings Bank indirectly restricts dividends by requiring the Company to maintain tangible net worth, as defined, in the amount of $50,000,000 plus 25% of cumulative annual earnings from July 31, 1994.

The Thomasville Payroll Development Authority and the Town of Blue Mountain, Mississippi acquired, in prior years, substantially all of the assets of certain plant expansion projects, issued long-term bonds to finance the purchase and leased the projects to the company and various of its subsidiaries (with the company and various of its wholly owned subsidiaries as guarantors) at rentals sufficient to pay the debt service on the bonds.

The following is a schedule by year of future maturities of notes payable and capital leases as of July 31, 1994:

Year Ending July 31:
1996                                  1,098,977
1997                                  1,582,266
1998                                  1,880,000
1999                                  2,030,000
Later years                          14,930,000
                                    -----------
                                    $21,521,243
                                    ===========

NOTE 4 - INCOME TAXES

The provision for income tax expense consists of the following:

                                        ----------------------------------
                                           1994        1993        1992
                                        ----------------------------------
Current
  Federal, net of amortization of
   investment tax credits               $3,221,911  $2,522,761  $1,849,435
  Foreign                                  163,897     206,923     277,523
  State                                    866,281     685,922     481,499
                                        ----------  ----------  ----------
                                        $4,252,089  $3,415,606  $2,608,457
                                        ==========  ==========  ==========
Deferred - net
  Federal                               (  855,699) (  465,865) (  484,272)
  Foreign                                    1,153  (   11,833)     62,497
  State                                 (   90,359) (  104,071) (   76,420)
                                        ----------  ----------  ----------
                                        (  944,905) (  581,769) (  498,195)
                                        ----------  ----------  ----------
Total income tax provision              $3,307,184  $2,833,837  $2,110,262
                                        ==========  ==========  ==========

                                    NOTES

The components of the deferred tax (benefit) provisions occurring as a result of transactions being reported in different years for financial and tax reporting are as follows:

                                        ----------------------------------------
                                           1994            1993           1992
                                        ----------------------------------------
Depreciation                            $(304,437)      $(479,415)      $(58,902)
Deferred compensation                    (148,242)       (125,876)      (104,939)
Postretirement benefits                  (129,081)              -              -
Trade promotions and advertising          112,578        (102,000)      (192,472)
Accrued expenses                         (164,694)       ( 70,603)      ( 41,033)
Other, net                               (270,990)        196,125       (100,849)
Alternative-minimum tax                  ( 40,039)              -              -
                                        ---------       ---------      ---------
                                        $(944,905)      $(581,769)     $(498,195)
                                        =========       =========      =========

Principal reasons for variations between the statutory federal rate and the effective rates were as follows:

                                              ----------------------------------------
                                                     1994         1993         1992
                                              ----------------------------------------
U.S. federal statutory income tax rate              34.00%       34.00%       34.00%
Depletion deductions allowed for mining            (12.48)      (13.86)      (13.14)
State income taxes, net of federal tax benefit       4.42         4.75         4.40
Amortization of investment credits                      -       (  .94)      ( 1.06)
Difference in effective tax rate of foreign
 subsidiaries                                      (  .16)      (  .66)      (  .41)
Other                                              (  .65)      (  .16)      (  .88)
                                                   ------       ------       ------
                                                    25.13%       23.13%       22.91%
                                                    =====        =====        =====

The consolidated balance sheet as of July 31, 1994 and 1993 included the following cumulative temporary differences:

                              -----------------------------------------------------------
                                          1994                            1993
                              -----------------------------------------------------------
                                Assets         Liabilities        Assets       Liabilities
                              -----------------------------------------------------------
Depreciation                  $        -       $1,768,521       $        -      $2,328,424
Deferred compensation            680,062                -          532,659               -
Postretirement benefits          131,535                -                -               -
Trade promotions and
  advertising                    223,880                -          335,820               -
Accrued expenses                 330,754                -          107,729               -
Other                             78,911                -           83,882               -
                              ----------       ----------       ----------      ----------
                              $1,445,142       $1,768,521       $1,060,090      $2,328,424
                              ==========       ==========       ==========      ==========

NOTE 5 - DEFERRED COMPENSATION

The Company maintains a deferred compensation plan which permits directors and certain management employees to defer portions of their compensation and earn a guaranteed interest rate on the deferred amounts. The compensation, which has been deferred since the plan's inception, has been accrued as well as interest thereon. The Company has purchased whole life insurance contracts on the participants to fund the plan.

NOTE 6 - STOCKHOLDERS' EQUITY

The Company's certificate of incorporation authorizes 15,000,000 shares of common stock and 7,000,000 shares of Class B stock, each with a par value of $.10. The Class B stock is entitled to 10 votes per share on most matters, but has limited transfer rights. It is convertible into common stock on a share-for-share basis at any time and is subject to mandatory conversion under certain circumstances.

The common stock is entitled to at least 133-1/3% of the per share cash dividends paid on the Class B stock as and when such dividends may be declared or paid. See Note 3 regarding dividend restrictions.

All per share amounts included in the financial statements and notes reflect the dilutive effect of all common stock equivalents. See Note 7 for information regarding common stock equivalents.

The following reflects the changes in treasury stock (common) over the last three years:

                                              Shares     Amount
          Balance, July 31, 1991             126,852  $ 1,066,297
            Purchased during fiscal 1992      33,029      633,305

          Balance, July 31, 1992             159,881    1,699,602
            Purchased during fiscal 1993      30,675      668,205

          Balance, July 31, 1993             190,556    2,367,807
            Purchased during fiscal 1994      91,190    1,895,364
            Reissued during fiscal 1994          (50)        (602)

          Balance, July 31, 1994             281,696  $ 4,262,569


NOTE 7 - STOCK OPTION PLANS

The Company maintains two stock option plans, the 1988 Option Plan and the 1981 Option Plan. Under the 1988 Option Plan, a total of 312,500 shares of common stock and 312,500 stock appreciation rights were made available for issuance. No stock appreciation rights have been granted as of July 31, 1994. The options are exercisable one year after the date granted. The plan expires on June 8, 1998.

The options available under the 1981 Option Plan were exercisable one year after the grant by employees who have been employed for at least three years; however, initially only 50% of the options could be exercised without restriction. The balance of the options were exercisable upon attainment of certain earnings levels. An earnings level was attained in fiscal year 1986 and subsequent years that allowed for exercise of another 25% of the options. Consequently, 75% of the total outstanding options were considered common stock equivalents through July 31, 1994. The remaining 25% of the options expired during fiscal 1994. The plan expired on October 31, 1991.

                                    NOTES

A summary of option transactions under the plans follows:

                            ---------------------------------------------------------------------------
                                       1981 OPTION PLAN                        1988 OPTION PLAN
                            ---------------------------------------------------------------------------
                                       NUMBER OF SHARES                        NUMBER OF SHARES
                               (WEIGHTED AVERAGE OPTION PRICE)        (WEIGHTED AVERAGE OPTION PRICE)
                            ------------------------------------    ------------------------------------
                              1994          1993         1992         1994         1993          1992
                            -------------------------------------   -----------------------------------
Outstanding,                61,150        85,919       99,378        158,785       162,872      164,393
 Beginning of
   Year                    $(10.80)      $(10.80)     $(10.66)       $(19.17)      $(18.96)     $(18.91)

Granted                          -             -            -          4,000         5,000          500
                                 -             -            -        $(23.00)      $(22.38)     $(18.50)

Exercised                   29,515        20,882        6,977         21,126         7,213          521
                           $(10.80)      $(10.80)     $(10.80)       $(17.05)      $(17.51)     $(15.60)

Canceled/
  terminated                31,635         3,887        6,482          3,000         1,874        1,500
                           $(10.80)      $(10.80)     $( 8.70)       $(19.00)      $(15.60)     $(18.83)

Outstanding,                     -        61,150       85,919        138,659       158,785      162,872
 End of Year                     -       $(10.80)     $(10.80)       $(19.61)      $(19.17)     $(18.96)

The company has reserved 134,270 shares of common stock for future grants and issuances under the 1988 Option Plan.

As of July 31, 1994, a total of 134,659 options are exercisable under the 1988 Option Plan.

                                           COMBINED PLANS
                               --------------------------------------
                                          NUMBER OF SHARES
                                  (WEIGHTED AVERAGE OPTION PRICE)
                               --------------------------------------
                                  1994           1993          1992
                               --------------------------------------
Outstanding,                   219,935        248,791       263,771
  Beginning of Year            $(16.84)       $(16.14)      $(15.80)

Granted                          4,000          5,000           500
                               $(23.00)       $(22.38)      $(18.50)

Exercised                       50,641         28,095         7,498
                               $(13.41)       $(12.39)      $(11.13)

Canceled/terminated             34,635          5,761         7,982
                               $(11.51)       $(12.36)      $(10.60)

Outstanding,                   138,659        219,935       248,791
 End of Year                   $(19.61)       $(16.84)      $(16.14)


NOTE 8 - EMPLOYEE BENEFIT PLANS

The Company and its subsidiaries have defined benefit pension plans for eligible salaried and hourly employees. Benefits are based on a formula of years of credited service and levels of compensation or stated amounts for each year of credited service. The assets of these plans are invested in various high quality marketable securities.

The net periodic pension cost for the years ended July 31, 1994, 1993 and 1992 consists of the following:

                                        -----------------------------------
                                           1994         1993         1992
                                        ---------    ---------    ---------
Service cost                            $ 325,626    $ 308,012    $ 218,826
Interest cost on projected
 benefit obligations                      358,027      325,735      252,681
Losses (Earnings) on plan assets           80,058     (641,108)    (431,820)
Net amortization and deferral            (422,948)     344,700       93,337
                                        ---------    ---------    ---------
   Net Pension Cost                     $ 340,763    $ 337,339    $ 133,024
                                        =========    =========    =========

The funded status of the plans at July 31 is as follows:

                                                     ------------------------
                                                         1994        1993
                                                     ----------    ----------
Actuarial Present Value of Benefit Obligations
  Accumulated benefit obligations
     Vested                                          $3,623,589    $3,204,801
     Nonvested                                          337,493       289,846
                                                     ----------    ----------
        Total Accumulated Benefit Obligations        $3,961,082    $3,494,647
                                                     ==========    ==========
  Projected benefit obligations                      $5,532,033    $5,023,494

Plan Assets at Fair Value                             4,426,791     4,474,314
                                                     ----------    ----------
Deficiency of plan assets over projected
 benefit obligations                                 (1,105,242)     (549,180)
Unrecognized net loss (gain)                            317,405       (83,391)
Unrecognized prior service cost                         691,721       734,700
Unrecognized net excess plan assets as of
 August 1, 1987 being recognized principally
 over 21 years                                         (371,048)     (397,672)
Adjustment required to recognize minimum
 liability                                             (190,784)      (73,573)
                                                     ----------    ----------
Accrued pension included in
  Accrued Expenses - Other                            $(657,948)    $(369,116)
                                                     ==========    ==========


During the year ended July 31, 1993, the company amended the benefit formula for the defined benefit pension plan for salaried employees, the effect of which was to increase projected retirement benefits for most salaried employees.

Assumptions used in the previous calculations are as follows:

                                                        ------------
                                                        1994   1993
                                                        -----  -----
         Discount rate                                  7.25%  7.25%
         Rate of increase in compensation levels        5.00%  5.00%
         Long-term expected rate of return on assets    8.00%  8.00%

The Company has funded the plans based upon actuarially determined contributions that take into account the amount deductible for income tax purposes and the minimum contribution required under the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

For the years ended July 31, 1994, 1993 and 1992, the Company maintained a profit sharing/401(k) savings plan under which the Company matches a portion of employee contributions. The plan is available to essentially all employees who have completed one year of continuous service and are at least 21 years of age. Total contributions by the Company for the years ended July 31, 1994, 1993 and 1992 were $74,476, $74,767 and $66,105, respectively.

POST-RETIREMENT BENEFITS

In addition to providing pension benefits, the Company provides certain medical benefits, until a participant attains age 65, to domestic salaried employees who elect early retirement, meet minimum age, service and other requirements. The Company reserves the right to amend or terminate this plan at anytime. The plan is contributory and contains cost sharing features such as deductibles and coinsurance.

FASB NO. 106 "Employers" Accounting for Postretirement Benefits Other Than Pensions" requires, among other things, the accrual of retirement benefit costs over the active service period of employees to the date of full eligibility for these benefits. The new standard requires the accumulated plan benefit obligation existing at the date of adoption (transition obligation) either be recognized immediately or deferred and amortized over future periods.

Effective August 1, 1993 the Company adopted the new standard and is amortizing the resulting transition obligation over 20 years. The adoption of this standard does not have a material effect on the consolidated results of operations or financial position of the Company.

                                    Notes

NOTE 9 - ACQUISITIONS

The excess of the Company's original investment over the fair value of the net assets acquired at the date of acquisition is being amortized by the straight-line method over 40 years.

The terms of a prior year acquisition required additional payments based on achievements of earnings above base amounts. Payments for the years ended July 31, 1994 and 1993 were approximately $7,500 and $28,400, respectively.

NOTE 10 - LEASES

The Company's mining operations are conducted on leased and owned property. These leases generally provide the Company with the right to mine as long as the Company continues to pay a minimum monthly rental, which is applied against the per ton royalty when the property is mined.

The Company leases its corporate offices (approximately 20,000 square feet in 1994 and 1993; 18,000 square feet in prior years) in Chicago, Illinois and additional office facilities in Europe. The office space in Chicago is subject to leases expiring in 2008. Office facilities in Europe are leased on a year-to-year basis.

In addition, the Company leases vehicles, data processing and other office equipment. In most cases, the Company expects that, in the normal course of business, leases will be renewed or replaced by other leases.

The following is a schedule by year of future minimum rental requirements under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of July 31, 1994:

                   Year Ending July 31:
                   1995                     $ 3,414,048
                   1996                       2,423,674
                   1997                       1,678,596
                   1998                       1,057,805
                   1999                         828,749
                   Later years                4,401,108
                                             ----------
                                            $13,803,980
                                            ===========

The following schedule shows the composition of total rental expense for all operating leases, including those with terms of one month or less that were not renewed:

                                          1994       1993       1992
                                          ----       ----       ----
      Transportation equipment       $2,710,000  $2,758,000  $2,283,000
      Office facilities                 184,000     190,000     222,000
      Mining properties
         Minimum                        196,000     193,000     115,000
         Contingent                     183,000     180,000     150,000
      Other                             565,000     358,000     152,000
                                      ---------   ---------   ---------
                                     $3,838,000  $3,679,000  $2,922,000
                                     ==========   =========   =========

NOTE 11 - OTHER CASH FLOW INFORMATION

Cash payments for interest and income taxes were as follows:

                                1994          1993         1992
                             -------------------------------------
           Interest          $1,390,014    $1,534,795   $1,710,408
                             ==========    ==========   ==========
           Income Taxes      $5,624,987    $3,528,503   $3,238,900
                             ==========    ==========   ==========


NOTE 12 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

A summary of selected information for 1994 and 1993 is as follows:

                                    Fiscal 1994 Quarter Ended
                                 (Thousands Except per Share Amounts)
                            -----------------------------------------------
                            Oct. 31    Jan. 31  April 30  July 31    Total
                            -----------------------------------------------
     Net Sales              $33,554    $37,450   $37,291  $31,515  $139,810
     Gross Profit             9,729     10,699     9,273    7,652    37,353
     Net Income               2,575      3,251     2,356    1,670     9,852
     Net Income Per Share   $   .37    $   .46   $   .34  $   .24   $  1.41

                                         Fiscal 1993 Quarter Ended
                                   (Thousands Except per Share Amounts)
                              -----------------------------------------------
                              Oct. 31  Jan. 31  April 30  July 31     Total
                              -----------------------------------------------
     Net Sales                $33,426  $35,101   $34,113  $32,120    $134,760
     Gross Profit              9,503     9,931     9,702    8,227      37,363
     Net Income                2,401     2,984     2,255    1,780       9,420
     Net Income Per Share     $  .34   $  .42    $   .32  $   .26    $   1.34

                          INDEPENDENT AUDITOR'S REPORT
                                 COMMON STOCK


STOCKHOLDERS AND BOARD OF DIRECTORS
OIL-DRI CORPORATION OF AMERICA

We have audited the consolidated statements of financial position of OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES as of July 31, 1994 and 1993, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended July 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES as of July 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 1994, in conformity with generally accepted accounting principles.


BLACKMAN KALLICK BARTELSTEIN
Chicago, Illinois

August 26, 1994, except for the third and fourth paragraphs of Note 3, as to which the date is September 21, 1994

                               COMMON STOCK


On December 20, 1993, the common stock of the Company began trading on the New York Stock Exchange under the ticker symbol ODC. Prior to December 20, 1993, the common stock was quoted in the NASDAQ National Market System under the ticker symbol OILC. The following table sets forth the closing high and low prices as quoted on the New York Stock Exchange and the NASDAQ National Market System for the period indicated. NASDAQ National Market System prices reflect interdealer prices without retail mark-up, mark-down or commissions, and may not necessarily reflect actual transactions.

The number of holders of record of common stock on August 19, 1994 was 1,346.

There is no established public trading market for the Class B stock.

The number of holders of record of Class B stock on August 19, 1994 was 23.

DIVIDENDS
                                            Amount Per Share
                                            ----------------
                                 Date Paid    Common Class B
                                 ---------------------------
Quarterly                           9/17/93   $0.07   $0.0525
Quarterly                          12/17/93   $0.07   $0.0525
Quarterly                           3/17/94   $0.07   $0.0525
Quarterly                           6/17/94   $0.07   $0.0525



MARKET PRICES

Fiscal 1994                       Closing Prices
- - - --------------------------------------------------
                                  High        Low
1st Quarter                       25        19 3/4
2nd Quarter                       23 3/8    18 3/4
3rd Quarter                       23 1/8    19 3/8
4th Quarter                       21 1/2    17 7/8


Fiscal 1993                       Closing Prices
- - - --------------------------------------------------
                                  High        Low
1st Quarter                       19 1/2    16
2nd Quarter                       21 3/4    17 3/4
3rd Quarter                       24 1/4    21
4th Quarter                       24 1/2    21 3/4
             -------------------------------------

                               Board of Directors
                                    Officers
                               Senior Management

BOARD OF DIRECTORS

Richard M. Jaffee, Chairman
Robert D. Jaffee, Chairman/Amco Corporation
J. Steven Cole, President/Cole & Associates and Sav-A-Life Systems, Inc. Norman B. Gershon, Vice-President
Daniel S. Jaffee, Group Vice-President
Edgar D. Jannotta, Managing Partner/William Blair & Company
Joseph C. Miller, Senior Vice-President
Paul J. Miller, Partner/Sonnenschein Nath & Rosenthal
Haydn H. Murray, Professor Emeritus of Geology, Indiana University
Allan H. Selig, President/Milwaukee Brewers Baseball Club, Inc.,
  Selig Executive Leasing, Inc.,
  Chairman of the Executive Council of Major League Baseball
Bruce H. Sone, Vice-President


CORPORATE OFFICERS

Richard M. Jaffee, President and Chief Executive Officer
Joseph C. Miller, Senior Vice-President/Consumer, Industrial & Environmental and Transportation
Herbert V. Pomerantz, Senior Vice-President/Agricultural & Specialty Products and Research & Development
Daniel S. Jaffee, Group Vice-President/Consumer Products and Chief
  Financial Officer
Richard V. Hardin, Group Vice-President/Technology
Bruce H. Sone, Vice-President/Consumer Mass Merchandise
James T. Davis, Vice-President/Manufacturing
Norman B. Gershon, Vice-President/International Operations, Managing
  Director/Oil-Dri S.A.
Louis T. Bland, Jr., Legal Counsel, Assistant Secretary and
  Director/Industrial Relations
Donald J. Deegan, Director/Finance & Accounting
Richard L. Pietrowski, Treasurer
Albert L. Swerdlik, Secretary
Heidi M. Jaffee, Assistant Secretary


ADDITIONAL SENIOR MANAGEMENT

Elwyn J. Albritton, Vice-President/Operational Development
Roger Bergh, Jr., General Manager/Industrial & Environmental Product Group Karen Jaffee Cofsky, Manager/Human Resources
Thomas F. Cofsky, General Manager/Agrisorbents(TM) Product Group
Sam J. Colello, Director/Information Systems
B. Fielden Fraley, General Manager/Pure-Flo Product Group
Fred G. Heivilin, Vice-President/Raw Materials Development
Richard D. Johnsonbaugh, Eastern Regional Manager/Manufacturing
Robert E. Messersmith, Vice-President/Engineering
William F. Moll, Vice-President/Research & Development
Dennis E. Peterson, President/Oil-Dri Transportation Company
V.R. Roskam, Vice-President/Agrisorbents(TM) Product Group
William O. Thompson, Western Regional Manager/Manufacturing
Michael A. Woodrow, Director/Material Management and Sales Services

CORPORATE HEADQUARTERS

Oil-Dri Corporation of America
410 North Michigan Avenue, Suite 400
Chicago, Illinois  60611
(312) 321-1515


LISTING                  TICKER SYMBOL
New York Stock Exchange        ODC


INTERIM REPORTS
Starting in fiscal 1995, Oil-Dri Corporation will replace its three quarterly reports to shareholders, traditionally distributed with dividend checks, with distribution of the Company's earnings news releases. These news releases will be sent to shareholders at the time they are released to the media. We hope shareholders will find this more timely and economic dissemination of information useful.


REGISTRAR/TRANSFER AGENT
Harris Trust and Savings Bank
311 West Monroe
Chicago, Illinois  60606
(312) 461-2288


INDEPENDENT PUBLIC ACCOUNTANTS
Blackman Kallick Bartelstein


LEGAL COUNSEL
Sonnenschein Nath & Rosenthal

SUBSIDIARIES
Oil-Dri Corporation of Georgia     Oil-Dri (U.K.) Limited
Georgia                            United Kingdom

Oil-Dri Production Company         Oil-Dri Corporation of Nevada
Mississippi/Oregon                 Nevada

Oil-Dri Transportation Company     Blue Mountain Production Company
Georgia                            Mississippi

Oil-Dri S.A.                       Favorite Products Company, Ltd.
Switzerland                        Quebec, Canada

This annual report is printed entirely on recycled paper.