Form 10-K, Exhibit 13
period 1995-07-31
OIL DRI CORPORATION OF AMERICA
filed 1995-10-26
CIK 74046

OIL-DRI CORPORATION OF AMERICA
















                                 CREATING

                                   VALUE

                                  THROUGH

                                INNOVATION































                                                    1995 ANNUAL REPORT

                   NATIONAL FAMILY BUSINESS OF THE YEAR
                    Oil-Dri Corporation of America is
                 very proud to have been named the
                 National Family Business of the Year.
                 Oil-Dri was first awarded the
                 Illinois Family Business of the Year
                 title by the Illinois Association of
                 Family Businesses and the Loyola
                 University Chicago Family Business
                 Center.  The national program was
                 sponsored by Massachusetts Mutual and
                 included hundreds of regional
                 winners.  Oil-Dri won in the large
                 business category for companies with
                 more than 250 employees.

                 Winners were chosen based on five key
                 criteria:
                   The success of the business
                   The positive links it has built
                     between family and business
                   Multiple generation family business involvement Contributions to community and industry
                   Innovative business practices or strategies

                    Oil-Dri is a publicly traded
                 company with a very special
                 combination of business and family
                 practices.  The Jaffee family is
                 represented by eight family members
                 and an additional 65 families are
                 represented by two or more members at
                 Oil-Dri.  All of Oil-Dri's employees
                 in the United States, Canada,
                 England, Switzerland and our
                 representatives around the globe, are
                 part of the success of the
                 organization.  Everyone works
                 together to make a difference in the
                 quality of our products, our services
                 and our organization.


                           Financial Highlights

                                    1995          1994        Change

Net Sales*                       $152,899,109  $147,146,793   +3.9%

Income from Operations           $12,841,947   $14,428,277   -11.0%

Income before Income Taxes       $11,147,425   $13,159,384   -15.3%

Net Income                       $ 8,002,828   $ 9,852,200   -18.8%

Net Income per Share             $      1.15   $      1.41   -18.4%

Net Income as a Percentage of            5.2%         6.7%    -1.5%
Sales

Return on Average Stockholders'         10.6%        14.1%    -3.5%
Equity

Working Capital                  $33,074,318  $29,337,449 +$ 3,736,869

Stockholders' Equity             $78,338,383  $73,059,504  +$5,278,879

Book Value per Share             $     11.35  $     10.51     +8.0%

Average Shares Outstanding         6,935,975    7,010,724     -1.1%

Dividends Declared               $ 2,046,644  $ 1,806,736    +13.3%

Capital Expenditures             $ 7,032,064  $13,559,232    -48.1%

Depreciation and Amortization    $ 7,808,496  $ 6,798,038    +14.9%

Long-Term Debt                   $20,422,265  $21,521,243     -5.1%

SALES TRENDS*                                      (millions of dollars)

                                   1995    1994    1993    1992    1991
Consumer Products                 $82.9   $77.0   $73.3   $65.2   $53.7

Industrial and Environmental       18.9    19.9    19.0    19.1    18.6
Products

Agrisorbents Product Group         16.6    18.3    18.4    14.9    10.7

Pure-Flo Product Group             13.0    13.2    10.1     6.1     5.8

Foreign Subsidiaries               12.2    11.2    12.4    11.0    10.5

Transportation Services             9.3     7.5     7.7     8.3     6.7
                                 $152.9  $147.1  $140.9  $124.6  $106.0

*Net sales and selling, general and administrative expenses reflect the reclassification of trade marketing costs. See Note 1 to consolidated financial statements.

                     Land Holdings & Mineral Reserves

                 Land Owned    Land Leased       Total          Proven
                  (acres)        (acres)        (acres)        Reserves
                                                              (1,000's of
                                                                 tons)
Georgia             1,282          2,004        3,286             45,185
Mississippi         2,034          1,423        3,457            116,293
Oregon                360            800        1,160              3,575
Florida               537            446          983              4,512
Nevada                709              -          709             23,316
Illinois                4              -            4                  -
                    4,926          4,673        9,599            192,881

                             DIVISIONAL REVIEW

Consumer Products

Oil-Dri manufactures approximately 25% of all the cat litter sold in the United States, an estimated $720,000,000 retail market. The introduction of Cat's Pride Kat Kit disposable cat litter tray and the launching of the Cat's Pride Scoopable "Stretch Jug" should increase Oil-Dri's share of this market.

Industrial & Environmental Products

A comprehensive line of Oil-Dri Lite sorbents and Oil-Dri floor absorbents distinguishes Oil-Dri Corporation as a quality supplier of industrial maintenance products. The division is also working on innovative products for the home mechanic.

Agrisorbents Product Group

The Agrisorbents Product Group offers agricultural chemical formulators the highest quality carriers for their crop protection products. Global expansion of carriers and animal feed and nutrition products will provide growth opportunities in the future.

Pure-Flo Product Group

A combination of unique minerals and proprietary processes gives the Pure-Flo Product Group a technological edge in the fluid purification market. International expansion of existing product lines and development of new value-added products will build incremental sales.

PRIMARY RESOURCES

Research & Development

The most dynamic source of Oil-Dri's growth over the last fifty-four years has been from product innovations. Developments that can improve a refining process, increase a crop yield or keep a cat box fresher longer have all been generated by the scientific staff of the Nick Jaffee Sorbent Technologies Laboratory. Teams of scientists and technicians address the issues of each marketing group, manufacturing, environmental regulation and quality control.

Manufacturing and Raw Materials Development

Oil-Dri Corporation operates six production facilities in the United States. These plants are located near reserves of quality clay minerals. Attapulgite and montmorillonite are mined in the Southeast. Diatomaceous earth is mined in Oregon. Oil-Dri's facilities in Wisbech, United Kingdom and Quebec, Canada produce synthetic absorbents. The characteristics of our mineral reserves and the efficiency of our facilities allow Oil-Dri to produce high quality products at competitive prices.

Oil-Dri Transportation Company

Committed to providing logistics and transportation solutions that go beyond just moving products, Oil-Dri Transportation can customize transportation packages for our customers. Oil-Dri operates an extensive fleet of carriers and, in addition to over-the-road, can arrange rail or overseas shipping for any customer. Service and safety are the priorities of Oil-Dri Transportation.

                        LETTER TO THE SHAREHOLDERS

Creative Value Through Innovation

Fiscal 1995 has been a challenging year for Oil-Dri. We have accomplished a great deal including start-up of a new management information system, completion of a major plant expansion and implementation of a senior management reorganization and succession plan. These projects and the exciting new products developed for launch in fiscal 1996 place the Company in an extremely strong position. As our business grows in both size and complexity, we strive to create value through innovation.

This year's financial results did not reflect the qualitative successes of the year. Sales volumes did not meet expectations, and, in order to keep inventories in balance, production levels were reduced in the second half by approximately 20%. While each of our business units expanded distribution, lower usage rates in the agricultural and fluid purification businesses and a shift towards lower priced private labels in consumer products combined to reduce overall sales growth. Cost increases in packaging and transportation reduced profit margins, and we experienced an increase in our income tax rate. Due to the competitive nature of our businesses, we were not able to completely recover these cost increases through increased prices.

Sales for the year ended July 31, 1995, were $152,899,000, up 4% versus last year's sales of $147,147,000. Current and prior year's sales reflect a reclassification of trade marketing costs to selling expenses. This classification is common among companies in consumer products industries and reflects Oil-Dri's continued and planned growth in this area. Trade marketing costs were previously classified as a reduction of revenues. The reclassification increases sales, gross profits and selling expenses, each by the same amount, and has no effect on reported income from operations, net income or net income per share. The reclassification will primarily affect reported sales of the consumer division. Net income was $8,003,000, off 19% from the $9,852,000 earned a year ago. Income per share was $1.15 versus last year's $1.41.

While we were disappointed with sales and earnings for the year, our cash position, current ratio, balance sheet, infrastructure and organization are all very strong, and the qualitative successes of the past twelve months leave us well prepared to meet the opportunities and challenges of the coming years. Innovations in our products and our programs should allow us to deliver significant value to our customers and give us the competitive edge needed to distinguish ourselves in the future.

HIGHLIGHTS FOR THE YEAR

Since the start of fiscal 1995, Oil-Dri has been operating a new, state-of-the-art computer system. A significant, multi-year capital expenditure, this internally designed management information system will lead us into an age ever more dependent on the effective processing of data. All our departments are discovering improved methods of managing information available through this database system. This investment should provide the support required for the Company's continued growth.

A $6,000,000 expansion of our Ripley, Mississippi production facility was completed on time and on budget. The project has increased our Agsorb capacity by 40% and provided the flexibility to produce floor absorbents and cat litters at this plant if demand requires it.

Oil-Dri Production Company in Christmas Valley, Oregon received that state's Outstanding Reclamation Award. In addition, plant personnel completed five years without a lost time accident.

The Company has implemented a new senior management organizational structure and succession plan. Dan Jaffee has accepted the responsibilities of president and chief operating officer as of August 1, 1995. Since coming to Oil-Dri from Price Waterhouse in 1987, Dan has led the turnaround of our Canadian subsidiary, Favorite Products, Ltd., and managed the Consumer Division, Data Processing, Manufacturing, and the Finance and Accounting groups.

Under the management of Tom Cofsky, the Logistics, Quality and Service Group was established to support our dedication to continuous improvement and our commitment to deliver quality products and services that exceed the expectations of our customers.

Fiscal 1995 marked the twenty-fourth consecutive year Oil-Dri has paid dividends to shareholders. During the year, the Company also spent $825,000 to purchase 50,500 shares of its own stock on the open market. Our current ratio is 3.1 to 1 and our book value has increased to $11.35.

The Company's research and geological study continues and our body of proven mineral reserves has reached 193 million tons. These mineral resources are the core of our business and, we believe, the highest quality collection of their kind in the industry. These reserves are an important asset of the Company.

Oil-Dri was chosen the National Family Business of the Year from hundreds of family businesses nominated all over the country. We are very proud of this award because it acknowledges the ethics and values of the entire Company including the more than 65 families that are represented by two or more members working at Oil-Dri.

LOOKING FORWARD

The past year has been a building block in the Company's history. Innovative technologies that promise to deliver increased sales to our consumer, agricultural and fluid purification divisions were developed during the year. Fiscal 1996 roll-out of these products will involve investment in marketing support and advertising, particularly in the consumer products group. These introductory expenses will reduce earnings in the coming year, but ultimately these investments should deliver greater earnings. These developments are discussed at length in the following pages.

I would like to thank all those who have supported Oil-Dri; our shareholders, directors, customers and employees have all played key roles in Oil-Dri's history and will be equally important in our future. I am pleased to have the opportunity to work with the next generation as we enter what will be an exciting and dynamic time for Oil-Dri.


Sincerely,
Richard M. Jaffee
Chairman and Chief Executive Officer

                             CONSUMER PRODUCTS

Oil-Dri's dollar share of the cat litter category has continued to grow throughout the last twelve months, reflecting the increased distribution gained over the course of the year. In the last reported quarter of fiscal 1995, Oil-Dri's cat litter sales were up 17%, outpacing category growth of approximately 8%.

Despite a sales mix that leaned toward less expensive, coarse cat litters, private labels and large package units, sales for the consumer division were up 8% for the year. Heightened competition for shelf space and promotions was also a challenge and prevented us from recovering all the increased costs in packaging and transportation seen throughout the year.

The consumer division has created value through innovation and the introduction of the Cat's Pride Kat Kit, a disposable cat litter tray. This product offers consumers a practically "touchless" system for the ultimate convenience in cat box care. Cat's Pride Kat Kit has created a great deal of interest among the trade, and national roll out of this product is scheduled for fiscal 1996.

Our Cat's Pride Scoopable "Stretch Jug" will also be launched in fiscal 1996. This package redesign will offer consumers 40% more cat litter than our competitors, at the same approximate cost. Cat's Pride Scoopable is lighter in density, giving consumers more scoops per pound. The "Stretch Jug" will leverage this important competitive advantage and deliver more value to consumers.

As part of the Cat's Pride Kat Kit and Cat's Pride Scoopable "Stretch Jug" introductions, we will be changing the focus of our marketing spending as well. Due to the uniqueness of these products we are investing in substantial advertising campaigns that will create awareness and drive consumer pull-through. This is a different strategy than the division has used in the past, but the potential growth opportunities these products provide should make this a profitable investment in the long term, returning significant growth for a fraction of what some of our competitors have paid for their national brand businesses. In the next year, these product introductions should deliver increases in sales. However, due to the additional spending associated with new product introductions, earnings for the division are expected to be down.

The consumer division has been strengthened with the addition of Steve Levy as general manager and Jim VanVliet as director of marketing. Both have a wealth of experience in the cat litter industry and in marketing major consumer brands. Their outlook, combined with our existing consumer team, will bring a fresh perspective to the value of our brands and their marketability.

                    INDUSTRIAL & ENVIRONMENTAL PRODUCTS

Sales and marketing of all our industrial products, both clays and polypropylene sorbents, are being consolidated under the management of Wade Bradley, the division's new general manager. Relocation of all activities to Alpharetta, Georgia will improve service to customers and assist in controlling operational costs.

Overall sales for the division were down 5% for the year due to increased competition. The division's goals are to streamline operations and reduce costs while increasing sales of value-added and more profitable sorbents. Although this is our most mature market, we expect improved performance and contribution.

While Oil-Dri is the best known name in industrial clay floor absorbents, innovation and service must be continuously improved to build our complete sorbent business. Value-added products will be the growth drivers in this business. Targeting automotive outlets, mass merchandisers and wholesalers, the division is working on consumer packaging of both Oil-Dri floor absorbents and Oil-Dri Lite products. Oil-Dri Concentrated floor absorbent is now sold through major wholesalers and provides a highly absorbent cleaning product for the home mechanic.

A newly established inside sales group will work with our existing sales force to manage accounts and increase productivity while reducing the cost of outside sales calls. Management of this sales force will focus on the profitability of each territory and the measurable activity of inside sales.

The division has also opened a new sorbent converting plant in Alpharetta. The plant's multiple production lines are equipped to handle meltblown polypropylene product rewinding, sheeting and stacking. Custom orders can be quickly converted to meet specific sorbent applications. The expansion of the division's meltblown polypropylene operations reflects Oil-Dri's commitment to the industry.

                        AGRISORBENTS PRODUCT GROUP

Agsorb carriers are the leading clay carrier in the agrichemical industry. Agsorb products are known for their quality and consistency and are regarded as the industry standard. In 1994, demand for Agsorb carriers was so high, the Agrisorbents Product Group was forced to turn away some volume. This past year, our customers used considerably lower volumes of Agsorb carriers due to reduced planting, surplus inventories and higher chemical loading of certain crop protection products. These issues combined to reduce divisional sales by 9%.

While demand for Agsorb carriers changes seasonally, we anticipate increases in 1996. These demand increases will come, in part, from two of our customers' successful EPA registration of new insecticides specified for use with Agsorb granule carriers. The Agrisorbents Product Group continues to promote value and service to our agricultural chemical customers, and the Ripley plant expansion will provide enough capacity to meet any fluctuations in demand.

New uses for Agsorb carriers are expanding in both geography and application. A special grade of Agsorb is being used by a major producer of agricultural products in Japan for distribution of a biotechnology-based innoculant. This biotechnology promotes growth and yield in flowers, fruits, vegetables and other plants. Agsorb carriers provide an easy- to-use distribution medium for the innoculant. The product has been introduced to the Japanese consumer market for home garden care.

Under the guidance of Chuck Boland, the new general manager, the division will place increased emphasis on the animal health and nutrition industry. Approximately $2 billion worth of animal health and nutrition products were used in the animal feed industry in 1994, and this figure is growing at approximately 5% annually.

Conditionade, our newest animal feed pelleting product, improves quality in feed pellets and allows feed processors to handle high fat content feeds with less difficulty. This product has gained wide acceptance by animal health nutritionists.

Our research and development group will focus on creating additional value-added products for this market, and the Agrisorbents Product Group is concentrating more of their sales and marketing efforts on the animal health and nutrition markets.

                          PURE-FLO PRODUCT GROUP

The Pure-Flo Product Group has broken new ground in the bleaching and clarification of oils. Extremely active raw minerals, innovative technologies and unsurpassed technical support are all combined to offer refiners of oils, both edible and petroleum, the opportunity to improve their own processes and products. The Pure-Flo Product Group has successfully expanded distribution of Pure-Flo bleaching clays and Ultra-Clear clarification aids on a worldwide basis with customers in over 45 countries.

The exceptional quality of the crude vegetable oils being refined last year greatly reduced consumption of bleaching clay. A number of major customers were able to cut their bleaching clay requirements by more than half. Sales to Malaysia, our largest foreign market, were also negatively impacted by poor growing conditions and trade restrictions. To offset reversals in more traditional markets, the division expanded its global presence by adding new customers in Europe, Asia and Latin America. This expansion is particularly positive in light of increased competition. Competition was a key factor in Mexico, where the devaluation of the peso made it virtually impossible to compete with local producers. Overall, divisional sales were flat.

Growth opportunities in the upcoming year are exciting. The Pure-Flo Product Group successfully introduced three new products at the end of fiscal 1995. These higher value products should increase sales and contribute to the division's profitability in fiscal 1996.

Pure-Flo FP80 adsorbent was developed for use in food processing applications. Pure-Flo FP80 removes contaminating enzymes that soften pickles while they are in the brine tanks. Typically, with over 4000 gallons of brine and 26 tons of pickles per tank, the contamination of one tank can be very expensive. Pure-Flo FP80 can eliminate these costs if used as both a preventative treatment and in the recovery of contaminated brine tanks.

Renew L80 is being used as a filter medium in the growing residential water purification market. Renew L80 removes metal ions, such as lead, and other impurities from tap water. This is the first of several potential applications for Renew products.

Select 350 adsorbent has been developed for use in the refining of edible oils to replace an expensive water wash centrifuge process. Used upstream from Pure-Flo bleaching clays, Select 350 improves overall oil quality and can eliminate the waste stream generated by traditional water wash methods of removing soaps, metals and phospholipids.

Fielden Fraley, the general manager of the division, and Nick Gershon, the vice-president in charge of international activities, will focus on several opportunities: global expansion of our core fluid purification products, development of next generation adsorbents for existing fluid purification applications, and development of new products for applications in petroleum, petrochemical, food and beverage markets.

                         A HISTORICAL PERSPECTIVE


In 1985...

The Dow Jones Average closed at a new record, 1553.10.

Ronald Reagan began his second term.

The Coca-Cola Company shocked the public with the introduction of a new formula for Coke*. The public responded so forcefully, that the company was forced to reintroduce the traditional 99-year-old recipe for the famous soft drink.

And...

Oil-Dri recorded record sales of $46,000,000.

Fresh Step**, one of the cat litters Oil-Dri manufacturers for The Clorox Company, had its first year of national distribution.

Oil-Dri acquired the Anshutz Mineral Company's plant facilities and mineral reserves.

The market capital of Oil-Dri reached almost $60,000,000.


Since 1985 Oil-Dri's sales and income have more than tripled. Mineral reserves have increased five fold, from 38 to 193 million tons. The employee count has grown from 400 to 700. This growth is the result of constant innovation and a commitment to continuous improvement.






*Coke is a registered trademark of The Coca-Cola Company.
**Fresh Step is a registered trademark of The Clorox Company.

                Five Year Summary of Financial Data





                                                        Year Ended July 31
SUMMARY OF OPERATIONS            1995          1994         1993            1992            1991
Net Sales*                   $152,899,109  $147,146,793  $140,866,110    $124,584,756    $106,053,920
Cost of Sales                 108,268,431   102,456,815    97,396,563      85,116,335      74,370,331
Gross Profit                   44,630,678    44,689,978    43,469,547      39,468,421      31,683,589

Selling, General and
  Administrative Expenses*     31,788,731    30,261,701    29,420,831      28,835,931      21,646,725

Income from Operations         12,841,947    14,428,277    14,048,716      10,632,490      10,036,864
Other Income (Expense)
  Interest Income                 448,268       440,796       451,519         514,756         601,608
  Interest Expense             (1,751,666)   (1,751,839)   (1,728,817)     (1,884,166)     (1,363,039)
  Foreign Exchange (Losses)    (    5,463)        3,009    (   87,655)         63,471      (   22,636)
    Gains
  Amortization of Goodwill     (  132,048)   (  132,001)   (  131,799)     (  131,079)     (  131,079)
  Other, Net                   (  253,613)      171,142    (  298,485)         15,198          50,178
Total Other Expense, Net       (1,694,522)   (1,268,893)   (1,795,237)     (1,421,820)     (  864,968)
Income before Income Taxes     11,147,425    13,159,384    12,253,479       9,210,670       9,171,896

Income Taxes                    3,144,597     3,307,184     2,833,837       2,110,262       2,092,130

Net Income                     $8,002,828   $ 9,852,200   $ 9,419,642      $7,100,408      $7,079,766
Average Shares Outstanding      6,935,975     7,010,724     7,031,116       7,026,300       7,054,709
Net Income per Share                $1.15         $1.41         $1.34           $1.01           $1.00
Important Highlights
Total Assets                 $116,987,683  $112,267,182  $102,116,632     $95,017,573     $89,393,673
Long-Term Debt               $ 20,422,265  $ 21,521,243  $ 17,765,941     $18,831,133     $20,175,930
Working Capital              $ 33,074,318  $ 29,337,449  $ 26,043,415     $24,358,769     $24,763,055
Working Capital Ratio                 3.1           3.0           2.7             2.8             3.4
Capital Expenditures         $  7,032,064  $ 13,559,232  $  9,158,173     $ 8,039,979     $10,415,543
Depreciation and
  Amortization               $  7,808,496  $  6,798,038  $  5,834,854     $ 5,407,341     $ 4,830,835
Long-Term Debt to Equity             26.1%         29.5%         26.7%           31.6%           36.9%
  Ratio
Net Income as a Percent of
  Net Sales*                          5.2%          6.7%          6.7%           5.7%             6.7%
Return on Average
  Stockholders' Equity               10.6%         14.1%         14.9%          12.4%            13.7%
Gross Profit as a Percent of
  Net Sales*                         29.2%         30.4%         30.9%          31.7%            29.9%
Operating Expenses as a
  Percent of Net Sales*              20.8%         20.6%         20.9%          23.1%            20.4%

*Net sales and selling, general and administrative expenses reflect the reclassification of trade marketing costs. See Note 1 to consolidated financial statements.

                   Management's Discussion and Analysis of
                Financial Condition and Results of Operations


Results of Operations

Fiscal 1995 Compared to Fiscal 1994

Consolidated net sales for the year ended July 31, 1995 were $152,899,000, an increase of 3.9% over net sales of $147,147,000 in fiscal 1994. Net income for fiscal 1995 was $8,003,000 or $1.15 per share, decreasing 18.8% from net income of $9,852,000 or $1.41 per share in fiscal 1994. Current and prior year's sales figures reflect a reclassification of trade marketing costs to selling expenses. This classification is commonly used by companies in consumer products industries and reflects the Company's continued and planned growth in this area. Trade marketing costs were previously classified as a reduction of revenues. The reclassification increases sales, gross profits and selling expenses, each by the same amount, and has no effect on reported income from operations, net income or net income per share. The reclassification will primarily affect reported sales of the consumer division.

Sales increases were primarily the result of increased unit shipments and slightly increased average sales per unit due to changes in product sales mix. Net sales of industrial and environmental sorbents, consisting of clay and non-clay products, decreased $1,043,000 or 5.2% from prior year levels due to decreased unit shipments of clay products. Net sales of industrial clay products fell $611,000 or 4.3% from prior year levels. Sales of non-clay sorbents decreased $432,000 or 7.5%, reflecting increased competition in the markets in which the Company participates. Net sales of cat box absorbents increased $5,871,000 or 7.6% above fiscal 1994 levels. This growth was driven by unit sales increases of private label litters in the mass merchandising distribution channel and increased grocery market penetration. Net sales of agricultural carriers and absorbents decreased $1,719,000 or 9.4% from the prior fiscal year due to decreased unit shipments caused by reduced planting, inventory carryover and higher chemical loading of crop protection products. Net sales of fluid purification absorbents remained flat versus fiscal 1994. The high quality of domestic crude vegetable oils and adverse growing conditions in certain foreign markets reduced consumption of the Company's bleaching earth products. Sales of transportation services increased $1,825,000 or 24.3% from fiscal 1994 levels due to increased fleet size and backhaul revenue.

Consolidated gross profit as a percentage of net sales decreased to 29.2% of net sales in fiscal 1995 from 30.4% in fiscal 1994. This decrease was principally due to increased packaging and shipping costs and a shift in mix in the consumer business towards private label litters.

Operating expenses as a percentage of net sales increased slightly to 20.8% of net sales in fiscal 1995 from 20.6% of net sales in fiscal 1994. This change reflects managements continued focus on controlling overhead costs while expanding sales and marketing efforts.

Interest expense and interest income remained substantially unchanged in fiscal 1995.

The Company's effective income tax rate increased to 28.2% of income in fiscal 1995 from 25.1% in the prior fiscal year. The provision for income tax expense for the fourth quarter and year ended July 31, 1995 includes a charge of $263,000 reflecting a change in the estimated amounts of depletion deductions and temporary differences between financial reporting and tax reporting for the year ended July 31, 1994.

Total assets of the Company increased $4,721,000 or 4.2% during the year ended July 31, 1995. Current assets increased $4,383,000 or 9.9% from prior fiscal year-end balances due to higher accounts receivable and prepaid balances. Inventory balances decreased somewhat, primarily because a capacity expansion at the Company's Ripley, Mississippi facility has been completed, reducing overall inventory needs.

Property, plant and equipment, net of accumulated depreciation and amortization, decreased $784,000 or 1.3%. Investments in property, plant and equipment included expenditures for increased productivity, major capacity enhancements, pollution control, and equipment upgrades.

As of July 31, 1995, the Company has invested approximately $717,000 in Kamterter, Inc., a company that researches and applies biotechnology in the agricultural field. This investment, recorded at cost, represents a 14% equity interest in Kamterter. During the year ended February 28, 1995, and in recent interim periods, Kamterter has begun to generate operating profits. While the Company believes that Kamterter's prospects have improved, Kamterter's future financial condition and results of operation cannot be predicted.

Total liabilities decreased $558,000 or 1.4% in the year ended July 31, 1995 due primarily to debt reduction.

The Company expects increased sales in fiscal 1996, primarily in the consumer grocery markets due to increased distribution and the introduction of new products and package sizes. Consolidation of cat box absorbent manufacturers has continued over the past year, and increased competition in the grocery and mass merchandising industry is expected. Moderate sales growth is also expected in the Company's fluid purification and agricultural lines as new filtration, agricultural carrier and animal feed products are commercialized. Sales in the industrial and transportation lines are expected to continue at levels similar to those achieved in fiscal 1995. The Company expects earnings to be some what lower in fiscal 1996 due to costs associated with new product introductions in the consumer market. These costs include substantial consumer advertising, slotting allowances and introductory promotional programs.

Liquidity and Capital Resources

In fiscal 1995, the current ratio increased to 3.1 from 3.0 as of July 31, 1994. Working capital increased $3,737,000 or 12.7% for the year ended July 31, 1995. Cash provided by operations continued to be the Company's primary source of funds to finance operating needs and capital expenditures. In fiscal 1995 net cash flows from operating activities increased 25.4% to $12,317,000. This cash was used to fund capital expenditures of $7,032,000, pay Company dividends of $1,983,000 and repurchase shares of the Company's Common Stock at a cost of $825,000.
The Company may continue to repurchase its Common Stock from time to time. As of July 31, 1995, total consolidated cash and investments were $11,162,000, up 14.5% from $9,746,000 as of July 31, 1994. Of this amount, balances held by the Company's foreign subsidiaries as of July 31, 1995 and 1994 were $3,296,000 and $3,220,000, respectively.

The Company's long-term debt as of July 31, 1995 decreased $1,099,000 or 5.1% from fiscal 1994 balances, primarily due to scheduled debt repayments. Long-term debt to equity decreased to 26.1% from 29.5% as of July 31, 1994.

The Company's line-of-credit arrangements are discussed in Note 3 to the consolidated financial statements. During the year ended July 31, 1995 there were no borrowings under the line of credit. Management believes that funds generated from operations and available borrowing capacity are adequate to meet the Company's cash needs for fiscal 1996.

Proceeds from issuance of common stock were directly related to activities in the Company's stock option plans. In fiscal year 1995 no shares were issued under option plans. During fiscal year 1994, options for 50,641 shares were exercised, creating an additional $163,800 of stockholders' equity.

Fiscal 1994 Compared to Fiscal 1993

Consolidated net sales for the year ended July 31, 1994 were $147,147,000, an increase of 4.5% over net sales of $140,866,000 in fiscal 1993. Net income for fiscal 1994 was $9,852,000 or $1.41 per share, increasing 4.6% from net income of $9,420,000 or $1.34 per share in fiscal 1993.

Sales increases were primarily the result of increased unit shipments and increased sales per unit due to changes in product sales mix. Net sales of industrial and environmental sorbents, consisting of clay and non-clay products, increased $987,000 or 5.2% from prior year levels due to increased unit shipments of clay products. Net sales of industrial clay products rose $1,504,000 or 11.9% from prior year levels. Mass merchandisers and warehouse clubs increased their importance as distribution outlets for traditional clay floor absorbents. Increased sales in this area were due in part to the Company's strong position in these growing distribution channels. Sales of non-clay sorbents decreased $517,000 or 8.2%, reflecting increased competition in the markets in which the Company participates.

Net sales of cat box absorbents increased $3,668,000 or 5.0% above fiscal 1993 levels. This growth was driven by unit sales increases of scoopable cat litters in the mass merchandising and wholesale club markets. Net sales of agricultural carriers and absorbents remained unchanged from the prior fiscal year. While demand for these products was strong, capacity limitations and weather related difficulties prevented the Company from meeting customer demand. Net sales of fluid purification absorbents increased $3,040,000 or 30.0% versus fiscal 1993 due to the increased global market penetration of PURE-FLO Supreme. Sales of transportation services decreased $200,000 or 2.6% from fiscal 1993 levels. This reduction was due to the national shortage of qualified over the road drivers and longer running times due to weather conditions.

Consolidated gross profit as a percentage of net sales decreased slightly to 30.4% of net sales in fiscal 1994 from 30.9% in fiscal 1993. This decline was principally due to increased material and shipping costs. Severe winter storms, particularly in the Northeast United States, stimulated sales of cat box absorbents and floor absorbents for use as traction aids. This unusually high demand reduced inventory levels while weather related manufacturing and delivery disruptions occurred. In order to meet customer needs, large quantities of semi-finished product were purchased at high costs. These purchases, combined with additional finishing costs, overtime labor and increased shipping charges adversely affected cost of goods sold. Finally, to overcome certain capacity limitations, meet shipping commitments and retain customer goodwill, the Company shifted production between manufacturing facilities, the effect of which was to increase production and shipping costs. As discussed below, the Company expanded plant capacity and increased inventory to address these matters.

Operating expenses as a percentage of net sales decreased to 20.6% of net sales in fiscal 1994 from 20.9% of net sales in fiscal 1993. This change reflects management's continued focus on controlling overhead costs.

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

Total assets of the Company increased $10,151,000 or 9.9% during the year ended July 31, 1994. Current assets increased $3,335,000 or 8.1% from prior fiscal year-end balances due to higher accounts receivable balances from increased sales. In addition, inventory balances increased as a result of a new inventory management initiative designed to minimize product shortages discussed above.

Property, plant and equipment, net of accumulated depreciation and amortization, increased $6,513,000 or 12.1%. Investments in property, plant and equipment included expenditures for increased productivity, major capacity enhancements, pollution control, and equipment upgrades.

As of July 31, 1994, the Company had invested approximately $717,000 in Kamterter, Inc., a company which researches and applies biotechnology in the agricultural field. This investment, recorded at cost, represents a 14% equity interest in Kamterter. Current operating losses had increased Kamterter's negative net worth.

Total liabilities increased $3,534,000 or 9.9% in the year ended July 31, 1994. In April 1993, the Company entered into a $5,000,000 fixed-rate term loan agreement with Harris Trust and Savings Bank. These proceeds were used to fund capital expenditures, including a major capacity increase of the Company's Ripley, Mississippi facility. Current liabilities increased $41,000.

Foreign Subsidiaries

Net sales by foreign subsidiaries during fiscal 1995 were $12,248,000 constituting 8.0% of sales. This amount represented an increase of $1,000,000 from fiscal 1994, in which foreign sales were $11,248,000 and constituted 7.6% of sales. The increase in foreign subsidiary sales resulted from increased market share in Canadian cat litter markets and price increases at the Company's United Kingdom subsidiary. Net income of the Company's foreign subsidiaries during fiscal 1995 was $763,000, as compared with $403,000 in fiscal 1994. Identifiable assets of the Company's foreign subsidiaries as of July 31, 1995 were $9,571,000, a slight decrease from fiscal 1994 year-end balances.

Net sales made by the Company's foreign subsidiaries for the year ended July 31, 1994 were $11,248,000, constituting 7.6% of sales. This amount represented a decrease of $1,185,000 or 9.5% from fiscal 1993, in which foreign subsidiary sales were $12,433,000 and constituted 8.8% of sales. Net income of the Company's foreign subsidiaries during fiscal 1994 was $403,000, as compared to $617,000 in fiscal 1993. This decrease was principally due to the decline in value of the Canadian dollar and British pound versus the U.S. dollar. The identifiable assets of the Company's foreign subsidiaries as of July 31, 1994 were $9,608,000, a decrease of 15% from fiscal 1993 year-end balances, also due to the falling Canadian dollar.

               Consolidated Statements of Financial Position


                                              1995         1994
ASSETS
Current Assets
 Cash and cash equivalents (Note 1)       $ 8,829,667   $ 6,394,315
 Investment securities, at cost, which
     approximates market                    2,332,665     3,351,423
 Accounts receivable                       21,529,168    19,854,899
   Less allowance for doubtful accounts   (   180,602)  (   171,940)
 Inventories (Note 1)                      10,917,099    11,203,008
 Prepaid expenses                           5,317,169     3,730,298
      Total Current Assets                 48,745,166    44,362,003

Property, Plant and Equipment, at Cost (Notes 1 and 3)
 Buildings and leasehold improvements      15,335,526    14,742,017
 Machinery and equipment                   76,721,765    65,563,903
 Office furniture and equipment             7,831,961     7,341,440
 Vehicles                                     117,906       114,246
                                          100,007,158    87,761,606
 Less accumulated depreciation and        (47,498,516)  (39,949,247)
   amortization
                                           52,508,642    47,812,359
 Construction in progress                   1,289,855     6,836,910
 Land and mineral rights                    5,660,898     5,594,295
      Total Property, Plant and            59,459,395    60,243,564
        Equipment, Net

Other Assets
 Goodwill (Net of accumulated
amortization of
  $1,073,404 in 1995 and $941,356 in        4,304,286     4,436,334
     1994)(Note 9)
 Deferred income taxes (Note 4)               484,324             -
 Other                                      3,994,512     3,225,281
      Total Other Assets                    8,783,122     7,661,615
 Total Assets                            $116,987,683  $112,267,182

The accompanying notes are an integral part of the consolidated financial statements.

                                                    JULY 31
                                               1995          1994
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
 Current maturities of notes payable      $  1,097,976 $  1,243,479
   (Note 3)
 Accounts payable                            4,710,251    4,677,793
 Dividends payable                             511,166      449,302
 Accrued expenses
   Salaries, wages and commissions           2,362,102    3,180,455
   Trade promotions and advertising          4,272,740    3,257,985
   Freight                                     747,042      838,760
   Other                                     1,969,571    1,376,780
      Total Current Liabilities             15,670,848   15,024,554

Noncurrent Liabilities
 Notes payable (Note 3)                     20,422,265   21,521,243
 Deferred income taxes (Note 4)                      -      323,379
 Deferred compensation (Note 5)              1,778,075    1,761,818
 Other                                         778,112      576,684
      Total Noncurrent Liabilities          22,978,452   24,183,124
      Total Liabilities                     38,649,300   39,207,678

Stockholders' Equity
 Common and Class B stock (Note 6)             723,352      723,352
 Paid-in capital in excess of par value      7,657,394    7,657,394
 Retained earnings                          76,033,462   70,077,278
 Cumulative translation adjustments       (    987,781) (1,135,951)
  (Note 1)
                                            83,426,427   77,322,073

 Less treasury stock, at cost (Note 6)    (  5,088,044) ( 4,262,569)

      Total Stockholders' Equity            78,338,383   73,059,504


      Total Liabilities and Stockholders' $116,987,683 $112,267,182
        Equity


                         Consolidated Statements of Income



                                            Year Ended July 31
                                      1995          1994          1993
Net Sales (Note 1)                $152,899,109  $147,146,793  $140,866,110

Cost of Sales                      108,268,431   102,456,815    97,396,563

Gross Profit                        44,630,678    44,689,978    43,469,547

Selling, General and Administrative
  Expenses (Note 1)                 31,788,731    30,261,701     29,420,831

Income from Operations              12,841,947    14,428,277     14,048,716

Other Income (Expense)
  Interest income                      448,268       440,796        451,519
  Interest expense                  (1,751,666)   (1,751,839)    (1,728,817)
  Foreign exchange (losses) gains   (    5,463)        3,009     (   87,655)
  Amortization of goodwill (Note 9) (  132,048)   (  132,001)    (  131,799)
  Other, net                        (  253,613)      171,142     (  298,485)
     Total Other Expense, Net       (1,694,522)   (1,268,893)    (1,795,237)

Income before Income Taxes          11,147,425    13,159,384     12,253,479

Income Taxes (Note 4)                3,144,597     3,307,184      2,833,837

Net Income                         $ 8,002,828  $  9,852,200   $  9,419,642

Average Shares Outstanding (Note 6)  6,935,975     7,010,724      7,031,116

Net Income Per Share (Note 6)      $      1.15   $      1.41   $       1.34

The accompanying notes are an integral part of the consolidated financial statements.

             Consolidated Statements of Stockholders' Equity

                                                                                Paid-In
                                                                              Capital In
                                            Shares                             Excess of          Retained
                                     Common       Class B      Amount          Par Value          Earnings
Balance, July 31, 1992              4,978,919   2,173,755     $  715,267       $ 6,592,064        $54,291,066
  Net income                                -           -              -                 -          9,419,642
  Dividends declared                        -           -              -                 -         (1,678,894)
  Issuance of stock under option
    plans (Note 7)                     28,095           -          2,810           349,014                  -
  Awards of stock to employees          1,072           -            107            21,026                  -

Balance, July 31, 1993              5,008,086    2,173,755       718,184         6,962,104         62,031,814
  Net income                                -            -             -                 -          9,852,200
  Dividends declared                        -            -             -                 -        ( 1,806,736)
  Issuance of stock under option
    plans (Note 7)                     50,641            -         5,064           673,988                  -
  Awards of stock to employees          1,036            -           104            20,916                  -
  Reissuance of treasury shares             -            -             -               386                  -
  Conversion of Class B Stock to
    Common Stock (Note 6)              40,860   (   40,860)            -                 -                  -

Balance, July 31, 1994              5,100,623    2,132,895       723,352         7,657,394         70,077,278
  Net income                                -            -             -                 -          8,002,828
  Dividends declared                        -            -             -                 -         (2,046,644)
  Conversion of Class B Stock to
    Common Stock (Note 6)              18,201   (   18,201)            -                 -                  -


Balance, July 31, 1995               5,118,824   2,114,694    $  723,352        $7,657,394        $76,033,462


The accompanying notes are an integral part of the consolidated financial statements.

                   Consolidated Statements of Cash Flows



                                             Year Ended July 31
                                      1995         1994         1993
Cash Flows from Operating
Activities
  Net income                       $ 8,002,828  $ 9,852,200  $ 9,419,642

  Adjustments to reconcile net income
    to net cash provided by operating
    activities
     Depreciation and                7,808,496    6,798,038    5,834,854
       amortization
     Provision for bad debts            51,013        4,744       72,890
     (Increase) decrease in
       Accounts receivable          (1,680,287)  (1,502,865)  (2,827,243)
       Inventories                     319,844   (3,186,879)  (1,156,110)
       Prepaid expenses and taxes   (1,608,299)  (1,114,801)   1,149,110
       Other assets                 (  731,846)  (  473,484)  (  512,544)
     Increase (decrease) in
       Accounts payable                774,083     (916,395)   1,335,395
       Income taxes payable                  -            -   (    2,974)
       Accrued expenses             (   32,319)     627,825    1,269,804
       Deferred income taxes        (  804,004)    (946,058)  (  808,092)
       Deferred investment tax               -            -   (  114,816)
         credits
       Deferred compensation            16,257      381,872      314,690
       Other                           201,428      300,336      263,223
          Total Adjustments          4,314,366   (   27,667)   4,818,187

          Net Cash Provided by
            Operating Activities     12,317,194   9,824,533   14,237,829

Cash Flows from Investing Activities
   Capital expenditures             ( 7,032,064)(13,559,232)  (9,158,173)
   Purchases of investment          ( 3,691,201)(11,750,654) (11,084,764)
     securities
   Dispositions of investment
     securities                       4,722,543  13,910,258    8,126,841
   Other                                159,709     399,295  (    28,422)
          Net Cash Used in Investing
            Activities               (5,841,013)(11,000,333) (12,144,518)

                             (Continued)

The accompanying notes are an integral part of the consolidated financial statements.

                   Consolidated Statements of Cash Flows


                                (Continued)


                                            Year Ended July 31
                                      1995         1994         1993
Cash Flows from Financing Activities
  Principal payments on long-term  (1,244,481)    (743,834)    (8,408,802)
    debt
  Proceeds from issuance of long-term       -    5,000,000      6,510,720
    debt
  Proceeds from issuance of Common          -      700,458        372,957
    Stock
  Net payments of loan issuance             -            -     (   43,047)
    costs
  Dividends paid                   (1,983,291)  (1,804,002)    (1,613,106)
  Purchase of treasury stock       (  825,475)  (1,894,762)    (  668,205)
  Other                                12,418        1,025     (  210,980)
       Net Cash (Used in)
         Provided by               (4,040,829)   1,258,885     (4,060,463)
         Financing Activities
Net Increase (Decrease) in Cash
  and Cash Equivalents              2,435,352       83,085     (1,967,152)

Cash and Cash Equivalents,
  Beginning of Year                 6,394,315    6,311,230      8,278,382

Cash and Cash Equivalents,
End of Year                        $8,829,667   $6,394,315     $6,311,230

The accompanying notes are an integral part of the consolidated financial statements.

            Notes to Consolidated Financial Statements



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Oil-Dri Corporation of America and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated.

No provision has been made for possible income taxes which may be paid on the distribution of approximately $6,759,000 and $6,576,000 as of July 31, 1995 and 1994, respectively, of the retained earnings of foreign subsidiaries, as substantially all such amounts are intended to be indefinitely invested in these subsidiaries or no additional income taxes would be incurred when such earnings are distributed. It is not practicable to determine the amount of income taxes or withholding taxes that would be payable upon the remittance of assets that represent those earnings.

Revenue Recognition

Revenues from sales of products and transportation services are recognized upon shipment.

Income Taxes

Deferred income taxes reflect the impact of temporary differences between the assets and liabilities recognized for financial reporting purposes and amounts recognized for tax purposes.

Interest Rate Derivative Instruments

Interest differentials on a swap contract (Note 3) are recorded as interest expense in the contract period incurred. The Company recognized additional interest expense of $58,900, $98,300 and $103,100 in fiscal years 1995, 1994 and 1993, respectively, as a result of this contract.

Reclassification

During the year ended July 31, 1995, trade marketing costs, previously accounted for as a reduction of sales, were reclassified as selling, general and administrative expenses. Significant items reclassified include the costs of vendor cooperative advertising programs, vendor incentive programs and slotting allowances. The presentation is common in the consumer products industry. The reclassification increased reported net sales, gross profits and selling, general and administrative expenses by the same amount, and had no effect on reported income from operations, net income or net income per share. The effect on previously reported quarterly net sales and gross profits has been reflected in Note 12.
Total amounts reclassified for the years ended July 31, 1995, 1994 and 1993 were $9,257,351, $7,337,209 and $6,106,527, respectively.

Certain other items in prior year financial statements have been reclassified to conform to the presentation used in fiscal 1995.

            Notes to Consolidated Financial Statements

Translation of Foreign Currencies

Assets and liabilities of foreign subsidiaries are translated at the current exchange rate. Income statement items are translated at the average exchange rate on a monthly basis. Resulting translation adjustments are recorded as a separate component of stockholders' equity.

Changes in the cumulative translation adjustments account are as follows:

                                       1995          1994         1993
Balance, at beginning of year      $(1,135,951)  $( 901,783)   $(243,537)
Translation adjustments resulting
from exchange rate changes and         148,170    ( 234,168)    (658,246)
  intercompany transactions

Balance, at end of year            $(  987,781)  $(1,135,951)  $(901,783)

Cash and Cash Equivalents

Cash and cash equivalents are highly liquid investments with maturities of three months or less when purchased. The carrying amount approximates fair value.

Inventories

The composition of inventories is as follows:

                                   1995         1994
           Finished goods      $ 6,849,536  $ 5,257,765
           Bags                  2,575,259    3,431,828
           Supplies              1,272,443    2,329,938
           Fuel oil                219,861      183,477
                               $10,917,099  $11,203,008

Inventories are valued at the lower of cost (first-in, first-out) or market.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash investments and accounts receivable. The Company places its cash investments in government backed instruments, both foreign and domestic, and with other high quality institutions. Concentrations of credit risk with respect to accounts receivable are subject to the financial condition of certain major customers, principally those referred to in Note 2.

The Company generally does not require collateral to secure customer receivables.

                   Notes to Consolidated Financial Statements

Property, Plant and Equipment

Property, plant and equipment expenditures are generally depreciated using the straight-line method over their estimated useful lives as follows:

                                                           Years

               Buildings and leasehold improvements        5-30
               Machinery and equipment                     3-15
               Office furniture and equipment              2-10
               Vehicles                                    2-8

Research and Development

Research and development costs of $1,826,000 in 1995, $1,875,000 in 1994 and $1,509,000 in 1993 were charged to expense as incurred.

Advertising Costs

The Company defers recognition of advertising production costs until the first time the advertising takes place.


NOTE 2 - BUSINESS AND GEOGRAPHIC REGION INFORMATION

The Company develops, manufactures and markets sorbent products and technologies for use in industry, home and agriculture. The Company operates in the United States, Switzerland, Canada and the United Kingdom and exports goods worldwide.

The Company had sales in excess of 10% of total sales to one unaffiliated customer in 1995 and 1994 and two unaffiliated customers in 1993.
Accounts receivable related to these major customers amounted to $5,083,000, $4,845,000 and $7,050,000 as of July 31, 1995, 1994 and 1993,
respectively.

The sales to these customers were as follows:

                                    1995         1994         1993
                                        (Thousands of Dollars)

            Amount                $40,884      $35,848      $29,158
            Percent of net sales       27%          24%          21%
            Amount                      -            -      $15,329
            Percent of net sales        -            -           11%
            sales

                Notes to Consolidated Financial Statements

The following is a summary of financial information by geographic region:

                                         FISCAL YEAR ENDED JULY 31
                                           (Thousands of Dollars)
                                         1995      1994       1993
Sales to unaffiliated customers:
  Domestic                             $140,651   $135,899  $128,433
  Foreign subsidiaries                   12,248     11,248    12,433
Export sales:
  Domestic                             $  4,067   $  8,252  $  6,162
Sales or transfers between
  geographic areas:
  Domestic                             $  3,233   $  3,891  $  3,741
Income before income taxes:
  Domestic                             $ 10,094   $ 12,257  $ 11,441
  Foreign subsidiaries                    1,053        902       812
Net Income:
  Domestic                             $  7,240   $  9,449  $  8,803
  Foreign subsidiaries                      763        403       617
Identifiable assets:
  Domestic                             $107,417   $102,659  $ 90,816
  Foreign subsidiaries                    9,571      9,608    11,301

                Notes to Consolidated Financial Statements

NOTE 3 - NOTES PAYABLE

The composition of notes payable is as follows:
                                                    1995         1994
Thomasville Payroll Development Authority
  Payable in annual principal installments of
  $592,593 for the years 1994 to 1995,
  inclusive.  Interest is payable semiannually
  at a rate of 68% of the prime rate.           $       -      $ 592,593

Town of Blue Mountain, Mississippi
  Principal payable on October 1, 2008.
  Interest payable monthly at a variable
  interest rate set weekly based on market
  conditions for  similar instruments.  The
  average rates were 4.00% and 2.80% in 1995 and
  1994, respectively.  Payment of these bonds by
  the Company is guaranteed by a letter of credit
  issued by Harris Trust and Savings Bank.  In
  May 1991 the Company entered into a seven-year
  interest rate swap contract.  Under this
  agreement, the Company receives a
  floating interest rate based on LIBOR and
  pays interest at a fixed rate of 6.53%.       2,500,000    2,500,000

Teachers Insurance and Annuity Association of
  America Payable in annual principal
  installments on November 15; $500,000 for
  the years 1995 and 1996; $1,500,000 for 1997;
  $1,800,000 for 1998; $1,200,000 for 2000;
  $1,100,000 for 2001; and $1,000,000 for
  2002. Interest is payable semiannually at
  an annual rate of 9.38%.                      7,100,000    7,600,000

Teachers Insurance and Annuity Association
  of America Payable in annual principal
  installments, the first payment due
  August 15, 2001; $500,000 for 2002;
  $1,000,000 for 2003; $2,500,000 for 2004;
  and $2,500,000 for 2005.  Interest is payable
  semiannually at an annual rate of 7.17%.      6,500,000    6,500,000

Harris Trust and Savings Bank
  Payable in annual principal installments,
  the first payment due June 20, 1996;
  $500,000 for 1996; $1,950,000 for 1999;
  $900,000 for 2000; $650,000 for years
  2001 and 2002; and $350,000 for 2003.
  Interest is payable quarterly at an annual
  rate of 7.78%.                                5,000,000    5,000,000

Other                                             420,241      572,129
                                               21,520,241   22,764,722
Less current maturities of notes payable       (1,097,976)  (1,243,479)

                                               $20,422,265  $21,521,243

                Notes to Consolidated Financial Statements



NOTE 3 - NOTES PAYABLE (Continued)

During fiscal 1995 the Company executed a Credit Agreement with Harris Trust and Savings Bank which replaced the Term Note Agreement dated April 20, 1994. In addition to providing continued term financing, the Credit Agreement provides for a $5,000,000 committed unsecured revolving line of credit which expires on August 1, 1999, at certain short term rates.

The agreements the Town of Blue Mountain, Mississippi, Teachers Insurance and Annuity Association of America and Harris Trust and Savings Bank impose working capital requirements, dividend and financing limitations, minimum tangible net worth requirements and other restrictions. The Company's Credit Agreement with the Harris Trust and Savings Bank indirectly restricts dividends by requiring the Company to maintain tangible net worth, as defined, in the amount of $50,000,000 plus 25% of cumulative annual earnings from July 31, 1994.

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

The following is a schedule by year of future maturities of notes payable as of July 31, 1995:


               Year Ending July 31:
                              1997  $ 1,582,265
                              1998    1,880,000
                              1999    2,030,000
                              2000    2,180,000
                              2001    1,750,000
                       Later years   11,000,000

                                    $20,422,265

                   Notes to Consolidated Financial Statements


NOTE 4 - INCOME TAXES

The provision for income tax expense consists of the following:

                                          1995         1994         1993
Current
  Federal, net of amortization of
    investment tax credits            $2,756,283   $3,221,911   $2,522,761
  Foreign                                292,664      163,897      206,923
  State                                  670,780      866,281      685,922
                                       3,719,727    4,252,089    3,415,606
Deferred
  Federal                             (  535,093)  (  855,699)  (  465,865)
  Foreign                             (    2,142)  1,153        (   11,833)
  State                               (   37,895)  (   90,359)  (  104,071)
                                      (  575,130)  (  944,905)  (  581,769)
     Total income tax provision       $3,144,597   $3,307,184   $2,833,837

The components of the deferred tax (benefit) provisions occurring as a result of transactions being reported in different years for financial and tax reporting are as follows:

                                          1995         1994         1993

Depreciation                          $( 286,291) $(  304,437) $(  479,415)
Deferred compensation                 (    6,308)  (  148,242)  (  125,876)
Postretirement benefits               (   16,531)  (  129,081)           -
Trade promotions and advertising          45,378      112,578   (  102,000)
Accrued expenses                      (   48,530)  (  164,694)  (   70,603)
Other, net                            (  175,000)  (  270,990)     196,125
Alternative minimum tax               (   87,848)  (   40,039)           -
     Total                            $( 575,130) $(  944,905) $(  581,769)

The provision for income tax expense for the fourth quarter and year ended July 31, 1995 includes a charge of $263,000 reflecting a change in the estimated amounts of depletion deductions and temporary differences between financial reporting and tax reporting for the year ended July 31, 1994.

                Notes to Consolidated Financial Statements

Principal reasons for variations between the statutory federal rate and the effective rates were as follows:

                                            1995         1994         1993
U.S. federal statutory income tax rate     34.00%       34.00%       34.00%
Depletion deductions allowed for mining   (12.24)      (12.48)      (13.86)
State income taxes, net of federal
  tax benefit                               5.68         4.42         4.75
Amortization of investment credits             -            -       (  .94)
Difference in effective tax rate of
foreign subsidiaries                      ( 0.61)      ( 0.16)      ( 0.66)
Other                                       1.38       ( 0.65)      ( 0.16)
                                           28.21%       25.13%       23.13%

The consolidated balance sheet as of July 31, 1995 and 1994 included the following tax effects of cumulative temporary differences:

                                       1995                   1994
                                 Assets    Liabilities  Assets    Liabilities
Depreciation                    $        -  $1,552,223 $        -  $1,768,521
Deferred compensation              689,893           -    680,062           -
Postretirement benefits            218,406           -    131,535           -
Trade promotions and               179,662           -    223,880           -
  advertising
Accrued expenses                   377,368           -    330,754           -
Foreign tax credits                363,685           -          -           -
Other                              207,533           -     78,911           -

                                $2,036,547  $1,552,223 $1,445,142  $1,768,521

NOTE 5 - DEFERRED COMPENSATION

The Company maintains a deferred compensation plan which permits directors and certain management employees to defer portions of their compensation and earn a guaranteed interest rate on the deferred amounts. The compensation, which has been deferred since the plan's inception, has been accrued as well as interest thereon. The Company has purchased whole life insurance contracts on some participants to partially fund the plan.

                Notes to Consolidated Financial Statements

NOTE 6 - STOCKHOLDERS' EQUITY

On December 13, 1994, the stockholders of the Company approved an amendment to the Company's Certificate of Incorporation authorizing 30,000,000 shares of a new class of common stock, par value $.10, which has been designated as Class A Common Stock, in addition to the currently authorized 15,000,000 shares of Common Stock and 7,000,000 shares of Class B Stock, each with a par value of $.10. There are no Class A shares currently outstanding.

The Common Stock and Class B Stock are equal, on a per share basis, in all respects except as to voting rights, conversion rights, cash dividends and stock splits or stock dividends. The Class A Common Stock is equal, on a per share basis, in all respects, to the Common Stock except as to voting rights and stock splits or stock dividends. In the case of voting rights, Common Stock is entitled to one vote per share and Class B Stock is entitled to ten votes per share, while Class A Common Stock generally has no voting rights. Common Stock and Class A Common Stock have no conversion rights. Class B Stock is convertible on a share-for-share basis into Common Stock at any time and is subject to mandatory conversion under certain circumstances.

Common Stock is entitled to cash dividends, as and when declared or paid, equal to 133 1/3% on a per share basis of the cash dividend paid on Class
B Stock. Class A Common Stock is entitled to cash dividends on a per share basis equal to the cash dividend on Common Stock. Additionally, while shares of Common Stock, Class A Common Stock and Class B Stock are outstanding, the sum of the per share cash dividend paid on shares of Common Stock and Class A Common Stock, must be equal to at least 133 1/3% of the sum of the per share cash dividend paid on Class B Stock and Class A Common Stock.
See Note 3 regarding dividend restrictions.

Shares of Common Stock, Class A Common Stock and Class B Stock are equal in respect of all rights to dividends (other than cash) and distributions in the form of stock or other property (including stock dividends and split-ups) in each case in the same ratio except in the case of a Special Stock Dividend. The Special Stock Dividend, which can be issued only once, is either a dividend of one share of Class A Common Stock for each share of Common Stock and Class B Stock outstanding or a recapitalization, in which half of each outstanding share of Common Stock and Class B Stock would be converted into a half share of Class A Common Stock.

All per share amounts included in the financial statements and notes reflect the dilutive effect of all common stock equivalents. See Note 7 for information regarding common stock equivalents.

The following reflects the changes in treasury stock (common) over the last three years:

                                 Shares      Amount
Balance, July 31, 1992          159,881    $1,699,602
  Purchased during fiscal 1993   30,675       668,205

Balance, July 31, 1993          190,556    2,367,807
  Purchased during fiscal 1994   91,190    1,895,364
  Reissued during fiscal 1994       (50)        (602)

Balance, July 31, 1994          281,696    4,262,569
  Purchased during fiscal 1995   50,500      825,475

Balance, July 31, 1995          332,196   $5,088,044

NOTE 7 - STOCK OPTION PLANS

The Company maintained two stock option plans, the 1988 Option Plan and the 1981 Option Plan. Under the 1988 Option Plan, a total of 312,500 shares of Common Stock and 312,500 stock appreciation rights were made available for issuance. No stock appreciation rights were granted. The options are exercisable one year after the date granted. The plan expires on June 8, 1998.

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

                Notes to Consolidated Financial Statements

A summary of option transactions under the plans follows:

                          1981 Option Plan                   1988 Option Plan
                          Number of Shares                   Number of Shares
                  (Weighted Average Option Price)    (Weighted Average Option Price)
                       1995     1994     1993          1995     1994      1993
Outstanding,             -     61,150   85,919        138,659  158,785   162,872
  Beginning of Year      -    $(10.80) $(10.80)       $(19.61) $(19.17)  $(18.96)

Granted                  -          -        -        197,250    4,000     5,000
                         -          -        -        $(19.22) $(23.00)  $(22.38)

Exercised                -     29,515   20,882              -   21,126     7,213
                         -    $(10.80) $(10.80)             -  $(17.05)  $(17.51)

Canceled/terminated      -     31,635    3,887         68,500    3,000     1,874
                         -    $(10.80) $(10.80)       $(22.21) $(19.00)  $(15.60)

Outstanding,             -          -   61,150        267,409  138,659   158,785
  End of Year            -          -  $(10.80)       $(18.66) $(19.61)  $(19.17)

The company has reserved 5,520 shares of Common Stock for future grants and issuances under the 1988 Option Plan.

As of July 31, 1995, a total of 267,409 options are exercisable under the 1988 Option Plan.

                                          Combined Plans
                                         Number of Shares
                                  (Weighted Average Option Price)
                                     1995      1994       1993
Outstanding, Beginning of Year     138,659   219,935   248,791
                                   $(19.61)  $(16.84)  $(16.14)

Granted                            197,250     4,000     5,000
                                   $(19.22)  $(23.00)  $(22.38)

Exercised                                -    50,641    28,095
                                         -   $(13.41)  $(12.39)

Canceled/terminated                 68,500    34,635     5,761
                                   $(22.21)  $(11.51)  $(12.36)

Outstanding, End of Year           267,409   138,659   219,935
                                   $(18.66)  $(19.61)  $(16.84)


NOTE 8 - EMPLOYEE BENEFIT PLANS

The Company and its subsidiaries have defined benefit pension plans for eligible salaried and hourly employees. Benefits are based on a formula of years of credited service and levels of compensation or stated amounts for each year of credited service. The assets of these plans are invested in various high quality marketable securities.

                Notes to Consolidated Financial Statements

The net periodic pension cost for the years ended July 31, 1995, 1994 and 1993 consists of the following:

                                           1995         1994         1993
Service cost                             $326,650     $325,626     $308,012
Interest cost on projected benefit
  obligations                             384,901      358,027      325,735
(Earnings) losses on plan assets         (836,171)      80,058     (641,108)
Net amortization and deferral             495,586     (422,948)     344,700

Net pension cost                         $370,966     $340,763     $337,339


The funded status of the plans at July 31 is as follows:

                                                1995         1994
Actuarial Present Value of Benefit
Obligations
  Accumulated benefit obligations
  Vested                                     $4,076,780   $3,623,589
  Nonvested                                     491,222      337,493
     Total Accumulated Benefit Obligations   $4,568,002   $3,961,082

Projected benefit obligations                $5,989,916   $5,532,033
Plan Assets at Fair Value                     5,334,851    4,426,791
Deficiency of plan assets over projected
 benefit obligations                           (655,065)  (1,105,242)
Unrecognized net (gain) loss                   (197,423)     317,405
Unrecognized prior service cost                 614,402      691,721
Unrecognized net excess plan assets as of
  August 1, 1987 being recognized
  principally over 21 years                    (344,424)    (371,048)
Adjustment required to recognize minimum       (183,547)    (190,784)
  liability
Accrued pension included in
  Noncurrent liabilities - other             $ (766,057)  $ (657,948)

                Notes to Consolidated Financial Statements

Assumptions used in the previous calculations are as follows:

                                           1995         1994
Discount rate                             7.25%        7.25%

Rate of increase in compensation
  levels                                  5.00%        5.00%

Long-term expected rate of return on
  assets                                  8.00%        8.00%

The Company has funded the plans based upon actuarially determined contributions that take into account the amount deductible for income tax purposes and the minimum contribution required under the Employee
Retirement Income Security Act of 1974 (ERISA), as amended.

For the years ended July 31, 1995, 1994 and 1993, the Company maintained a profit sharing/401(k) savings plan under which the Company matches a portion of employee contributions. The plan is available to essentially all employees who have completed one year of continuous service and are at least 21 years of age. Total contributions by the Company for the years ended July 31, 1995, 1994 and 1993 were $73,504, $74,476 and $74,767, respectively.

Postretirement Benefits

In addition to providing pension benefits, the Company provides certain medical benefits, until a participant attains age 65, to domestic salaried employees who elect early retirement and meet minimum age, service and other requirements. The Company reserves the right to amend or terminate this plan at any time. The plan is contributory and contains cost-sharing features such as deductibles and coinsurance.

SFAS No. 106 "Employers" Accounting for Postretirement Benefits Other Than Pensions requires, among other things, the accrual of retirement benefit costs over the active service period of employees to the date of full eligibility for these benefits. The new standard requires that the accumulated plan benefit obligation existing at the date of adoption (transition obligation) either be recognized immediately or deferred and amortized over future periods.

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

                Notes to Consolidated Financial Statements

NOTE 10 - LEASES

The Company's mining operations are conducted on leased and owned property. These leases generally provide the Company with the right to mine as long as the Company continues to pay a minimum monthly rental, which is applied against the per ton royalty when the property is mined.

The Company leases its corporate offices (approximately 20,000 square feet) in Chicago, Illinois and additional office facilities in Europe. The office space in Chicago is subject to leases expiring in 2008. Office facilities in Europe are leased on a year-to-year basis.

In addition, the Company leases vehicles, data processing and other office equipment. In most cases, the Company expects that, in the normal course of business, leases will be renewed or replaced by other leases.

The following is a schedule by year of future minimum rental requirements under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of July 31, 1995:

                   Year Ending July 31:
                   1996             $ 3,453,000
                   1997               2,483,000
                   1998               1,578,000
                   1999               1,185,000
                   2000                 773,000
                   Later years        3,850,000

                                    $13,322,000

The following schedule shows the composition of total rental expense for all operating leases, including those with terms of one month or less which were not renewed:

                                    1995         1994         1993

Transportation equipment        $3,439,000   $2,710,000   $2,758,000

Office facilities                  373,000      184,000      190,000

Mining properties
  Minimum                          180,000      196,000      193,000
  Contingent                       162,000      183,000      180,000

Other                              649,000      565,000      358,000

                                $4,803,000   $3,838,000   $3,679,000

                Notes to Consolidated Financial Statements


NOTE 11 - OTHER CASH FLOW INFORMATION

Cash payments for interest and income taxes were as follows:

                                     1995         1994         1993

Interest                          $1,750,054   $1,390,014   $1,534,795

Income Taxes                      $4,013,110   $5,624,987   $3,528,503

NOTE 12 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

A summary of selected information for 1995 and 1994 is as follows:

                                  Fiscal 1995 Quarter Ended
                            (Thousands Except per Share Amounts)
                     Oct. 31    Jan. 31   April 30    July 31     Total
Net Sales            $39,025    $40,157    $37,179    $36,538    $152,899
Gross Profit          12,394     12,168     10,328      9,741      44,631
Net Income             2,819      2,573      1,540      1,071       8,003
Net Income Per Share $  0.41    $  0.37    $  0.22    $  0.15    $   1.15

                                  Fiscal 1994 Quarter Ended
                            (Thousands Except per Share Amounts)
                     Oct. 31    Jan. 31   April 30    July 31     Total
Net Sales            $35,187    $39,178    $39,380    $33,402    $147,147
Gross Profit          11,362     12,377     11,381      9,570      44,690
Net Income             2,575      3,251      2,356      1,670       9,852
Net Income Per Share $   .37    $   .46    $   .34    $   .24    $   1.41

                  INDEPENDENT AUDITOR'S REPORT



Stockholders and Board of Directors
Oil-Dri Corporation of America

We have audited the consolidated statements of financial position of OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES as of July 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended July 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES as of July 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 1995, in conformity with generally accepted accounting principles.

BLACKMAN KALLICK BARTELSTEIN, LLP
Chicago, Illinois



August 25, 1995

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

The number of holders of record of Common Stock on July 31, 1995 was 1,317.

There is no established public trading market for the Class B Stock.

The number of holders of record of Class B Stock on July 31, 1995 was 22.




               Dividends
                                                    Amount Per Share
                                  Date Paid     Common       Class B
               Quarterly           09/16/94     $0.07        $0.0525
               Quarterly           12/16/94     $0.08        $0.06
               Quarterly           03/17/95     $0.08        $0.06
               Quarterly           06/16/95     $0.08        $0.06

Market
Prices
             Fiscal 1995       Closing Prices
                           High            Low
             1st Quarter  20               17 3/8
             2nd Quarter  19 1/8           16 3/4
             3rd Quarter  18 3/8           15 7/8
             4th Quarter  16 7/8           14 1/8


Market
Prices
             Fiscal 1994       Closing Prices
                          High             Low
             1st Quarter  25              19 3/4
             2nd Quarter  23 3/8          18 3/4
             3rd Quarter  23 1/8          19 3/8
             4th Quarter  21 1/2          17 7/8


                            Board of Directors
                                 Officers
                             Senior Management

Board of Directors

Richard M. Jaffee, Chairman and Chief Executive Officer
Daniel S. Jaffee, President and Chief Operating Officer
Robert D. Jaffee, Chairman - Amco Corporation
J. Steven Cole, President - Cole & Associates & Sav-A-Life Systems, Inc. Norman B. Gershon, Vice-President
Edgar D. Jannotta, Senior Partner - William Blair & Company
Joseph C. Miller, Vice-Chairman
Paul J. Miller, Partner - Sonnenschein Nath & Rosenthal
Haydn H. Murray, Professor Emeritus of Geology - Indiana University
Allan H. Selig, President - Milwaukee Brewers Baseball Club, Inc., Selig Executive Leasing, Inc., Chairman of the Executive Council of Major League Baseball
Bruce H. Sone, Vice-President

Corporate Officers
Richard M. Jaffee, Chairman and Chief Executive Officer
Daniel S. Jaffee, President and Chief Operating Officer
Joseph C. Miller, Vice-Chairman
Herbert V. Pomerantz, Senior Vice-President - Agrisorbents and Pure-Flo Product Groups and Research & Development
Richard V. Hardin, Group Vice-President - Technology
Bruce H. Sone, Vice-President - Consumer Products - Mass Merchandising James T. Davis, Vice-President - Manufacturing
Norman B. Gershon, Vice-President - International Operations, Managing Director - Oil-Dri S.A.
Louis T. Bland, Jr., Secretary
Donald J. Deegan, Director - Finance & Accounting
Richard L. Pietrowski, Treasurer
Albert L. Swerdlik, Secretary Emeritus
Heidi M. Jaffee, Assistant Secretary

Senior Management
Elwyn J. Allbritton, Vice-President - Operational Development
Charles M. Boland, General Manager - Agrisorbents Product Group
Wade R. Bradley, General Manager - Industrial & Environmental Product Group Karen Jaffee Cofsky, Manager - Human Resources
Thomas F. Cofsky, General Manager - Logistics, Quality and Service
Sam J. Colello, Director - Information Systems
B. Fielden Fraley, General Manager - Pure-Flo Product Group
Fred G. Heivilin, Vice-President - Raw Materials Development
Richard D. Johnsonbaugh, Eastern Regional Manager - Manufacturing
Steven M. Levy, General Manager - Consumer Products Group
William F. Moll, Vice-President - Research & Development
Dennis E. Peterson, President - Oil-Dri Transportation Company
V.R. Roskam, Vice-President - Agrisorbents Product Group
William O. Thompson, Western Regional Manager - Manufacturing

Corporate Headquarters

Oil-Dri Corporation of America
410 North Michigan Avenue, Suite 400
Chicago, Illinois  60611
(312) 321-1515


Listing                  Ticker Symbol
New York Stock Exchange  ODC


Registrar/Transfer Agent
Harris Trust and Savings Bank
311 West Monroe
Chicago, Illinois  60606
(312)461-3324


Independent Public Accountants
Blackman Kallick Bartelstein, LLP


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