Form 10-K, Exhibit 13
period 1996-07-31
OIL DRI CORPORATION OF AMERICA
filed 1996-10-24
CIK 74046

EXHIBIT 13

                           Financial Highlights


                                      1996        1995       Change

Net Sales                        $153,786,754  $152,899,109  +0.6%

Income from Operations           $6,115,233  $12,841,947     -52.4%

Income before Income Taxes       $4,783,402  $11,147,425     -57.1%

Net Income                       $3,374,257  $8,002,828      -57.8%

Net Income per Share             $     0.50  $     1.15      -56.5%

Net Income as a Percentage of    2.2%        5.2%            -3.0%
Sales

Return on Average Stockholders'  4.3%        10.6%           -6.3%
Equity

Working Capital                  $30,398,649 $33,074,318     -8.1%

Stockholders' Equity             $77,229,496 $78,338,383     -1.4%

Book Value per Share             $11.46      $11.35          +1.0%

Average Shares Outstanding       6,806,891   6,935,975        -1.9%

Dividends Declared               $2,022,205 $2,046,644        -1.2%

Capital Expenditures             $7,184,337 $7,032,064        +2.2%

Depreciation and Amortization    $7,925,806 $7,808,496        +1.5%

Long-Term Debt                   $18,978,000 $20,422,265      -7.1%


SALES TRENDS                                       (millions of dollars)

                                    1996     1995   1994    1993    1992
Consumer Products                  $ 82.6  $ 82.9  $ 77.0  $ 73.3  $ 65.2

Industrial and Environmental       17.2    18.9    19.9    19.0    19.1
Products

Agrisorbents Products              19.9    16.6    18.3    18.4    14.9

Fluids Purification Products       12.6    13.0    13.2    10.1    6.1

Foreign Subsidiaries               11.9    12.2    11.2    12.4    11.0

Transportation Services            9.6       9.3     7.5     7.7     8.3
                                   $153.8  $152.9  $147.1  $140.9  $124.6



Land Holdings & Mineral Reserves
                Owned     Leased    Claims       Total          Proven
               (acres)   (acres)   (acres)      (acres)        Reserves
                                                             (1,000's of
                                                                tons)
Georgia        1,484       1,804        -         3,288       44,305
Mississippi    2,134       1,423        -         3,557       130,358
Oregon         1,260           -    1,580         2,840       36,833
Florida          537         446        -           983       4,512
Nevada             -           -      598           598       23,316
Illinois           4           -        -             4          -
               5,419       3,673    2,178        11,270       239,324

Consumer Products

Fiscal 1996 was Oil-Dri's Year of the Cat. The cat litter category is an important and growing consumer products area. Demographic trends continue to influence the increasing popularity of cats as pets and total retail cat litter sales are expected to reach $1 billion by the year 2001.

The introduction of the Cat's Pride Premium Scoopable Stretch Jug and the Kat Kit were a great success. The Stretch Jug leverages a significant competitive advantage provided by our low-density product. Each jug contains 40% more volume than leading competitive scoopable products in the same weight jug. The Kat Kit is a unique disposable cat tray made of 100% recycled plastic that contains Cat's Pride Premium cat litter. Consumers simply use it for a week and then discard it; there's no cleaning, deodorizing or mess.

The company's dollar share of the branded cat litter market increased dramatically during the year. The investments made in marketing and advertising have paid off in a stronger brand franchise.

Industrial & Environmental Products

The Oil-Dri brand has been the leading name in industrial cleanup for over 55 years. Industrial and Environmental products include both traditional clay floor absorbents and Oil-Dri Lite sorbents. Oil-Dri Lite products are highly absorptive, light-weight, non-clay materials. They come in a variety of configurations and have different absorptive characteristics. Oil-Dri Lite sorbents skim oil spills from water in marine applications and, more commonly, soak up leaks and spills in industrial and automotive settings.

Innovations in products and packaging deliver benefits to customers. The new Oil-Dri Premium Floor Absorbent combines the best of Oil-Dri's quality floor absorbents with a new polybag. The stronger packaging will reduce damage during shipping and handling and allow higher stacking, conserving valuable warehouse space. The waterproof polybag can also be stored outside.

Oil-Dri is the only supplier that provides the well-known Oil-Dri Floor Absorbents and a selection of non-clay sorbents for a comprehensive line of cleanup products.

Agrisorbents Product Group

The Agrisorbents Product Group delivers a variety of products to the agricultural industry. Agsorb carriers are sold to crop protection chemical manufacturers like DowElanco, DuPont and Zeneca. These carriers are used to distribute herbicides, fungicides, insecticides and fertilizers to agricultural fields.

ConditionAde is an animal feed additive which helps blend feed ingredients without the usual stickiness and mess. This increases feed pellet production by allowing the feed extruders to run more smoothly, lowering energy costs and improving feed pellet durability. Flo-Fre absorbent microgranules and Pel-Unite pelleting aid are also sold to the animal health and nutrition market.

Terra-Green is used in a variety of sports turf and horticultural applications. Thousands of tiny pores in each Terra-Green granule absorb water, storing it for release into soils as they need it. The durability of each granule also helps prevent compaction of soil, opening up airways and water passages for improved root zone growth.

Fluids Purification Product Group

Used in the refining and purifying of sunflower, soybean, canola, palm and many other oils, Pure-Flo bleaching clays offer process benefits to refiners all over the world including ADM and Kraft Food Ingredients. The Fluids Purification Group has customers in over 60 countries and continues to expand its worldwide sales.

Two new products introduced during the year, Perform and Select, offer performance advances to refiners and deliver enhanced margins. The Perform products are the next generation of bleaching clays, providing increased activity for hard-to-bleach oils. The Select line of products is used earlier in the process stream to remove a variety of impurities from edible oils. Select can also be used to replace an expensive water wash step in the caustic refining of edible oils.

Oil-Dri has recently completed construction of a manufacturing facility engineered to produce these innovative new products. We believe that the quality and efficacy of Perform and Select will exceed the expectations of our customers.

Dick Jaffee
Chairman and Chief Executive Officer

Fiscal 1996 was a year of transition and renewal. Dan Jaffee and the other new members of our management group worked with our seasoned Oil-Dri managers to create a team that will lead us into the future. The year was also characterized by some outstanding successes and some significant disappointments.

During the past year, our consumer business successfully launched two new Cat's Pride products. Favorite Products, our Canadian subsidiary, also continued to deliver solid performance and expand sales of our Saular cat box products, the leading brand name in our Canadian market.

In our specialty products areas, the Agrisorbents Product Group broke sales and profit records; the Industrial and Environmental Division delivered a positive contribution to the bottom line, a significant reverse of last year's loss; and our Fluids Purification business demonstrated sales progress, particularly in some of our international markets.

Net sales for the year ended July 31, 1996, were $153,787,000, up slightly from last year's sales of $152,899,000. Net income was $3,374,000, off 58% from the $8,003,000 earned a year ago. Net income per share was $0.50 versus last year's $1.15. Earnings were negatively impacted by an after tax charge of $0.10 per share associated with settlement of patent litigation.

Consumer Products

As anticipated, the launch of the new Cat's Pride Kat Kit and Stretch Jug required approximately $6,500,000 in marketing and advertising support. While the expenditures reduced earnings in the past year, the investment has paid off with considerable gains in sales and distribution for our Cat's Pride brand. The success of the launch is particularly gratifying in light of the increased competition in the cat box filler category.

Unfortunately, the estimated $10,000,000 in sales generated by our new products were largely offset by reduced sales to Sam's Club, our primary warehouse club account.

On the positive side, during the fourth quarter Sam's reinstated our Cat's Pride Premium and added our Cat's Pride Scoopable in approximately 70% of their stores. They are evaluating various product offerings in the cat box filler category, and, at the time of this report, we are enjoying renewed volume.

Specialty Products

Despite a 9% reduction in sales, the Industrial and Environmental Division made a positive contribution to the bottom line, a significant reversal over last year's performance. Increased focus on profitability, rationalization of our product line and consolidation of the divisional functions in Alpharetta, Georgia paid off handsomely during the year.

The Agrisorbents Product Group had a wonderful year. Record sales of our Agsorb products and expansion into animal health and nutrition and turf markets increased overall divisional sales by 20%.

Monsanto Agricultural Company acknowledged the superior quality of our products and services with the Monsanto Quality Supplier Award for the fourth time in six years. Given to only a handful of the thousands of suppliers that work with Monsanto, it is a distinct honor.

Our Fluids Purification Group successfully expanded business geographically, particularly in Latin America, Asia, Africa and Europe. Also, two new products were introduced during the year. Select products remove soaps, metals and phospholipids from edible oils during the refining process. Use of Select can also eliminate an expensive water wash treatment, a cost advantage for caustic refiners.

Perform products, manufactured in a new processing facility at our Georgia plant, deliver performance benefits that will open up additional market niches in the edible oil refining market.

Operations and Transportation

Fiscal 1996 was a very good year for the support functions of the company. Manufacturing continued to run environmentally responsible and safe operations. Capital expenditures were $7,184,000, versus depreciation and amortization charges of $7,926,000. We had record outputs in mining and shipments and we also expanded our base of mineral reserves.

Oil-Dri Transportation delivered on its mission to ensure on-time deliveries at affordable costs and to support our customer service requirements. Additionally, the group reduced overall transportation costs by expanding their backhaul business with outside customers.

The Logistics, Quality and Service team helped distinguish Oil-Dri in each of our markets as a supplier that is flexible and responsive to customer needs. Customer service and information management systems have seen significant improvement.

Research and development activities, including technical service, were provided by our team of scientists and technicians in Vernon Hills, Illinois. They continue to play an important role in our existing markets as well as in the identification of potential markets.

Financial

Our balance sheet remains strong with a current ratio of 2.7. Additionally, fiscal 1996 was an outstanding year for generating cash. Balances of cash and investments were $11,708,000 at July 31, 1996, an increase of 4.9% in spite of spending $2,434,000 for the repurchase of 167,000 shares of Oil-Dri stock. Dividend payout was $2,015,000 and $1,145,000 was used to reduce debt.

In the last few years, the company has repurchased 300,000 shares of Oil-Dri stock. At its meeting in June, the Board of Directors authorized a new share repurchase program for an additional 400,000 shares. If we complete this repurchase program and add another 400,000 shares to the treasury, we will have reduced the total outstanding shares by 10%.

With Thanks

I would like to recognize and thank Norman B. Gershon who served on our Board of Directors for 20 years. While continuing in his capacity as Vice President of European Operations and Managing Director of Oil-Dri, S.A., Nick did not stand for re-election to the board this past December.

Bruce Sone, after 35 years with the Company, has chosen to retire as of August 1, 1996. In addition to his work in expanding our consumer business, Bruce served as a director for 16 years. Bruce's contributions to the development of Oil-Dri and the building of its management team are greatly appreciated.

Ronald Gordon joined the Oil-Dri Board of Directors this year. Ron has many years of experience in consumer packaged goods and we are grateful to have the benefit of his counsel.

The Year Ahead

We look forward to fiscal 1997 as a year in which we will spend less on advertising and see our investment in the consumer market deliver increased sales and profits. Reduced capital requirements should continue to generate cash, and a Company-wide cost reduction program will focus everyone's attention on profitability. We also anticipate another record year from the Agrisorbents Products Group and we hope to see continued progress in the profitable development of the Industrial and Environmental and Fluids Purification Groups.

Sincerely,


Dan Jaffee
President and Chief Operating Officer

We at Oil-Dri are focusing our efforts on building the teams, brands and profits that will combine to increase our shareholder value. Building is the most critical component of our vision because it conveys our intention to systematically and methodically work our way towards our end result creating shareholder value. To build anything properly, you need a blend of the right materials, good blueprints and, most importantly, talented individuals to execute the plan.

Between 1983 and 1993, my father led a team of talented, highly-motivated people through a dynamic period of Company growth. During this eleven year period, net sales grew from $34 million to $141 million; a compound annual growth rate of 14%. Net income exploded, growing from $1.1 million to $9.4 million; a compound annual growth rate of 22%. Most impressive was our stock price. Adjusted for all splits, it was selling for $1.69 per share on July 31, 1982. On the same date, eleven years later, the stock was selling for $24.50 per share.

I see a real similarity between where we were at the start of that growth period in 1982 and where we are today. The catalyst behind that growth was focusing senior managers on creating shareholder value over the long-term. The vehicle to motivate these managers was the 1981 Incentive Stock Option Plan. When used correctly, stock options provide an ideal tool for bringing together the interests of both the shareholders and the senior leaders of the business.

The option plan that you, the shareholders, voted into place a year ago is giving me the device I need to build a successful team of managers. It has been instrumental in attracting and retaining extremely talented individuals. In the following pages of this annual report, you will be introduced to many of the people who are critical to the success I am confident we are going to achieve. You will see that we have a nice blend of seasoned Oil-Dri veterans and energetic newcomers who learned their trade at highly successful, sophisticated companies like Miles, Inc., Alberto-Culver and Amoco. The common thread is that all are proven winners who see the opportunity to make the next ten to fifteen years the defining period of their careers. The stock options will once again join your interests with ours, as these managers focus on building our business and creating shareholder value.

I once asked Ned Jannotta, a long-time board member and mentor, what Oil-Dri needed to do to get our stock price back where it belonged. Did we need to more aggressively market our stock? Should we be courting analysts to follow our performance? What was the key? His answer was profound in its simplicity. Ned told me, Dan, you need to deliver predictably outstanding earnings growth on a long-term basis, and the rest will take care of itself. Our business managers know that the sum of our parts equals our whole. Their challenge is to grow their businesses profitably. Each and every unit needs to deliver on its own annual plan and the rest will fall into line.

Each unit has a powerful blend of a strong team, the highest quality products and unparalleled service. All of these combine to satisfy the demanding needs of our customers. We must leverage these strengths and deliver new products to our existing customers and existing products to new customers. The growth opportunities facing our business are endless, our challenge is to determine which opportunities will deliver value to our shareholders over the long-term.

The end of fiscal 1996 marks the completion of our first year of getting Oil-Dri back on our historic path of growth. We accomplished many things and, in a number of ways, we are in a better position today than we were at the outset of the year, as evidenced by the achievements referenced in the letter from our chairman. Additionally, the entire Oil-Dri team has never been stronger.

Let's analogize our business to running an NCAA Division I football program and you, the shareholders, are the alumni association. Your new head coach finishes his first full season with three wins and eight defeats. In the ensuing two seasons his team wins two, loses nine and then wins three, loses seven and ties one. Do you start cheering for a different school or do you hang onto your season tickets (shares of stock) because you know the team has been getting stronger even though their record has not reflected progress?

If you opted to change teams, you gave up a year too soon. However, if you chose to stick with the program, you just found your team in Pasadena. This scenario is not hypothetical. The head coach is Gary Barnett and the school is Northwestern University. In Mr. Barnett's fourth year as head coach, his Wildcats had ten victories and only one defeat on their way to the Rose Bowl.

The point of this analogy is to illustrate that building a winning team takes time. We have a good program at Oil-Dri and only recently have suffered more defeats than we would like. We are blessed with a strong and talented team of players throughout the organization. Each of our business units is focused on building its teams, brands and profits to get us back to our old winning ways. Fiscal 1997 will be the year to clearly demonstrate that we are on the right track. We need to balance our aggressiveness in taking advantage of opportunities that are right in front of us with the necessity to deliver at the bottom line.

Sincerely,

Mike Goldberg
Vice President & Chief Financial Officer

As the newest member of the Oil-Dri management group, I have been given the opportunity to be part of a team that is striving to build a stronger company for the future. The philosophy of our team is clear - we are here for the long-term. We must set financial goals to help build sustainable and profitable businesses that will reward both our shareholders and employees.

Last year we began the process of building a stronger finance department that can better analyze the cost structure of the Company and develop tools to improve the Company's financial planning and reporting capabilities. As a result, the Company is better positioned today to financially plan for its future than at any time in its history.

The strengths of the finance department are treasury management, its ability to analyze and develop alternative financing opportunities and its ability to develop solutions to internal and external financial reporting issues. Future focus will be on understanding more clearly the cost drivers in each individual business unit, delivering the financial data that will help our business managers run their units and providing the financial tools needed to plan and measure each group's performance. We must continually ask ourselves if everything we do improves our chance to grow the business or profits. At the same time, we must ensure that adequate controls are in place to safeguard the Company's assets and work towards maintaining those assets at optimum levels.

Richard Hardin
Group Vice President, Technology

Product innovations continue to increase sales and market opportunities at Oil-Dri. My responsibilities involve fostering effective communication between sales and marketing and research and development (R&D). This ensures that we focus our efforts on creating the most effective match of our resources and our opportunities to establish a market fit.

A drive to innovate and a sound understanding of the marketplace, filtered through a screen of common sense and a thorough knowledge of our resource base, are the basics for identifying new applications and opportunities.

The strongest part of our research program is the team of people. They bring an outstanding base of education and experience to our effort. Our researchers are highly responsive to our business units and clearly able to communicate research results and their implications for the business.

During the past year, R&D was very responsive to the product support and product improvement needs of our business units. This resulted in better control of our quality, product performance advances, improved profit margins and new products.

In the next few years, my most important contribution to the company will be to help establish a corporate-driven commitment and mechanism for defining new product application goals. The ongoing challenge is to allocate our valuable R&D resources in a manner that ensures a healthy stream of new innovations without compromising technical support of our existing products.

Jim Davis
Vice President, Manufacturing

Our ability to locate, mine, process and sell mineral products to consumer, agricultural, industrial, environmental and fluid purification markets is exceptional. In addition to the marketing of such diverse products, there are complicated manufacturing, engineering, exploration, mining, environmental and health and safety issues. Oil-Dri has been in this business for over half a century and has the greatest supply of quality reserves in the industry. While we have some very reputable competition in the markets in which we compete, I feel confident that none of these companies can match our experience and know how.

During fiscal 1996, we reduced costs, improved environmental compliance procedures, delivered better product quality and increased worker safety. Emphasis on worker safety is good for our employees and our bottom line. We had a 46% decrease in worker's compensation claims in the last year. All of our plants met environmental compliance regulations and, by working with the Mississippi Department of Environmental Quality, we were able to implement a program that will deliver a cost saving of more than $200,000. We also played a role in the development of new products and processes, which ultimately deliver more profitability to the company and its shareholders.

The vertical integration of Oil-Dri is one of the elements that has driven our success. Because we control all aspects of our production, we are in a position to control our destiny and deliver the best possible products at the lowest possible cost.

Tom Cofsky
Vice President, Logistics, Quality and Service

As a support group, Logistics, Quality and Service (LQS) adds value by keeping our customers satisfied. This involves providing courteous service and furnishing accurate and meaningful information as we strive to make doing business with Oil-Dri simple and pleasurable. Additionally, LQS has helped increase employee productivity through systems improvements. This allows us to handle more business without adding staff.

In the last year, LQS kept expenses below plan while keeping our information systems running and delivering excellent service to our customers. Qualitative successes included increasing the involvement of our customer service representatives with the business teams. They are now participating and contributing at a higher level. Additionally, many small steps were taken to improve our information systems and problem resolution processes. With each small improvement we have made it easier for people to do their jobs and we have taken action to prevent problems that impact our profitability and our customers' satisfaction.

My philosophy is not to accept things as they are, but to focus on what they could or should be. Seeing the positive impact of quality improvements, both at the customer level and at the profit level, is very motivating. Our corporate dedication to continuous improvement gives each individual team member the power to say, We could do this better.

Steve Levy
Vice President and General Manager, Consumer Products

Oil-Dri's management team has the confidence required to make decisions that provide for the longer-term success of the entire business rather than focusing exclusively on delivering short-term results. This has allowed us to begin building a brand franchise and a more dominant position in the cat box filler category.

Our two new Cat's Pride products have generated $10 million in net sales. These items helped drive retail sales in our grocery and mass merchandiser accounts. IRI data that reflects the last six months of our fiscal year shows retail sales of the Cat's Pride brand up 27%, greatly exceeding category growth of 4%.

These gains in new product sales helped offset revenue declines of approximately $7 million in our largest wholesale club account.

Unquestionably, there is more value in diversification. New sales of our Cat's Pride products were spread across a much broader customer base. The continued diversification of our customers and our branded product offerings will provide Oil-Dri and its shareholders with more reliable performance.

Building our brand franchise also allows us to work toward the company's goal of building profits. Both products introduced in 1996 have higher gross profit margins than the divisional average. These higher margins will justify marketing support and deliver more profits.

Jim Van Vliet
Director of Marketing, Consumer Products

Introductions of the Cat's Pride Scoopable Stretch Jug and Kat Kit required significant investment spending during the year. This product launch has improved our retail position and increased our presence in the grocery trade, which represents 70% of total U.S. cat litter sales. In a time of category consolidation, the Cat's Pride franchise is the only cat litter brand showing substantial retail growth. Despite constant competitive pressure, investment in our brand franchise has delivered a substantial return as indicated by IRI data coinciding with our fiscal year end:

Total U.S. Grocery
12 week period ended 7/14/96

Dollar Sales                             ACV Weighted  Distribution
% Change vs. Dollar Share  Dollar Share      Pt.        Change Vs.
  Year Ago    of Category   Pt. Change   Distribution    Year Ago
+42.6%       6.1%          +1.8          56.1%         +10.6

The new Cat's Pride products are not me too products easily duplicated by our competition. As the fourth largest marketer of branded cat box filler products, innovation is mandatory. It allows us to provide consumers with both quality and value. Our challenge is to leverage our proven track record as the innovator in the category and fill the marketing pipeline with new product ideas or the next great marketing innovation. We must be faster, smarter and more creative than the competition.

Peter Collins
Director of Grocery Sales, Consumer Products

In today's fast-paced world of information and technology, the manufacturers and retailers that are going to survive in the consumer market are the ones that can effectively manage the enormous amount of market data, condense it, and most importantly interpret it to deliver value to the retailer.

This data and an unbiased evaluation of consumer trends are demanded by retailers. Oil-Dri Corporation of America is in a position to deliver this information as well as the new product innovations that consumers want.

Consolidation has brought some large competitors into the cat box filler market, but none of them have the same single-minded focus we deliver to this category. We have the best quality reserves, the most sophisticated research and highly innovative products.

This past year, the sales force expanded sales into new markets and increased sales in our core markets by leveraging the new Cat's Pride products. In the last three months of fiscal 1996, our dollar share of the $488 million retail grocery market increased 43%, and our ACV weighted distribution increased 23%.

For the new year, I have identified with each salesperson three major business initiatives within their territories that, if successfully executed, will deliver strong sales and profit growth. My goal is to keep the sales plan simple, focused and deliverable.

Daniel Jones
Vice President, Favorite Products, Ltd.

Favorite Products, a wholly-owned subsidiary of Oil-Dri, supplies our Canadian markets with quality cat litter products under the brand names Saular and Cat's Pride. The Saular brand has had a very strong presence in the Quebec market for many years and our goal is to expand upon this success in other Canadian markets. Favorite also sells industrial and environmental products in Canada.

The consumer business is focused on our most profitable and value-added products; Saular Kat Kit, Saular Scoopable Plus and Saular Plus. The
Saular brand in the Quebec grocery market is very strong, with a 51% dollar share. The A.C. Nielson report for the 52 weeks ended July 20, 1996, illustrates the growth of our premium products. Saular Kat Kit increased sales 41% over the prior year and Saular Plus was up 15%, while the category remained flat.

Building long-term partnerships with our customers and assuring that the products we offer increase category profitability while meeting the needs and wants of consumers is vital. Innovative, value-added products are the trademark of Oil-Dri and Favorite Products and they have been the growth drivers for our business in Quebec. By adapting these programs for other markets, we plan to build the Saular brand in the rest of Canada.

Chuck Boland
General Manager, Agrisorbents Product Group

Understanding a customer's decision-making process requires knowing as much about their business as they do. It requires a level of relationship well beyond the traditional buyer-seller structure. This understanding must be used to deliver innovations that increase the value and satisfaction delivered by Oil-Dri's agricultural products and services. Focus on customer needs will also provide opportunities to grow sales of existing products and create line extensions.

In the crop protection market we are recognized for quality products and services. As we expand further into animal health and nutrition and turf and ornamental applications, we can leverage the processing and technical expertise acquired in the crop protection industry.

During the past year, strong demand from our customers allowed us to take advantage of earlier investments in plant and marketing infrastructures.

Looking forward, we will identify new products and applications driven by customer needs. The animal health and nutrition and the turf and ornamental markets are growing in real terms and we have strengths in marketing, R&D and logistics that can be leveraged. We are well positioned to bring value-added products to the sophisticated buyers in these markets.

Wade Bradley
General Manager, Industrial & Environmental Product Group

Our divisional challenge has been to improve profitability, restructure for more efficiency and identify opportunities for future growth. This year we achieved our financial plan, delivered a contribution to the company, reorganized the sales team based on targeted selling and distribution and identified two solid market opportunities for growth.

Our position as the only supplier of a complete product line of clay floor absorbents and non-clay sorbents is a major advantage. Other advantages include our corporate capabilities such as management information services and logistics. Oil-Dri has leveraged these and other internal capabilities to service the needs of companies such as Wal-Mart, ADM and Monsanto. We can learn from these successes and use the lessons to service the customers in our industry.

We have also identified opportunities in the automotive and hardware market. We are in the process of developing a family of products for use in homes and garages. This line will build on the Oil-Dri brand name, the professional's choice for over 55 years, and deliver quality products to consumers as well as professionals.

Our mission is to be customer focused, profit driven and the leading U.S. supplier of a comprehensive line of sorbent products and services.

Fielden Fraley
General Manager, Fluids Purification Group

Individual efforts directed towards shared goals and objectives enable a team to meet its potential and deliver the best possible performance. The Fluids Purification Group has built a very effective team that is focused on expanding sales of our products on a worldwide basis.

Our success to date has come from identifying customer needs and delivering products, some unique to the market, that improve processes and products. We are fast and flexible. Knowledge of our markets, and the capabilities of our raw materials allow us to recognize growth opportunities.

The competitive nature of the global marketplace demands continuous improvement of our products. During the third quarter of fiscal 1996, we introduced two new products for the oils and fats refining industry. These products represent technical improvements and will deliver more profitability. Our new manufacturing facility in Georgia will optimize our unique processing methods and deliver future product innovations.

We hold a significant share of the market in North America, Latin America and Asia. The goal of our team is to be the number one supplier of fluids purification products to the industries and markets we serve on a global basis. We must achieve this growth in the most profitable way we can in order to deliver value to our customers and our shareholders.

Steve Azzarello
Commercial Manager, Latin America

Current trends are leading toward a truly global market. Technology has made doing business all over the world not only possible but profitable. Oil-Dri products fit into many markets outside the United States. We are already doing business in over 60 countries, primarily with our fluids purification products. The opportunity also exists to present some of our other value-added products to these markets.

Business in Latin America increased 32% in the last year while expenses remained flat. These increases in sales and profitability are evidence of the shareholder value we are delivering from overseas markets. Oil-Dri's challenge will be to develop strategies which address language and cultural differences as well as the needs of the customers in each target market.

Sales of fluids purification products have the potential to continue double digit growth in Latin America. Training outside agents to sell these and other Oil-Dri products will increase our efficiency in these distant markets, but we can't forget the value of firsthand experience. As the novelist John le Carre wrote, A desk is a dangerous place from which to view the world.

In 1986...

Gone With the Wind, by Margaret Mitchell, turned 50. The novel, which sold 25,000,000 copies in its first half century, hit the best seller list once again.

The space shuttle Challenger exploded, prompting renewed debate on the U.S. space program.

The Statue of Liberty celebrated its 100th birthday in New York City. The centennial celebration included a parade of ships from all over the world and the relighting of the torch by President Reagan.

The Oreo cookie marked its 75th year.


And at Oil-Dri...

The Company reported record sales of $52,841,000.

Cat box absorbents represented 22% of net sales.

The Company acquired 100% ownership interest in Favorite Products Company, Ltd. of Montreal, Quebec.

The Company acquired the Georgia South Plant to meet increased customer demand for cat litter and floor absorbents.

Pure-Flo bleaching clays and Ultra-Clear clarification aids were introduced to the fluid purification market.


         Five Year Summary of Financial Data





                                           Year Ended July 31
SUMMARY OF OPERATIONS            1996         1995         1994
Net Sales                    $153,786,754 $152,899,109 $147,146,793
Cost of Sales                107,729,770  108,268,431  102,456,815
Gross Profit                 46,056,984   44,630,678   44,689,978

Selling, General and
  Administrative Expenses*   39,941,751    31,788,731   30,261,701

Income from Operations       6,115,233     12,841,947   14,428,277
Other Income (Expense)
  Interest Income            586,623      448,268      440,796
  Interest Expense           (1,916,569)  (1,921,261)  (1,751,839)
  Foreign Exchange (Losses)  (    6,693)  (    5,463)  3,009
Gains
  Amortization of Goodwill   (  131,160)  (  132,048)  (  132,001)
  Other, Net                 135,968      (   84,018)      171,142
    Total Other Expense, Net (1,331,831)  (1,694,522)  (1,268,893)
Income before Income Taxes   4,783,402    11,147,425   13,159,384

Income Taxes                 1,409,145      3,144,597    3,307,184

Net Income                   $3,374,257   $8,002,828   $9,852,200
Average Shares Outstanding   6,806,891    6,935,975    7,010,724
Net Income per Share         $0.50        $1.15        $1.41
Important Highlights
Total Assets                 $117,692,868  $116,987,683  $112,267,182
Long-Term Debt               $18,978,000   $20,422,265   $21,521,243
Working Capital              $30,398,649   $33,074,318   $29,337,449
Working Capital Ratio        2.7           3.1           3.0
Capital Expenditures         $7,184,337    $7,032,064    $13,559,232
Depreciation and
Amortization                 $7,925,806    $7,808,496    $6,798,038
Long-Term Debt to Equity     24.6%        26.1%        29.5%
Ratio
Net Income as a Percent of
Net Sales                     2.2%         5.2%         6.7%
Return on Average
 Stockholders' Equity        4.3%         10.6%        14.1%
Gross Profit as a Percent of
Net Sales                    29.9%        29.2%        30.4%
  Sales
Operating Expenses as a
Percent                      26.0%        20.8%        20.6%
  of Net Sales


   1993         1992
$140,866,110  $124,584,756
97,396,563    85,116,335
43,469,547    39,468,421


29,420,831    28,835,931

14,048,716    10,632,490

451,519      514,756
(1,728,817)  (1,884,166)
(   87,655)  63,471
(  131,799)  (131,079)
(  298,485)  15,198
(1,795,237)  (1,421,820)
12,253,479   9,210,670

2,833,837    2,110,262

$9,419,642   $7,100,408
7,031,116    7,026,300
$1.34        $1.01

$102,116,632 $95,017,573
$17,765,941  18,831,133
$26,043,415  $24,358,769
2.7          2.8
$9,158,173   $8,039,979
5,834,854    5,407,341
26.7%        31.6%

6.7%         5.7%

14.9%        12.4%

30.9%        31.7%

20.9%        23.1%



                  Management's Discussion and Analysis of
               Financial Condition and Results of Operations




Results of Operations
Fiscal 1996 Compared to Fiscal 1995

Consolidated net sales for the year ended July 31, 1996, were $153,787,000, an increase of 0.6% over net sales of $152,899,000 in fiscal 1995. Net income for fiscal 1996 was $3,374,000 or $0.50 per share, decreasing 57.8% from net income of $8,003,000 or $1.15 per share in fiscal 1995.

Net sales of industrial and environmental sorbents, consisting of clay and non-clay products, decreased $1,615,000 or 8.6% from prior year levels due to decreased unit shipments of both clay and non-clay products. Net sales of industrial clay products fell $557,000 or 4.2% from prior year levels. Net sales of non-clay sorbents decreased $1,058,000 or 19.8%, reflecting increased competition in the markets in which the Company participates and a refocused sales and marketing effort towards higher margin products. Net sales of cat box absorbents decreased $363,000 or 0.5% below fiscal 1995 levels. Although the Company expanded dollar share in the grocery and mass merchandiser markets, these market share gains were offset by the decline in sales to the Company's largest club account, Sam's Club, due to the introduction of a private label scoopable litter that replaced the Company's branded scoopable product in a substantial number of Sam's stores. Although the Company's branded cat litter products were reintroduced into Sam's stores during the fourth quarter, continued distribution is not assured. Net sales of agricultural carriers and absorbents increased $3,257,000 or 19.6% from the prior fiscal year due to increased unit shipments caused by increased planting acreage. Net sales of fluids purification adsorbents decreased $362,000 or 3.0% from fiscal 1995 due primarily to competitive pressures and continued sluggish demand in certain of the Company's markets. Sales of transportation services increased $357,000 or 3.8% from fiscal 1995 levels due to increased backhaul revenue.

Consolidated gross profit as a percentage of net sales increased to 29.9% of net sales in fiscal 1996 from 29.2% in fiscal 1995. This increase was principally due to a greater portion of net sales being generated in the agricultural market and net sales of higher value products in the grocery market. Additionally, cost increases for packaging and fuel in fiscal 1995 have moderated in fiscal 1996.

Operating expenses as a percentage of net sales increased to 26.0% of net sales in fiscal 1996 from 20.8% of net sales in fiscal 1995. This increase includes $6.5 million for promotional and advertising programs associated with new product introductions. Also included in operating expenses is a charge of $921,000 reflecting the settlement of a patent infringement action in the second quarter of fiscal 1996.

Interest expense remained unchanged in fiscal 1996. Increased interest-bearing deferred compensation balances offset reductions in the balance of current and long-term notes payable. Interest income increased $138,000 from fiscal 1995 due to higher invested balances.

The Company's effective income tax rate increased to 29.5% in fiscal 1996 from 28.2% in the prior fiscal year. This change is a result of two factors: lower domestic income subject to depletion allowances and a greater percentage of total income earned in higher tax jurisdictions. The provision for income tax expense for the fourth quarter and year ended July 31, 1995 includes a charge of $263,000 reflecting a change in the estimated amounts of depletion deductions and temporary differences between financial reporting and tax reporting for the year ended July 31, 1994.

Total assets of the Company increased $705,000 or 0.6% during the year ended July 31, 1996. Current assets decreased $535,000 or 1.1% from prior fiscal year-end balances due to lower accounts receivable and prepaid income taxes.

Property, plant and equipment, net of accumulated depreciation and amortization, decreased $1,247,000 or 2.1% due primarily to depreciation expense exceeding capital expenditures by $563,000 and the sale of fixed assets with a net book value totaling $646,000. Investments in property, plant and equipment included expenditures for increased productivity, capacity enhancements, pollution control and equipment upgrades.

As of July 31, 1996, the Company has invested approximately $752,000 in Kamterter, Inc., a company that researches and applies biotechnology in the agricultural field. This investment, recorded at cost, represents a 13% equity interest in Kamterter. During the year ended February 29, 1996, and in subsequent interim periods, Kamterter has generated operating profits. While the Company believes that Kamterter's prospects have improved, Kamterter's future financial condition and results of operation cannot be predicted.

Total liabilities increased $1,814,000 or 4.7% in the year ended July 31, 1996 due primarily to increased accounts payable, deferred compensation and income taxes payable.

Expectations

The Company anticipates increased sales in fiscal 1997. Sales of branded cat box absorbents are expected to increase as new product introductions gain incremental distribution in the grocery and mass merchandise markets. However, this overall sales growth is subject to continuing competition for shelf space in the grocery, mass merchandiser and club markets. Investment in the Company's consumer product launch is in line with original budgets, and the Company expects the profitability of these products to favorably impact earnings as spending on advertising and promotion returns to more normal levels in fiscal 1997. High crop prices and strong export demand indicate that the market for the Company's agricultural products will remain strong in the foreseeable future. In fluids purification, a new manufacturing facility will provide higher performance products, including Perform and Select, which are expected to compete more effectively in the market. The Company is going through an intensive review of its entire cost structure, with a goal of significantly reducing costs.

The foregoing statements under this heading are forward-looking statements within the meaning of that term in the Securities Exchange Act of 1934, as amended. Actual results may be lower than those reflected in these forward-looking statements, due primarily to: continued vigorous competition in the grocery, mass merchandiser and club markets; the level of success of new products; and the cost of new product introductions and promotions in the consumer market. The forward-looking statements also involve the risk of changes in market conditions in the overall economy and, for the agricultural division, in planting activity and overall agricultural demand, including export demand.

Liquidity and Capital Resources

In fiscal 1996, the current ratio decreased to 2.7 from 3.1 as of July 31, 1995. Working capital decreased $2,676,000 or 8.1% for the year ended July 31, 1996. Cash provided by operations continues to be the Company's primary source of funds to finance operating activities and capital expenditures. In fiscal 1996 net cash flows from operating activities increased 1.2% to $12,469,000. This cash was used to fund capital expenditures of $7,184,000, pay Company dividends of $2,015,000 and repurchase shares of the Company's stock at a cost of $2,434,000. The Company may continue to repurchase its Common Stock from time to time. As of July 31, 1996, total consolidated cash and investments were $11,708,000, up 4.9% from $11,162,000 as of July 31, 1995. Of this amount, balances held by the Company's foreign subsidiaries as of July 31, 1996 and 1995 were $1,594,000 and $3,296,000, respectively.

The Company's long-term debt as of July 31, 1996 decreased $1,444,000 or 7.1% from fiscal 1995 balances, primarily due to scheduled debt repayments. Long-term debt to equity decreased to 24.6% from 26.1% as of July 31, 1995.

The Company's line of credit arrangements are discussed in Note 3 to the consolidated financial statements. During the year ended July 31, 1996, there were no borrowings under the line of credit. Management believes that funds generated from operations and available borrowing capacity are adequate to meet the Company's cash needs for fiscal 1997.

Fiscal 1995 Compared to Fiscal 1994

Consolidated net sales for the year ended July 31, 1995 were $152,899,000, an increase of 3.9% over net sales of $147,147,000 in fiscal 1994. Net income for fiscal 1995 was $8,003,000 or $1.15 per share, decreasing 18.8% from net income of $9,852,000 or $1.41 per share in fiscal 1994. Fiscal 1995 and prior year's net sales reflected a reclassification of trade marketing costs to selling expenses. This classification is commonly used by companies in consumer products industries and reflects the Company's continued and planned growth in this area. Trade marketing costs were previously classified as a reduction of revenues. The reclassification increased sales, gross profits and selling expenses, each by the same amount, and had no effect on reported income from operations, net income or net income per share. The reclassification primarily affected reported sales of the consumer division.

Sales increases were primarily the result of increased unit shipments and slightly increased average sales per unit due to changes in product sales mix. Net sales of industrial and environmental sorbents, consisting of clay and non-clay products, decreased $1,043,000 or 5.2% from prior year levels due to decreased unit shipments of clay products. Net sales of industrial clay products fell $611,000 or 4.3% from prior year levels. Sales of non-clay sorbents decreased $432,000 or 7.5%, reflecting increased competition in the markets in which the Company participates. Net sales of cat box absorbents increased $5,871,000 or 7.6% above fiscal 1994 levels. This growth was driven by unit sales increases of private label litters in the mass merchandising distribution channel and increased grocery market penetration. Net sales of agricultural carriers and absorbents decreased $1,719,000 or 9.4% from the prior fiscal year due to decreased unit shipments caused by reduced planting, inventory carryover and higher chemical loading of crop protection products. Net sales of fluids purification adsorbents remained flat versus fiscal 1994. The high quality of domestic crude vegetable oils and adverse growing conditions in certain foreign markets reduced consumption of the Company's bleaching earth products. Sales of transportation services increased $1,825,000 or 24.3% from fiscal 1994 levels due to increased fleet size and backhaul revenue.

Consolidated gross profit as a percentage of net sales decreased to 29.2% of net sales in fiscal 1995 from 30.4% in fiscal 1994. This decrease was principally due to increased packaging and shipping costs and a shift in product mix in the consumer business towards private label litters.

Operating expenses as a percentage of net sales increased slightly to 20.8% of net sales in fiscal 1995 from 20.6% of net sales in fiscal 1994. This change reflected management's continued focus on controlling overhead costs while expanding sales and marketing efforts.

Interest expense increased $169,000 due to higher average debt outstanding, and interest income remained substantially unchanged in fiscal 1995.

The Company's effective income tax rate increased to 28.2% of income in fiscal 1995 from 25.1% in the prior fiscal year. The provision for income tax expense for the fourth quarter and year ended July 31, 1995, included a charge of $263,000 reflecting a change in the estimated amounts of depletion deductions and temporary differences between financial reporting and tax reporting for the year ended July 31, 1994.

Total assets of the Company increased $4,721,000 or 4.2% during the year ended July 31, 1995. Current assets increased $4,383,000 or 9.9% from prior fiscal year-end balances due to higher accounts receivable and prepaid balances. Inventory balances decreased, primarily because a capacity expansion at the Company's Ripley, Mississippi facility was completed, reducing overall inventory needs.

Property, plant and equipment, net of accumulated depreciation and amortization, decreased $784,000 or 1.3%. Investments in property, plant and equipment included expenditures for increased productivity, capacity expansion, pollution control, and equipment upgrades.

As of July 31, 1995, the Company had invested approximately $717,000 in Kamterter, Inc., a company that researches and applies biotechnology in the agricultural field. This investment, recorded at cost, represents a 14% equity interest in Kamterter. During the year ended February 28, 1995, and in recent interim periods, Kamterter began to generate operating profits. While the Company believes that Kamterter's prospects have improved, Kamterter's future financial condition and results of operation cannot be predicted.

Total liabilities decreased $558,000 or 1.4% in the year ended July 31, 1995 due primarily to debt reduction.

Foreign Subsidiaries

Net sales by foreign subsidiaries during fiscal 1996 were $11,892,000 constituting 7.7% of net sales. This amount represents a decrease of $356,000 from fiscal 1995, in which foreign net sales were $12,248,000 and constituted 8.0% of net sales. The decrease in foreign subsidiary sales resulted primarily from reduced sales in the United Kingdom due to lower demand for the Company's animal nutrition products. Net income of the Company's foreign subsidiaries during fiscal 1996 was $554,000, as compared with $763,000 in fiscal 1995. Identifiable assets of the Company's foreign subsidiaries as of July 31, 1996, were $9,036,000, a decrease of $535,000 from fiscal 1995 year-end balances.

Net sales made by the Company's foreign subsidiaries for the year ended July 31, 1995, were $12,248,000, constituting 8.0% of net sales. This amount represented an increase of $1,000,000 from fiscal 1994, in which foreign subsidiary sales were $11,248,000 and constituted 7.6% of net sales. This increase in foreign subsidiary sales resulted from increased market share in Canadian cat litter markets and price increases at the Company's United Kingdom subsidiary. Net income of the Company's foreign subsidiaries during fiscal 1995 was $763,000, as compared to $403,000 in fiscal 1994. The identifiable assets of the Company's foreign subsidiaries as of July 31, 1995, were $9,571,000, a slight decrease from fiscal 1994 year-end balances.


               Consolidated Statements of Financial Position


                                                            July 31
                                              1996         1995
ASSETS
Current Assets
 Cash and cash equivalents (Note 1)       $10,113,544  $8,829,667
 Investment securities, at cost, which
     approximates market                  1,594,000    2,332,665
 Accounts receivable                      20,666,623   21,529,168
   Less allowance for doubtful accounts   (225,970)    (180,602)
 Inventories (Note 1)                     11,737,068   10,917,099
 Prepaid expenses                         4,325,061      5,317,169
      Total Current Assets                48,210,326    48,745,166


Property, Plant and Equipment, at Cost (Notes
1 and 3)
 Buildings and leasehold improvements     15,666,801   15,335,526
 Machinery and equipment                  78,918,785   76,721,765
 Office furniture and equipment           8,181,596    7,831,961
 Vehicles                                 119,622          117,906
                                          102,886,804  100,007,158
 Less accumulated depreciation and
amortization                              (54,730,624  (47,498,516)
                                          48,156,180   52,508,642
 Construction in progress                 4,024,354    1,289,855
 Land and mineral rights                  6,031,888      5,660,898
      Total Property, Plant and           58,212,422    59,459,395
Equipment, Net

Other Assets
 Goodwill (Net of accumulated
amortization of
  $1,204,564 in 1996 and $1,073,404 in    4,172,526    4,304,286
1995)          (Note 1)
 Deferred income taxes (Note 4)           2,264,291    484,324
 Other                                    4,833,303      3,994,512
      Total Other Assets                  11,270,120     8,783,122
 Total Assets                             $117,692,868  $116,987,683


The accompanying notes are an integral part of the consolidated financial state ments.

                                                           JULY 31
                                             1996         1995
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
 Current maturities of notes payable
(Note 3)                                  $1,626,762   $1,097,976
 Accounts payable                         5,338,787    4,710,251
 Income taxes payable                     691,106      -
 Dividends payable                        519,610      511,166
 Accrued expenses
   Salaries, wages and commissions        1,970,422    2,362,102
   Trade promotions and advertising       4,188,756    4,272,740
   Freight                                711,513      747,042
   Other                                  2,764,721      1,969,571
      Total Current Liabilities           17,811,677    15,670,848


Noncurrent Liabilities
 Notes payable (Note 3)                   18,978,000   20,422,265
 Deferred compensation (Note 5)             2,253,313    1,778,075
 Other                                    1,420,382        778,112
      Total Noncurrent Liabilities        22,651,695    22,978,452
      Total Liabilities                   40,463,372    38,649,300


Stockholders' Equity
 Common and Class B Stock (Note 6)        723,552      723,352
 Paid-in capital in excess of par value   7,660,600    7,657,394
 Retained earnings                        77,385,514   76,033,462
 Cumulative translation adjustments
(Note 1)                                  (1,018,416)  (987,781)
                                          84,751,250   83,426,427
 Less treasury stock, at cost (Note 6)    (7,521,754)  (5,088,044)
      Total Stockholders' Equity          77,229,496    78,338,383
 Total Liabilities and Stockholders'      $117,692,868  $116,987,683
Equity


                   Consolidated Statements of Income



                                                      Year Ended July 31
                                      1996         1995          1994
Net Sales                          $153,786,754 $152,899,109  $147,146,793
Cost of Sales                      107,729,770  108,268,431   102,456,815

Gross Profit                       46,056,984   44,630,678   44,689,978

Selling, General and
Administrative                     39,941,751    31,788,731   30,261,701
  Expenses
Income from Operations             6,115,233     12,841,947   14,428,277

Other Income (Expense)
  Interest income                  586,623      448,268      440,796
  Interest expense                 (1,916,569)  (1,921,261)  (1,751,839)
  Foreign exchange (losses) gains  (    6,693)  (    5,463)  3,009
  Amortization of goodwill (Note   (  131,160)  (  132,048)  (  132,001)
1)
  Other, net                       135,968      (   84,018)      171,142
     Total Other Expense, Net      (1,331,831)  (1,694,522)  (1,268,893)

Income before Income Taxes         4,783,402    11,147,425   13,159,384

Income Taxes (Note 4)              1,409,145      3,144,597    3,307,184

Net Income                         $3,374,257   $8,002,8281   $  9,852,200

Average Shares Outstanding (Note     6,806,891    6,935,975    7,010,724
6)

Net Income Per Share (Note 6)      $0.50        $1.15        $1.41

The accompanying notes are an integral part of the consolidated financial statements.


              Consolidated Statements of Stockholders' Equity


                                            Shares
                                     Common       Class B      Amount
Balance, July 31, 1993             5,008,086    2,173,755    $718,184
  Net income                       -            -            -
  Dividends declared               -            -            -
  Issuance of stock under option
plans                              50,641       -            5,064
    (Note 7)
  Awards of stock to employees     1,036        -            104
  Reissuance of treasury shares    -            -            -
  Conversion of Class B Stock to
Common                                40,860    (   40,860)          -
    Stock (Note 6)

Balance, July 31, 1994             5,100,623    2,132,895    723,352
  Net income                       -            -            -
  Dividends declared               -            -            -
  Conversion of Class B Stock to
Common                                18,201    (   18,201)          -
     Stock (Note 6)

Balance, July 31, 1995             5,118,824    2,114,694    723,352
  Net income                       -            -            -
  Dividends declared               -            -            -
  Conversion of Class B Stock to
Common                             72,326       (  72,326)   -
     Stock (Note 6)
  Issuance of stock under 1995
Long                               2,000        -            200
     Term Incentive Plan (Note 7)
Balance, July 31, 1996             5,193,150    2,042,368    $723,552


The accompanying notes are an integral part of the consolidated financial statements.

  Paid-In
Capital In
 Excess of    Retained
 Par Value    Earnings
$ 6,962,104  $62,031,814
-            9,852,200
-            (1,806,736)

673,988      -
20,916       -
386          -

        -             -

7,657,394    70,077,278
-             8,002,828
-            (2,046,644)

        -             -

7,657,394    76,033,462
-             3,374,257
-            (2,022,205)
-            -

             -
3,206
$7,660,600  $77,385,514



                   Consolidated Statements of Cash Flows



                                                      Year Ended July 31
                                      1996         1995         1994
Cash Flows from Operating
Activities
  Net income                       $ 3,374,257  $ 8,002,828  $ 9,852,200

  Adjustments to reconcile net
income
    to net cash provided by
operating
    activities
     Depreciation and              7,925,806    7,808,496    6,798,038
amortization
     Deferred income taxes         (1,791,247)   (575,130)   (944,905)
     Provision for bad debts       202,690      51,013       4,744
     (Increase) decrease in
       Accounts receivable         692,363      (1,680,287)  (1,502,865)
       Inventories                 (838,308)    319,844      (3,186,879)
       Prepaid expenses and taxes  1,190,548    (1,608,299)  (1,114,801)
       Other assets                (830,161)    (960,720)    (474,637)
     Increase (decrease) in
       Accounts payable            636,215      774,083      (916,395)
       Income taxes payable        456,708      -            -
       Accrued expenses            332,842      (32,319)     627,825
       Deferred compensation       475,238          16,257      381,872
       Other                       642,270         201,428      300,336
          Total Adjustments        9,094,964     4,314,366   (27,667)

            Net Cash Provided by
              Operating Activities 12,469,221    12,317,194   9,824,533

Cash Flows from Investing
Activities
   Capital expenditures            (7,184,337) (7,032,064)  (13,559,232)
   Proceeds from disposition of
     property, plant and           923,437      -            -
equipment
   Purchases of investment         (167,000)   (3,691,201)  (11,750,654)
securities
   Dispositions of investment
     securities                    906,283      4,722,543    13,910,258
   Other                           (267,693)    159,709      399,295
            Net Cash Used in
              Investing            (5,789,310) (5,841,013)  (11,000,333)
Activities

Cash Flows from Financing
Activities
  Principal payments on long-term  (1,145,479)  (1,244,481)  (743,834)
debt
  Proceeds from issuance of long-
term                               230,000      -            5,000,000
    debt
  Proceeds from issuance of
Common                             -            -            700,458
    Stock
  Dividends paid                   (2,015,383)  (1,983,291)  (1,804,002)
  Purchase of treasury stock       (2,433,710)  (  825,475)  (1,894,762)
  Other                            (   31,462)     12,418        1,025
   Net Cash (Used in)
Provided by Financing              (5,396,034)  (4,040,829)  1,258,885
Activities
Net Increase in Cash and
  Cash Equivalents                 1,283,877    2,435,352    83,085

Cash and Cash Equivalents,
  Beginning of Year                8,829,667    6,394,315    6,311,230

Cash and Cash Equivalents, End of  $10,113,544  $8,829,667   $6,394,315
Year

  The accompanying notes are an integral part of the consolidated financial statements.

            Notes to Consolidated Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Oil-Dri Corporation of America and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated from the consolidated financial statements.

No provision has been made for possible income taxes which may be paid on the distribution of approximately $9,796,000 and $9,129,000 as of July 31, 1996 and 1995, respectively, of the retained earnings of foreign subsidiaries, as substantially all such amounts are intended to be indefinitely invested in these subsidiaries or no additional income taxes would be incurred when such earnings are distributed. It is not practicable to determine the amount of income taxes or withholding taxes that would be payable upon the remittance of assets that represent those earnings.

Management Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenues from sales of products and transportation services are recognized upon shipment.

Income Taxes

Deferred income taxes reflect the impact of temporary differences between the assets and liabilities recognized for financial reporting purposes and amounts recognized for tax purposes.

Interest Rate Derivative Instruments

An interest rate swap agreement is utilized in the management of interest rate exposure.

Interest differentials on the swap contract (Note 3) are recorded as interest expense in the contract period incurred. The Company recognized additional interest expense of $58,100, $58,900 and $98,300 in fiscal years 1996, 1995 and 1994, respectively, as a result of this contract.

Reclassification

Certain items in prior year financial statements have been reclassified to conform to the presentation used in fiscal 1996.

Translation of Foreign Currencies

Assets and liabilities of foreign subsidiaries, where the local currency is the functional currency, are translated at the exchange rates in effect at period end. Income statement items are translated at the average exchange rate on a monthly basis. Resulting translation adjustments are recorded as a separate component of stockholders' equity.

Changes in the cumulative translation adjustments account are as follows:

                                      1996         1995         1994
Balance, at beginning of year      $(987,781)  (1,135,951)  $(901,783)
Translation adjustments resulting
from
 exchange rate changes and         (   30,635)    148,170     (234,168)
intercompany
 transactions

Balance, at end of year            $(1,018,416)  $(987,781) $(1,135,951)

Cash Equivalents

Cash equivalents are highly liquid investments with maturities of three months or less when purchased.

Inventories

The composition of inventories is as follows:

                      1996         1995
           Finished       $ 6,728,150  $ 6,849,536
           goods
           Bags           3,754,087    2,575,259
           Supplies       1,018,304    1,272,443
           Fuel oil       236,527         219,861
                          $11,737,068  $10,917,099

Inventories are valued at the lower of cost (first-in, first-out) or market.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash investments and accounts receivable. The Company places its cash investments in government backed instruments, both foreign and domestic, and with other high quality institutions. Concentrations of credit risk with respect to accounts receivable are subject to the financial condition of certain major customers, principally the customer referred to in Note 2. The Company generally does not require collateral to secure customer receivables.

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

                   Notes to Consolidated Financial Statements



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Research and Development

Research and development costs of $2,026,000 in 1996, $1,826,000 in 1995 and $1,875,000 in 1994 were charged to expense as incurred.

Acquisitions

The excess of the Company's original investment over the fair value of the net assets acquired at the date of acquisition is being amortized by the straight-line method over 40 years.

Advertising Costs

The Company defers recognition of advertising production costs until the first time the advertising takes place; other advertising costs are expensed as incurred.

Fair Value of Financial Instruments

Non-derivative financial instruments included in the consolidated statements of financial position are cash and cash equivalents, investment securities and notes payable. These instruments, except for notes payable, were carried at amounts approximating fair value as of July 31, 1996. The fair value of notes payable was estimated based on future cash flows discounted at current interest rates available to the Company for debt with similar maturities and characteristics. The fair value of notes payable as of July 31, 1996, exceeded its carrying value by approximately $600,000.

Stock Options

The Company has completed an initial review of Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock-Based Compensation, which will become effective for the 1997 fiscal year. As is permitted under SFAS 123, the Company has decided to continue accounting for employee stock compensation under the rules of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, but will disclose pro forma results using the SFAS 123 alternative accounting method.

Net Income per Share and Common Share Equivalents

Net income per share and common share equivalents are computed based upon the weighted average number of shares outstanding during each year and includes outstanding options, when dilutive.

NOTE 2 - BUSINESS AND GEOGRAPHIC REGION INFORMATION

Nature of Business

The Company is a leader in developing, manufacturing and marketing sorbent products for consumer, industrial, environmental, agricultural and fluids purification markets. The Company operates within a single segment. The Company has operations in the United States, Canada and the United Kingdom and exports goods worldwide.

The Company had net sales in excess of 10% of total net sales to one unaffiliated customer in 1996, 1995 and 1994. Accounts receivable related to this major customer amounted to $4,905,000, $5,083,000 and $4,845,000 as of July 31, 1996, 1995 and 1994, respectively.

                Notes to Consolidated Financial Statements


NOTE 2 - BUSINESS AND GEOGRAPHIC REGION INFORMATION

Nature of Business (Continued)

The net sales to this customer were as follows:

                                    1996         1995         1994
                                        (Thousands of Dollars)

            Amount              $39,916      $40,884      $35,848
            Percent of net      26%          27%          24%
            sales


The following is a summary of financial information by geographic region:

                                         FISCAL YEAR ENDED JULY 31
                                           (Thousands of Dollars)
                                         1996      1995       1994
Sales to unaffiliated customers:
  Domestic                            $141,895   $140,651  $135,899
  Foreign subsidiaries                11,892     12,248    11,248
Sales or transfers between
  geographic areas:
  Domestic                            $  5,039   $  4,067  $  3,891
Income before income taxes:
  Domestic                            $   3,920   $ 10,094  $ 12,257
  Foreign subsidiaries                863        1,053     902
Net Income:
  Domestic                            $  2,820   $  7,240  $  9,449
  Foreign subsidiaries                554        763       403
Identifiable assets:
  Domestic                            $108,657   $107,417  $102,659
  Foreign subsidiaries                9,036      9,571     9,608


                Notes to Consolidated Financial Statements

NOTE 3 - NOTES PAYABLE

The composition of notes payable is as follows:
                                                  1996         1995
Town of Blue Mountain, Mississippi
  Principal payable on October 1, 2008.
  Interest payable monthly at a variable
  interest rate set weekly based on market
  conditions for similar instruments.  The
  average rates were 3.98% and
  4.00% in fiscal 1996 and fiscal 1995,
  respectively.  Payment of these bonds by
  the Company is guaranteed by a letter
  of credit issued by Harris Trust and
  Savings Bank.  In May 1991, the Company
  entered into a seven-year interest rate
  swap contract.  Under this agreement, the
  Company receives a floating interest rate
  based on LIBOR and pays interest at a fixed
  rate of 6.53%.                                $2,500,000  $2,500,000

Teachers Insurance and Annuity Association of
  America Payable in annual principal
  installments on November 15; $1,500,000 in
  fiscal 1997; $1,800,000 in fiscal 1998;
  $1,200,000 in fiscal 2000; $1,100,000 in
  fiscal 2001; and $1,000,000 in
  fiscal 2002.  Interest is payable
  semiannually at an annual rate of 9.38%.        6,600,000   7,100,000

Teachers Insurance and Annuity Association of
  America Payable in annual principal installments,
  on August 15; $500,000 in fiscal 2002;
  $1,000,000 in fiscal 2003; $2,500,000 in
  fiscal 2004; and $2,500,000 in fiscal 2005.
  Interest is payable semiannually at an annual
  rate of 7.17%.                                  6,500,000   6,500,000

Harris Trust and Savings Bank
  Payable in annual principal installments,
  on June 20; $1,950,000 in fiscal 1999;
  $900,000 in fiscal 2000; $650,000 in fiscal
  years 2001 and 2002; and $350,000 in fiscal
  2003.  Interest is payable quarterly at an
  annual rate of 7.78%.                           4,500,000   5,000,000

Other                                             504,762      420,241
                                               20,604,762   21,520,241
Less current maturities of notes payable       (1,626,762)  (1,097,976)

                                               $18,978,000  $20,422,265




                Notes to Consolidated Financial Statements



NOTE 3 - NOTES PAYABLE (Continued)

During fiscal 1995, the Company executed a Credit Agreement with Harris Trust and Savings Bank which replaced the Term Note Agreement dated April 20, 1994. In addition to providing continued term financing, the Credit Agreement provides for a $5,000,000 committed unsecured revolving line of credit which expires on August 1, 1999, at certain short-term rates. In July 1996, the Company entered into a $10,000,000 unsecured line of credit agreement with Harris Trust and Savings Bank. This line of credit provides for either floating rate or fixed rate borrowing through May 31, 1997. During fiscal 1996, no borrowings were made against either line.

The agreements with the Town of Blue Mountain, Mississippi, Teachers Insurance and Annuity Association of America and Harris Trust and Savings Bank impose working capital requirements, dividend and financing limita tions, minimum tangible net worth requirements and other restrictions. The Company's Credit Agreement with Harris Trust and Savings Bank indirectly restricts dividends by requiring the Company to maintain tangible net worth, as defined, in the amount of $50,000,000 plus 25% of cumulative annual earnings from July 31, 1994.

In prior years, the Town of Blue Mountain, Mississippi issued long-term bonds to finance the purchase of substantially all of the assets of certain plant expansion projects and leased the projects to the Company and various of its subsidiaries (with the Company and various of its wholly owned subsidiaries as guarantors) at rentals sufficient to pay the debt service on the bonds.

The following is a schedule by year of future maturities of notes payable as of July 31, 1996:

               Year Ending July 31:
                              1998   $1,926,000
                              1999    2,076,000
                              2000    2,226,000
                              2001    1,750,000
                              2002    2,150,000
                       Later years    8,850,000

                                    $18,978,000




            Notes to Consolidated Financial Statements



NOTE 4 - INCOME TAXES

The provision for income tax expense consists of the following:

                                          1996         1995         1994
Current
  Federal                             $2,284,869   $2,756,283   $3,221,911
  Foreign                             332,127      292,664      163,897
  State                               583,396        670,780      866,281
                                      3,200,392    3,719,727    4,252,089
Deferred
  Federal                             (  340,572)  (  535,093)  (  855,699)
  Operating loss carryforward         (1,367,991)  -            -
  Foreign                             (   22,709)  (    2,142)  1,153
  State                               (   59,975)  (   37,895)  (   90,359)
                                      (1,791,247)  (  575,130)  (  944,905)
  Total Income Tax Provision          $1,409,145   $3,144,597   $3,307,184


The provision for income tax expense for the fourth quarter and year ended July 31, 1995, includes a charge of $263,000 reflecting a change in the estimated amounts of depletion deductions and temporary differences between financial reporting and tax reporting for the year ended July 31, 1994.

            Notes to Consolidated Financial Statements

Principal reasons for variations between the statutory federal rate and the effective rates were as follows:

                                          1996         1995         1994
U.S. federal statutory income tax     34.00%       34.00%       34.00%
rate
Depletion deductions allowed for      (27.57)      (12.24)      (12.48)
mining
State income taxes, net of federal
tax                                   6.78         5.68         4.42
  benefit
Valuation allowance without income
tax                                   18.61        -            -
  benefit
Difference in effective tax rate of
foreign                               ( 0.11)      ( 0.61)      ( 0.16)
  subsidiaries
Other                                 ( 2.25)        1.38       ( 0.65)
                                      29.46%        28.21%       25.13%

The consolidated balance sheets as of July 31, 1996 and 1995, included the following tax effects of cumulative temporary differences:

                                        1996                  1995
                                 Assets  Liabilities  Assets    Liabilities
Depreciation                    $     -    $1,528,266  $   -    $1,552,223
Deferred Compensation           844,992    -          689,893    -
Postretirement Benefits         356,656    -          218,406    -
Trade Promotions and            269,200    -          179,662    -
Advertising
Accrued Expenses                408,986    -          377,368    -
Tax Credits                     398,576    -          470,206    -
Operating Loss Carryforward     2,257,958  -          -          -
Other                           146,156    -          101,012    -
  Subtotal                      4,682,524  1,528,266  2,036,547  1,552,223
Valuation Allowance             (889,967)          -          -          -
Total Deferred Taxes            $3,792,557  $1,528,266  $2,036,547  $1,552,223


The valuation allowance represents operating loss carryforwards not anticipated to be utilized. As of July 31, 1996, for federal income tax purposes there were regular tax operating loss carryforwards of approximately $5,816,000 which expire in the year 2011. A valuation allowance has been established for $889,967 of the deferred tax benefit related to those loss carryforwards for which it is considered more likely than not the benefit will not be realized.

NOTE 5 - DEFERRED COMPENSATION

In December 1995, the Company adopted the Oil-Dri Corporation of America Deferred Compensation Plan. Deferrals are no longer being made under the original plan, The Oil-Dri Corporation of America Key Employee and Directors Deferred Compensation Plan. The new plan permits Directors and certain management employees to defer portions of their compensation and earn interest on the deferred amounts. The compensation, which has been deferred since the inception of the original plan, has been accrued as well as interest thereon. The Company has purchased life insurance contracts on some participants to partially fund the original plan. The new plan is unfunded.

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

All per share amounts included in the financial statements and notes reflect the dilutive effect of all common share equivalents. See Note 7 for information regarding common share equivalents.

In June 1996, the Board of Directors of the Company authorized the repurchase, from time to time, of up to 400,000 shares of the Company's stock. This authorization, in addition to previous authorizations, total 700,000 shares. As of July 31, 1996, 337,337 shares have been repurchased under these authorizations.

The following reflects the changes in treasury stock (Common) over the last three years:

                                 Shares     Amount
Balance, July 31, 1993          190,556    $2,367,807
  Purchased during fiscal 1994  91,190     1,895,364
  Reissued during fiscal 1994       (50)   (602)

Balance, July 31, 1994          281,696    4,262,569
  Purchased during fiscal 1995   50,500      825,475

Balance, July 31, 1995           332,196   5,088,044
  Purchased during fiscal 1996  166,871    2,433,710
Balance, July 31, 1996          499,067    $7,521,754

NOTE 7 - STOCK OPTION PLANS

The Company instituted the Oil-Dri Corporation of America 1995 Long Term Incentive Plan during the fiscal year ended July 31, 1996. The Plan was approved by the stockholders of the Company at the annual meeting on December 12, 1995. All shares of stock awarded under the 1995 Plan will be Class A Common Stock, except that, if there is no Class A Common Stock issued or publicly traded on a securities exchange when such awards are exercised, the shares awarded would be Common Stock. The Plan provides for various types of awards. During the fiscal year ended July 31, 1996, 2,000 shares of restricted stock, which vest on May 1, 1998, were issued under the Plan.

The Oil-Dri Corporation of America 1988 Stock Option Plan terminated on December 12, 1995, for purposes of future grants. The outstanding options under this plan will remain outstanding and exercisable in accordance with their respective terms.

The 1981 Oil-Dri Corporation of America Stock Option Plan expired on October 31, 1991. No options were outstanding as of July 31, 1996.

                Notes to Consolidated Financial Statements

A summary of option transactions under the plans follows:

                          1981 Option Plan            1988 Option Plan
                          Number of Shares            Number of Shares
                      (Weighted Average Option    (Weighted Average Option
                      Price)                               Price)
                       1996     1995     1994     1996     1995      1994
Outstanding,          -        -        61,150   267,409  138,659  158,785
  Beginning of Year   -        -        $(10.80) $(18.66) $(19.61) $(19.17)

Granted               -        -        -        -        197,250  4,000
                      -        -        -        -        $(19.22) $(23.00)

Exercised             -        -        29,515   -        -        21,126
                      -        -        $(10.80  -        -        $(17.05)


Canceled/Terminated   -        -        31,635   16,500   68,500   3,000
                      -        -        $(10.80) $(19.13) $(22.21) $(19.00)

Outstanding,          -        -        -        250,909  267,409  138,659
  End of Year         -        -        -        $(18.63) $(18.66) $(19.61)

                       1995
                      Option
                       Plan
                      Number
                        of
                      Shares
                      (Weight
                        ed
                      Average
                      Option
                      Price)
                       1996
Outstanding,          -
  Beginning of Year   -

Granted               199,000
                      $(14.93)

Exercised             -
                      -

Canceled/Terminated   4,000
                      $(15.13)

Outstanding,          195,000
  End of Year         $(14.92)

The Company has reserved 303,000 shares of Common Stock for future grants and issuances under the Oil-Dri Corporation of America 1995 Long Term Incentive Plan.

As of July 31, 1996, a total of 147,509 options are exercisable under the 1988 Option Plan. No options are exercisable under the Oil-Dri Corporation of America 1995 Long Term Incentive Plan as of July 31, 1996.


                                        Combined Plans
                                       Number of Shares
                                (Weighted Average Option Price)
                                   1996      1995       1994
Outstanding, Beginning of Year     267,409   138,659   219,935
                                   $(18.66)  $(19.61)  $(16.84)

Granted                            199,000   197,250   4,000
                                   $(14.93)  $(19.22)  $(23.00)

Exercised                          -         -         50,641
                                   -         -         $(13.41)

Canceled/Terminated                20,500    68,500    34,635
                                   $(18.34)  $(22.21)  $(11.51)

Outstanding, End of Year           445,909   267,409   138,659
                                   $(17.00)  $(18.66)  $(19.61)



NOTE 8 - EMPLOYEE BENEFIT PLANS

The Company and its subsidiaries have defined benefit pension plans for eligible salaried and hourly employees. Benefits are based on a formula of years of credited service and levels of compensation or stated amounts for each year of credited service. The assets of these plans are invested in various high quality marketable securities.

The net periodic pension cost for the years ended July 31, 1996, 1995 and 1994, consists of the following:


                                           1996         1995         1994
 Service cost                           $349,232     $326,650     $325,626
 Interest cost on projected benefit
   obligations                          426,730      384,901      358,027
 (Earnings) losses on plan assets       (561,276)    (836,171)    80,058
 Net amortization and deferral          153,900      495,586      (422,948)

 Net pension cost                       $368,586     $370,966     $340,763

                Notes to Consolidated Financial Statements

The funded status of the plans at July 31 is as follows:

                                                1996         1995
Actuarial Present Value of Benefit
Obligations
  Accumulated Benefit Obligations
  Vested                                     $4,329,417   $4,076,780
  Nonvested                                  457,959        491,222
     Total Accumulated Benefit Obligations   $4,787,376   $4,568,002

  Projected Benefit Obligations              $6,287,994   $5,989,916
Plan Assets at Fair Value                    5,706,087    5,334,851
Deficiency of Plan Assets Over Projected
 Benefit Obligations                         (581,907)    (655,065)
Unrecognized Net Gain                        (626,115)    (197,423)
Unrecognized Prior Service Cost              574,726      614,402
Unrecognized Net Excess Plan Assets as of
  August 1, 1987 Being Recognized
Principally                                  (317,800)    (344,424)
  Over 21 Years
Adjustment Required to Recognize Minimum     ( 91,161)     (183,547)
Liability
Accrued Pension Included in
  Noncurrent Liabilities - Other             $(1,042,257)  $( 766,057)



Assumptions used in the previous calculations are as follows:

                                           1996         1995
Discount rate                           7.50%        7.25%

Rate of increase in compensation        5.00%        5.00%
levels

Long-term expected rate of return on    8.00%        8.00%
assets

                Notes to Consolidated Financial Statements

The Company has funded the plans based upon actuarially determined contributions that take into account the amount deductible for income tax purposes and the minimum contribution required under the Employee
Retirement Income Security Act of 1974 (ERISA), as amended.

For the years ended July 31, 1996, 1995 and 1994, the Company maintained a profit sharing/401(k) savings plan under which the Company matches a portion of employee contributions. The plan is available to essentially all domestic employees who have completed one year of continuous service and are at least 21 years of age. The Company's contributions to this plan, and to similar plans maintained by the Company's foreign subsidiaries, were $140,967, $137,570 and $142,030 for fiscal years 1996, 1995 and 1994, respectively.

Postretirement Benefits

In addition to providing pension benefits, the Company provides certain medical benefits, until a participant is eligible for Medicare, to domestic salaried employees who elect early retirement and meet minimum age, service and other requirements. The Company reserves the right to amend or terminate this plan at any time. The plan is contributory and contains cost-sharing features such as deductibles and coinsurance.

SFAS No. 106 Employers Accounting for Postretirement Benefits Other Than Pensions requires, among other things, the accrual of retirement benefit costs over the active service period of employees to the date of full eligibility for these benefits. This standard requires that the accumulated plan benefit obligation existing at the date of adoption (transition obligation) either be recognized immediately or deferred and amortized over future periods.

The Company is amortizing the resulting transition obligation over 20 years. The adoption of this standard did not have a material effect on the consolidated results of operations or financial position of the Company.

NOTE 9 - CONTINGENT LIABILITIES

The Company is involved in various legal claims of a nature which are considered normal to its business, including patent and intellectual property issues. While it is not feasible to predict or determine the final outcome of these issues, management believes that they will not have a material adverse effect on the financial position or liquidity of the Company.

                Notes to Consolidated Financial Statements

NOTE 10 - LEASES

The Company's mining operations are conducted on leased or owned property. These leases generally provide the Company with the right to mine as long as the Company continues to pay a minimum monthly rental, which is applied against the per ton royalty when the property is mined.

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

The following is a schedule by year of future minimum rental requirements under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of July 31, 1996:


                Year Ending July 31:
                   1997              $3,628,000
                   1998               2,237,000
                   1999               1,664,000
                   2000                 990,000
                   2001                 901,000
                   Later years        4,289,000

                                    $13,709,000

The following schedule shows the composition of total rental expense for all operating leases, including those with terms of one month or less which were not renewed:


                                    1996         1995         1994

Transportation equipment        $3,770,000   $3,439,000   $2,710,000

Office facilities               377,000      373,000      184,000

Mining properties
  Minimum                       168,000      180,000      196,000
  Contingent                    239,000      162,000      183,000

Other                           688,000        649,000      565,000

                                $5,242,000   $4,803,000   $3,838,000


                Notes to Consolidated Financial Statements



NOTE 11 - OTHER CASH FLOW INFORMATION

Cash payments for interest and income taxes were as follows:

                                 1996         1995         1994

Interest                      $1,706,424   $1,750,054   $1,390,014

Income Taxes                  $1,352,594   $4,013,110   $5,624,987


NOTE 12 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

A summary of selected information for 1996 and 1995 is as follows:


                                  Fiscal 1996 Quarter Ended
                            (Thousands Except Per Share Amounts)
                     Oct. 31    Jan. 31   April 30    July 31     Total
Net Sales           $39,308    $41,797    $36,427    $36,255    $153,787
Gross Profit        11,659     12,322     11,153     10,923     46,057
Net Income          1,413      477        670        814        3,374
Net Income Per      $0.21      $0.07      $0.10      $0.12      $0.50
Share



                                  Fiscal 1995 Quarter Ended
                            (Thousands Except Per Share Amounts)
                     Oct. 31    Jan. 31   April 30    July 31     Total
Net Sales           $39,025    $40,157    $37,179    $36,538    $152,899
Gross Profit        12,394     12,168     10,328     9,741      44,631
Net Income          2,819      2,573      1,540      1,071      8,003
Net Income Per      $0.41      $0.37      $0.22      $0.15      $1.15
Share


                  INDEPENDENT AUDITOR'S REPORT



Stockholders and Board of Directors
Oil-Dri Corporation of America

We have audited the consolidated statements of financial position of OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES as of July 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended July 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES as of July 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended
July 31, 1996 in conformity with generally accepted accounting principles.

BLACKMAN KALLICK BARTELSTEIN, LLP
Chicago, Illinois



August 30, 1996

                               Common Stock


The following table sets forth the closing high and low prices as quoted on the New York Stock Exchange for the period indicated.

The number of holders of record of Common Stock on July 31, 1996 was 1,281.

There is no established public trading market for the Class B Stock.

The number of holders of record of Class B Stock on July 31, 1996 was 21.

               Dividends
                                                    Amount Per Share
                                    Date Paid     Common       Class B
               Quarterly           09/15/95     $0.08        $0.06
               Quarterly           12/15/95     $0.08        $0.06
               Quarterly           03/15/96     $0.08        $0.06
               Quarterly           06/14/96     $0.08        $0.06


Market
Prices
             Fiscal 1996       Closing Prices
                             High          Low
             1st Quarter       16           141/8
             2nd Quarter       161/8        14
             3rd Quarter       16           131/4
             4th Quarter       147/8        12


Market
Prices
             Fiscal 1995       Closing Prices
                             High          Low
             1st Quarter       20           173/8
             2nd Quarter       191/8        163/4
             3rd Quarter       183/8        157/8
             4th Quarter       167/8        141/8



                            Board of Directors
                                 Officers
                             Senior Management


Board of Directors

Richard M. Jaffee, Chairman and Chief Executive Officer
Daniel S. Jaffee, President and Chief Operating Officer
Robert D. Jaffee, Chairman Amco Corporation
J. Steven Cole, President, Cole & Associates, Chairman Sav-A-Life Systems,
Inc.
Ronald B. Gordon, President, Gordon Investment Group
Edgar D. Jannotta, Senior Director, William Blair & Company, L.L.C.
Joseph C. Miller, Vice Chairman
Paul J. Miller, Partner, Sonnenschein Nath & Rosenthal
Haydn H. Murray, Professor Emeritus of Geology, Indiana University
Allan H. Selig, President, Milwaukee Brewers Baseball Club, Inc., President and Chairman, Selig Executive Leasing, Inc., Chairman of the Executive Council of Major Leagvue Baseball

Officers

Richard M. Jaffee, Chairman and Chief Executive Officer
Daniel S. Jaffee, President and Chief Operating Officer
Joseph C. Miller, Vice Chairman
Michael L. Goldberg, Vice President and Chief Financial Officers
Richard V. Hardin, Group Vice President, Technology
Norman B. Gershon, Vice President, International Operations, Managing Director, Oil-Dri S.A.
Daniel J. Jones, Vice President, Favorite Products, Ltd.
Dennis E. Peterson, President, Oil-Dri Transportation Company
Thomas F. Cofsky, Vice President, Logistics, Quality & Service
James T. Davis, Vice President, Manufacturing
Donald J. Deegan, Vice President, Corporate Development & Planning
Steven M. Levy, Vice President and General Manager, Consumer Products Group Louis T. Bland, Jr., Legal Counsel, Secretary
Richard L. Pietrowski, Treasurer

Senior Management

Elwyn J. Allbritton, Vice President, Operational Development
Charles M. Boland, General Manager, Agrisorbents Products Group
Wade R. Bradley, General Manager, Industrial & Environmental Product Group Karen Jaffee Cofsky, Director, Human Resources
Sam J. Colello, Director, Information Systems
Brian P. Curtis, Assistant General Counsel
B. Fielden Fraley, General Manager, Fluids Purification Group
Fred G. Heivilin, Vice President, Raw Materials Development
Heidi M. Jaffee, Corporate Attorney, Assistant Secretary
Richard D. Johnsonbaugh, Eastern Regional Manager, Manufacturing
Kelly A. McGrail, Manager, Corporate Communications
William F. Moll, Vice President, Research & Development
V.R. Roskam, Vice President, Agrisorbents  Products Group
William O. Thompson, Western Regional Manager, Manufacturing

Corporate Headquarters

Oil-Dri Corporation of America
410 North Michigan Avenue, Suite 400
Chicago, Illinois  60611-4211
(312) 321-1515


Investor Inquiries

Securities analyst, portfolio managers representatives of financial institutions seeking information about the corporation should contact Kelly McGrail, Manager, Corporate Communications, at the corporate headquarters.

Stockholders with inquiries related to stockholder records, stock transfers, change of ownership, change of address or dividend payments should write to Kelly McGrail at corporate headquarters, or contact the Company's registrar and transfer agent:

Harris Trust and Savings Bank
Shareholder Services Department
311 W. Monroe, 11th Floor,
P.O. Box A-3504
Chicago, Illinois  60690-9502

Stock Listing
Oil-Dri Corporation of America's Common Stock is listed under the ticker symbol ODC on the New York Stock Exchange. The corporation's daily trading activity, stock price and dividend information are in the financial sections of most major newspapers.

Annual Meeting
Oil-Dri Corporation of America will hold its 1996 Annual Meeting of Stockholders on Tuesday, December 10, 1996 at 10:30 a.m. (Local Time) at the Standard Club, 320 South Plymouth Court, Chicago, Illinois

Independent Public Accountants
Blackman Kallick Bartelstein, LLP

Legal Counsel
Sonnenschein Nath & Rosenthal

Oil-Dri Subsidiaries
Oil-Dri Corporation of Georgia     Oil-Dri U.K. Limited
Georgia, U.S.A.                    Wisbech, United Kingdom

Oil-Dri Production Company         Blue Mountain Production Company
Mississippi and Oregon             Mississippi, U.S.A.

Oil-Dri Transportation Company     Favorite Products Company, Ltd.
Georgia, U.S.A.                    Quebec, Canada

Oil-Dri S.A.
Coppet, Switzerland