Form 10-K405, Exhibit 13
period 1997-07-31
OIL DRI CORPORATION OF AMERICA
filed 1997-10-24
CIK 74046

                                                                      EXHIBIT 13

FINANCIAL HIGHLIGHTS

                                                                     1997              1996             Change
                                                                  ---------         ---------          --------
Net Sales                                                        $ 156,616,350     $ 153,786,754        +1.8%
Income from Operations                                           $  10,668,852     $   5,983,473       +78.3%
Income before Income Taxes                                       $   9,514,265     $   4,783,402       +98.9%
Net Income                                                       $   6,793,473     $   3,374,257      +101.3%
Net Income per Share                                             $        1.03     $        0.50      +106.0%
Net Income as a Percentage of Sales                                       4.3%              2.2%            -
Return on Average Stockholders' Equity                                    8.8%              4.3%            -
Working Capital                                                  $  31,165,394     $  30,398,649        +2.5%
Stockholders' Equity                                             $  77,330,301     $  77,229,496        +0.1%
Book Value per Share                                             $       12.03     $       11.46        +5.0%
Average Shares Outstanding                                           6,599,096         6,806,891        -3.1%
Dividends Declared                                               $   1,935,845     $   2,022,205        -4.3%
Capital Expenditures                                             $   5,394,600     $   7,184,337       -24.9%
Depreciation and Amortization                                    $   7,587,001     $   7,925,806        -4.3%
Long-Term Debt                                                   $  17,052,000     $  18,978,000       -10.1%


Sales Trends (millions of dollars)                                   1997             1996        1995      1994      1993
                                                                    ------           -----       -----     -----      ----
Consumer Products                                                   $ 95.7          $ 90.5      $ 91.1     $ 84.4   $ 81.7
Industrial and Environmental Products                                 18.8            20.2        22.2       22.8     22.3
Agricultural Products                                                 18.9            19.9        16.6       18.3     18.4
Fluids Purification Products                                          15.5            13.6        13.7       14.1     10.8
Transportation Services                                                7.8             9.6         9.3        7.5      7.7
                                                                    ------          -------     ------     ------   ------
                                                                    $156.7          $153.8      $152.9     $147.1   $140.9
                                                                    ======          ======      ======     ======   ======



Land Holdings & Mineral Reserves
                                                                  Owned         Leased       Total       Proven Reserves
                                                                 (acres)        (acres)     (acres)      (1,000s of tons)
                                                                 -------        --------    -------       ---------------

Georgia                                                            1,484         1,804       3,288            43,395
Mississippi                                                        2,317         1,423       3,740           129,703
Oregon                                                             1,260         1,580       2,840            36,778
Florida                                                              537           446         983             4,512
Nevada                                                               415         4,735       5,150           298,316
Illinois                                                               4             -           4                 -
                                                                  ------       -------     -------          --------
                                                                   6,017         9,988      16,005           512,704
                                                                  ======       =======     =======          ========



                             TO OUR SHAREHOLDERS

FROM THE CHAIRMAN

  Selecting corporate officers and senior management and monitoring their performance are the most important responsibilities of a corporation's board of directors. As chairman, I would like to discuss the importance of the transition in leadership that has taken place at Oil-Dri in recent years culminating in August 1997 with Dan Jaffee accepting the additional responsibilities of chief executive officer.

  Oil-Dri and the Jaffee family have been linked throughout the Company's
56 year history. My father founded the Company in 1941. I became chief executive officer in 1960, and in 1995 Dan Jaffee became president and chief operating officer.

  At various times the board of directors has discussed whether family management of the business is in the best interest of all its shareholders or whether the CEO and other senior managers should be sought elsewhere. Based on the transition in management during the last several years and the excellent performance during this past fiscal year, the board and I are confident that Dan's acceptance of the leadership of the Company is in the best interest of all of our shareholders.

  In the ten years since joining Oil-Dri, Dan has worked his way up through the ranks of the Company. He has clearly demonstrated the leadership skills needed to grow the business in a challenging and changing external environment. He and his team have made Cat's Pride(r) cat litter products the market's fastest growing - in spite of increased competition. This, combined with the progress we have enjoyed in our specialties businesses, leads me to be very optimistic about the future.

  The team of experienced and energetic management that Dan has put in the most critical areas of the business are the best assurance that we as shareholders can have that Oil-Dri will be ably led and profitably managed.

  I very much appreciate the support I've received from our shareholders in the past. I know that you will lend the same encouragement to Dan and his team. Going forward, I will be directly involved in several areas of the business and hope to lend advisory assistance where my experience can be of most help. I have never felt better about Oil-Dri's prospects than I do today. The future will certainly be challenging, but we have great strengths in our resources, technology, marketing and sales capabilities and, most of all, in the management team that will be led by Dan Jaffee as chief executive officer.

Sincerely,




RICHARD M. JAFFEE
Chairman

FROM THE PRESIDENT

  July 31, 1997 marked the end of Oil-Dri's 56th year in business and my second as president and chief operating officer. In last year's president's letter, I spoke of building teams, brands and profits that would combine to increase shareholder value. I also harkened back to the glory days of Oil-Dri's historic growth. Fiscal 1997 is particularly gratifying because we have delivered on our goals and are back on a growth track. Our stock began the fiscal year at $14.25 per share and closed twelve months later at $17.56, up 23%. This created nearly $21 million in additional shareholder value during the period.

  A 101% increase in earnings and tight control of capital expenditures allowed us to repurchase 307,000 shares for $4,883,000, pay $1,961,000 in dividends, reduce long-term debt by $1,628,000 and still finish the year with $11,541,000 in cash and investments. We controlled marketing expenditures related to the launch of the Cat's Pride(r) Scoopable "Stretch Jug" and Cat's Pride(r) KatKit(r) and saw our dollar share of the branded cat litter category climb 10%. Total company sales grew 2% to $156,616,000.

REDEFINING OUR MISSION

  During the year, Oil-Dri's senior management team built a new five-year growth plan. We enter fiscal 1998 with a unified vision regarding where we are going and how we are going to get there. The planning process began by redefining our corporate mission statement which now reads:

           DELIVERING INNOVATIVE SOLUTIONS THAT HELP OUR CUSTOMERS
                 MAKE THE WORLD CLEANER, SAFER AND HEALTHIER

  It sounds lofty, but it is true. Whether it's a consumer's home, an industrial workplace, a farmer's crops or livestock, or a refiner's oils, Oil-Dri products help make them all cleaner, safer and healthier. This mission statement will serve as one of the screens used to identify growth opportunities best fitting with our core strengths while broadening some of the traditional definitions used for our business.

EXTENDING OUR REACH

  Growth opportunities will be driven by the marketplace. Leveraging relationships with current customers, we can deliver more of what they need. For example, we can deliver pet products to our consumer products customers, not just cat litter. Similarly, we are developing a broad range of agricultural products. We are not limited to supplying crop protection chemical carriers. This same approach will be applied to our fluids purification and industrial businesses.

  Future innovations for these markets may be products or services. They may come from our existing raw materials or new sources. Through innovation we will create value for our customers and capture some of that value for Oil-Dri and our shareholders.

  There are also numerous international opportunities. While we already do business in over sixty countries, we can increase all of our businesses globally, with special emphasis on fluids purification adsorbents and agricultural products.

  Our strategic plans focus on extending our reach with new products, new markets and new territories. On the ensuing pages, you will get a glimpse of the growth strategies for each of our four core businesses.

  I once heard a quote that I have never forgotten, "If you don't know where you are going, any road will take you there." We, on the other hand, know where we want to go, and, while a well-crafted, carefully executed roadmap to the future may not guarantee our arrival, I know our chances are infinitely greater than if we just got in the car and started to drive.

  I am proud of what we have accomplished so far and even more excited about what the future has to offer. As we begin a new year and I take on the responsibilities of chief executive officer, I would like to thank you, our shareholders, for your support. We are continually striving to make your investment in Oil-Dri more valuable.



DANIEL S. JAFFEE
President and Chief Executive Officer

                                   CONSUMER
                                   PRODUCTS

  Oil-Dri manufactures approximately 25% of the cat litter products sold in the United States including branded and private label products. Cat litter products now represent 62% of net sales. By developing innovative, branded products that help consumers keep their homes clean and odor free, Oil-Dri gained more market share than any other competitor over the last two years to become the fastest growing cat litter manufacturer.*

  What we want to be in the future is a leading supplier of quality pet products. To attain this goal we will continue the product innovation that has built branded market share, increased distribution and established our track record with retailers and consumers.

  Our consumers are pet lovers that want quality and value. We deliver both through innovation. The Cat's Pride(r) Scoopable "Stretch Jug" delivers 40% more product to consumers every day at about the same price as the leading competitor. Cat's Pride(r) KatKit(r) and KatKit(r) Jumbo, disposable cat litter trays with litter inside, free consumers from ever cleaning the cat box again. Cat's Pride(r) Heavy TrafficTM Scoopable cat litter has a harder, faster clumping formula for homes with more than one cat or heavy traffic in the litter box.

  These products and the rest of the Cat's Pride(r), Lasting Pride(r) and Saular(r) brand families are sold through the finest retailers in North America. Oil-Dri's success in serving these retailers will be leveraged when introducing new, branded pet products.


* As reported by IRI for the 52 weeks ended 8/10/97.

                                 AGRICULTURAL
                                   PRODUCTS

  Agsorb(r) carriers have been helping deliver crop protection chemicals to fields safely and effectively for almost 30 years. Agricultural products, driven by Agsorb(r), represent 12% of net sales.

  We plan to extend our reach in the agricultural market by leveraging the qualities of our special mineral reserves. Oil-Dri is developing new products and product advancements for agricultural chemical, animal health and nutrition, sports turf, and lawn and garden markets.

  The first example is a new carrier for crop protection applications previously out of our reach. This product promises to reduce formulation costs and increase the efficiencies of crop protection chemicals. This same development has potential in lawn care applications.

  In the animal health and nutrition industry, ConditionAdeTM applications are expanding. In addition to improving feed pellet quality, field testing has established that it also improves feed mill production rates.

  Odor-control products for poultry producers are also in development. By reducing ammonia levels, producers can increase the health of poultry flocks while reducing energy costs associated with ventilating enclosed facilities.

  In addition to exploring opportunities available with existing raw materials and product technologies, Oil-Dri is expanding sales geographically. New international markets and the global expansion of existing customers will provide opportunities to increase sales overseas.

                                    FLUIDS
                                 PURIFICATION

     Oil-Dri began to leverage the adsorptive capacity of our mineral reserves when we introduced Ultra-Clear [R]clarification aids to remove impurities from jet fuels. Later, the Pure-Flo(r) line of products was introduced for refining edible oils and oleochemicals. These products have successfully gained market share on a global basis and now represent 9% of net sales.

     Future growth in this area will come, in part, from extending our reach geographically. As the specifications for edible oils have become more stringent in Latin America, the Pacific Rim and other developing areas, bleaching clay usage has increased and new markets for Oil-Dri's fluids purification products have opened. This trend is expected to continue, and Oil-Dri is establishing international sales representatives, technical support and customer service to meet the needs of these markets.

     Additional growth will come from technical advancement of existing product lines. Companies like ADM, Cargill, Exxon, British Petroleum and many others are using our fluids purification products for only a portion of their needs. Expanded business with these customers represents a significant opportunity, particularly as they increase their global activity.

     In addition, identifying niche applications for existing products has been effective. Specialty applications for Pure-Flo(r) products include removing protein impurities from food and recycling cooling oils during metals processing. Continuing along these lines, development or acquisition of new products will create other filtration and purification applications.

                                INDUSTRIAL AND
                                ENVIRONMENTAL

  Oil-Dri has been delivering products that keep floors and work surfaces clean and safe since 1941. Today, Oil-Dri(r) floor absorbents and Oil-Dri Lite(r) sorbents represent 12% of net sales. These products have traditionally been sold through a network of small to medium-sized industrial and automotive distributors, as well as mass merchandisers.

  This distributor base is undergoing significant change driven by end users. Industrial customers are consolidating their vendors, focusing on services that deliver economies and efficiencies, like Electronic Data Interchange (EDI), Vendor Managed Inventory (VMI) and cost reduction programs. Many large- scale industrial customers are actually outsourcing their purchase functions by forming integrated supply contracts with quality distributors. Oil-Dri is working with this growing segment of the industrial distributor market, offering value-added products, product education and systems support.

  On the automotive side of the business, Oil-Dri has historically sold floor absorbents through small to medium-sized automotive distributors or wholesalers that target smaller auto shop owners/operators. Many of these automotive distributors and auto shops are being replaced by larger, national chains. The growth of Oil-Dri(r) product sales in automotive markets will come from expanding the product line and using the systems and logistics we have in place to serve distributors, automotive after-market chains and mass merchandisers.

                                  HISTORICAL
                                 PERSPECTIVE

IN 1987...

The United States celebrated the 200th anniversary of the Constitution.

The first treaty that would reduce nuclear arsenals was signed by President Reagan and General Secretary Gorbachev of the U.S.S.R.

Cats surpassed dogs as America's favorite pet.

Irises by Vincent Van Gogh was sold at auction for an unprecedented
$53,900,000.

The single worst day in the history of the NYSE occurred when the Dow Jones Industrial average fell 508 points, a decline of 22.6%.

The tenth anniversary of Elvis Presley's death was marked by the pilgrimage of 20,000 fans to Graceland, his home in Memphis.


AND AT OIL-DRI...

Sales reached $59,655,000.

Ultra-Clear(r) products were developed for clarifying petroleum products, specifically jet fuels.

Oil-Dri established a lipids laboratory for further development of Pure-Flo(r) bleaching clays.

Favorite Products, Ltd., a wholly owned subsidiary of Oil-Dri, was marketing Saular(r), the number one selling Canadian cat litter.

The Ripley, Mississippi facility was expanded to handle increased Agsorb(r) product demand and improve manufacturing flexibility.

                      FIVE YEAR SUMMARY OF FINANCIAL DATA





                                                                                         Year Ended July 31
------------------------------------------------------------------------------------------------------------------------------------
                                                             1997           1996           1995           1994           1993
                                                         ---------------------------------------------------------------------------
SUMMARY OF OPERATIONS
NET SALES                                             $  156,616,350   $ 153,786,754   $ 152,899,109  $ 147,146,793  $ 140,866,110
COST OF SALES                                            108,687,385     107,729,770     108,268,431    102,456,815     97,396,563
                                                      ---------------------------------------------------------------------------
GROSS PROFIT                                              47,928,965      46,056,984      44,630,678     44,689,978    43,469,547
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES              37,260,113      40,073,511      31,920,779     30,393,702    29,552,630
                                                      ---------------------------------------------------------------------------
INCOME FROM OPERATIONS                                    10,668,852       5,983,473      12,709,899     14,296,276    13,916,917
                                                      ---------------------------------------------------------------------------
OTHER INCOME (EXPENSE)
  Interest Income                                            636,695         586,623         448,268        440,796       451,519
  Interest Expense                                        (1,774,509)     (1,916,569)     (1,921,261)    (1,751,839)   (1,728,817)
  Foreign Exchange Gains (Losses)                                191          (6,693)         (5,463)         3,009       (87,655)
  Other, Net                                                 (16,964)        136,568         (84,018)       171,142      (298,485)
                                                      ---------------------------------------------------------------------------
    Total Other Expense, Net                              (1,154,587)     (1,200,071)     (1,562,474)    (1,136,892)   (1,663,438)
                                                      ---------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                 9,514,265       4,783,402      11,147,425     13,159,384    12,253,479
INCOME TAXES                                               2,720,792       1,409,145       3,144,597      3,307,184     2,833,837
                                                      ---------------------------------------------------------------------------
NET INCOME                                            $    6,793,473   $   3,374,257   $   8,002,828  $   9,852,200  $  9,419,642
                                                      ==============   =============   =============  =============  ============

AVERAGE SHARES OUTSTANDING                                 6,599,096       6,806,891       6,935,975      7,010,724     7,031,116
NET INCOME PER SHARE                                  $         1.03   $        0.50   $        1.15  $        1.41  $       1.34
IMPORTANT HIGHLIGHTS
    Total Assets                                      $  114,558,284   $ 117,692,868   $ 116,987,683  $ 112,267,182  $102,116,632
     Long-Term Debt                                   $   17,052,000   $  18,978,000   $  20,422,265  $  21,521,243  $ 17,765,941
     Working Capital                                  $   31,165,394   $  30,398,649   $  33,074,318  $  29,337,449  $ 26,043,415
     Working Capital Ratio                                       3.0             2.7             3.1            3.0           2.7
     Dividends Declared                               $    1,935,845   $   2,022,205   $   2,046,644  $   1,806,736  $  1,678,894
     Capital Expenditures                             $    5,394,600   $   7,184,337   $   7,032,064  $  13,559,232  $  9,158,173
     Depreciation and Amortization                    $    7,587,001   $   7,925,806   $   7,808,496  $   6,798,038  $  5,834,854
     Long-Term Debt to Equity Ratio                             22.1%           24.6%           26.1%          29.5%         26.7%
     Net Income as a Percent of Net Sales                        4.3%            2.2%            5.2%           6.7%          6.7%
     Return on Average Stockholders' Equity                      8.8%            4.3%           10.6%          14.1%         14.9%
     Gross Profit as a Percent of Net Sales                     30.6%           29.9%           29.2%          30.4%         30.9%
     Operating Expenses as a Percent of Net Sales               23.8%           26.1%           20.9%          20.7%         21.0%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
FISCAL 1997 COMPARED TO FISCAL 1996
Consolidated net sales for the year ended July 31, 1997, were $156,616,000, an increase of 1.8% over net sales of $153,787,000 in fiscal 1996. Net income for fiscal 1997 was $6,793,000 or $1.03 per share, an increase of 101.3% from $3,374,000 or $0.50 per share earned in fiscal 1996.

Net sales of cat box absorbents increased $5,773,000 or 6.4% over prior year amounts, even though such sales to Sam's Club were down approximately $4,100,000 from the prior year. The growth resulted from increased sales of branded and private label products in both the grocery and mass merchandiser markets. Net sales of fluids purification products increased $2,065,000 or 15.2% from fiscal 1996, due to increased demand for Pure-Flo(r) Supreme products. Agricultural product sales decreased $897,000 or 4.5% compared to fiscal 1996, primarily due to reduced demand in the industry for agricultural carriers. Net sales of industrial and environmental sorbents decreased $1,246,000 or 6.2% from prior year levels. The decrease was due to an internal focus on profitability versus sales growth as well as open positions in the sales force responsible for these products during the first quarter. Net sales of transportation services decreased $1,464,000 or 15.8% from fiscal 1996 due to lower backhaul revenue resulting from a reduction in the Company's fleet.

Consolidated gross profit as a percentage of net sales for fiscal 1997 increased to 30.6% from 29.9% in fiscal 1996. Changes in sales mix and a Company-wide effort to reduce costs contributed to this increase.


Operating expenses as a percentage of net sales decreased to 23.8% for fiscal 1997 from 26.1% in fiscal 1996. This decrease is primarily attributable to lower advertising and promotion costs for the consumer products introduced last year and a one-time charge in the second quarter of fiscal 1996 of $921,000, reflecting settlement costs and legal fees related to patent litigation.

Interest expense decreased $142,000 while interest income increased $50,000. The lower interest expense is primarily due to reduced notes payable balances. The Company's effective tax rate decreased to 28.6% of pre-tax income in fiscal 1997 from 29.5% in fiscal 1996 due to higher domestic income subject to depletion allowances.

Total assets of the Company decreased $3,135,000 or 2.7% during the year ended July 31, 1997. Current assets decreased $1,300,000 or 2.7% from fiscal 1996 year-end balances primarily due to lower inventory levels. Property, plant and equipment, net of accumulated depreciation, decreased $2,417,000 during the year due to depreciation expense exceeding capital expenditures. Investments in property, plant and equipment included expenditures for increased productivity and pollution control equipment. Additionally, the Company leased substantial acreage in Nevada containing a mineral reserve for potential development in the future.

As of July 31, 1997, the Company has invested approximately $752,000 in Kamterter, Inc., a company that researches and applies biotechnology in the agricultural field. This investment, recorded at cost, represents a 13% equity interest in Kamterter. During the year ended February 28, 1997, and in subsequent interim periods, Kamterter has generated operating profits. While the Company believes that Kamterter's prospects have improved, Kamterter's future financial condition and results of operation cannot be predicted.

Total liabilities decreased $3,235,000 or 8.0% during the year due primarily to the repayment of long-term debt and a reduction in accounts payable. Current liabilities decreased $2,067,000 or 11.6% from July 31, 1996 balances, due to a reduction in accounts payable, income taxes payable, and accrued trade promotions and advertising, partially offset by an increase in accrued salaries, wages, and commissions.

EXPECTATIONS
The Company anticipates net sales for fiscal 1998 will be higher than the net sales in fiscal 1997. Sales of branded cat box absorbents are expected to increase moderately as existing products and new product introductions gain incremental distribution. However, this sales growth is subject to continuing competition for shelf space in the grocery, mass merchandiser and club markets. Sales of the Company's fluids purification and agricultural products are also expected to increase compared to fiscal 1997 due to strong export demand, expanded domestic distribution and new product development.

The foregoing statements under this heading are "forward-looking statements" within the meaning of that term in the Securities Exchange Act of 1934, as amended. Actual results may be lower than those reflected in these forward-looking statements, due primarily to continued vigorous competition in the grocery, mass merchandiser and club markets, the level of success of new products, and the cost of product introductions and promotions in the consumer market. These forward-looking statements also involve the risk of changes in market conditions in the overall economy and, for the agricultural and fluids purification markets, in planting activity, crop quality, and overall agricultural demand, including export demand and foreign exchange rate fluctuations. Other factors affecting these forward-looking statements may be detailed from time to time in reports filed with the Securities and Exchange Commission.

LIQUIDITY AND CAPITAL RESOURCES
The current ratio increased to 3.0 at July 31, 1997 from 2.7 at July 31, 1996. Working capital increased $767,000 during fiscal 1997 to $31,165,000. Cash provided by operations continues to be the Company's primary source of funds to finance investing and financing activities. During the year, the balances of cash, cash equivalents and investment securities decreased $167,000. Cash provided by operating activities of $13,189,000 was used to fund capital expenditures

($5,395,000), purchase the Company's Common Stock ($4,883,000), pay dividends ($1,961,000) and reduce debt ($1,628,000). On August 1, 1997, the Company purchased an additional $2,606,000 of the Company's Common Stock, and expects to continue to purchase shares of its Common Stock from time to time. Total cash and investment balances held by the Company's foreign subsidiaries at July 31, 1997 and July 31, 1996 were $2,803,000 and $2,594,000, respectively.

RESULTS OF OPERATIONS
FISCAL 1996 COMPARED TO FISCAL 1995
Consolidated net sales for the year ended July 31, 1996, were $153,787,000, an increase of 0.6% over net sales of $152,899,000 in fiscal 1995. Net income for fiscal 1996 was $3,374,000 or $0.50 per share, decreasing 57.8% from net income of $8,003,000 or $1.15 per share in fiscal 1995.

Net sales of industrial and environmental sorbents, consisting of clay and non-clay products, decreased $1,615,000 or 8.6% from prior year levels due to decreased unit shipments of both clay and non-clay products. Net sales of industrial clay products fell $557,000 or 4.2% from prior year levels. Net sales of non-clay sorbents decreased $1,058,000 or 19.8%, reflecting increased competition in the markets in which the Company participates and a refocused sales and marketing effort towards higher margin products. Net sales of cat box absorbents decreased $363,000 or 0.5% below fiscal 1995 levels. Although the Company expanded dollar share in the grocery and mass merchandiser markets, these market share gains were offset by the decline in sales to the Company's largest club account, Sam's Club, which introduced a private label scoopable litter that replaced the Company's branded scoopable product in a substantial number of Sam's stores. The Company's branded cat litter products were reintroduced into Sam's stores during the fourth quarter of fiscal 1996. Net sales of agricultural carriers and absorbents increased $3,257,000 or 19.6% from the prior fiscal year due to increased unit shipments resulting from increased planting acreage. Net sales of fluids purification adsorbents decreased $362,000 or 3.0% from fiscal 1995 due primarily to competitive pressures and continued sluggish demand in certain of the Company's markets. Sales of transportation services increased $357,000 or 3.8% from fiscal 1995 levels due to increased backhaul revenue.

Consolidated gross profit as a percentage of net sales increased to 29.9% of net sales in fiscal 1996 from 29.2% in fiscal 1995. This increase was principally due to a greater portion of net sales being generated in the agricultural market and net sales of higher value products in the grocery market. Additionally, cost increases for packaging and fuel in fiscal 1995 moderated in fiscal 1996.

Operating expenses as a percentage of net sales increased to 26.1% of net sales in fiscal 1996 from 20.9% of net sales in fiscal 1995. This increase included $6,500,000 for promotional and advertising programs associated with new product introductions. Also included in operating expenses is a charge of $921,000 reflecting the settlement of a patent infringement action in the second quarter of fiscal 1996.

Interest expense remained unchanged in fiscal 1996. Increased interest-bearing deferred compensation balances offset reductions in the balance of current and long-term notes payable. Interest income increased $138,000 from fiscal 1995 due to higher invested balances.

The Company's effective income tax rate increased to 29.5% in fiscal 1996 from 28.2% in the prior fiscal year. This change was the result of two factors: lower domestic income subject to depletion allowances and a greater percentage of total income earned in higher tax jurisdictions. The provision for income tax expense for the fourth quarter and year ended July 31, 1995 included a charge of $263,000 reflecting a change in the estimated amounts of depletion deductions and temporary differences between financial reporting and tax reporting for the year ended July 31, 1994.

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



As of July 31, 1996, the Company had invested approximately $752,000 in Kamterter, Inc., a company that researches and applies biotechnology in the agricultural field. This investment, recorded at cost, represented a 13% equity interest in Kamterter.

Total liabilities increased $1,814,000 or 4.7% in the year ended July 31, 1996 due primarily to increased accounts payable, deferred compensation and income taxes payable.

FOREIGN OPERATIONS
Net sales by the Company's foreign subsidiaries during fiscal 1997 were $12,000,000 or 7.7% of total Company sales. This represents an increase of $113,000 from fiscal 1996, in which foreign subsidiary sales were $11,887,000 or 7.7% of total Company sales. Net income of the foreign subsidiaries for fiscal 1997 was $556,000 compared with $554,000 in fiscal 1996. Identifiable assets of the Company's foreign subsidiaries as of July 31, 1997 were $9,866,000, an increase of $830,000 from $9,036,000 as of July 31, 1996. The increase is primarily due to higher current assets.

Net sales by foreign subsidiaries during fiscal 1996 were $11,887,000 constituting 7.7% of net sales. This amount represents a decrease of $361,000 from fiscal 1995, in which foreign net sales were $12,248,000 and constituted 8.0% of net sales. The decrease in foreign subsidiary sales resulted primarily from reduced sales in the United Kingdom due to lower demand for the Company's animal nutrition products. Net income of the Company's foreign subsidiaries during fiscal 1996 was $554,000, as compared with $763,000 in fiscal 1995. Identifiable assets of the Company's foreign subsidiaries as of July 31, 1996, were $9,036,000, a decrease of $535,000 from fiscal 1995 year-end balances.

                         CONSOLIDATED BALANCE SHEETS


                                                                                                           JULY 31
                                                                                                --------------------------------
                                                                                                    1997               1996
                                                                                                --------------------------------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents...................................................................   $  9,996,952     $  10,113,544
  Investment securities.......................................................................      1,544,000         1,594,000
  Accounts receivable, less allowance of $260,530 in 1997 and $225,970 in 1996................     20,080,176        20,440,653
  Inventories.................................................................................     10,604,272        11,737,068
  Prepaid expenses............................................................................      4,685,017         4,325,061
                                                                                                --------------------------------
                  Total Current Assets........................................................     46,910,417        48,210,326
                                                                                                --------------------------------

PROPERTY, PLANT AND EQUIPMENT, AT COST
  Buildings and leasehold improvements........................................................     16,962,647        15,666,801
  Machinery and equipment.....................................................................     81,580,493        78,918,785
  Office furniture and equipment..............................................................      8,742,449         8,181,596
  Vehicles....................................................................................         95,315           119,622
                                                                                                --------------------------------
                                                                                                  107,380,904       102,886,804
  Less accumulated depreciation and amortization..............................................   ( 58,737,021)     ( 54,730,624)
                                                                                                --------------------------------
                                                                                                   48,643,883        48,156,180
  Construction in progress....................................................................        839,857         4,024,354
  Land........................................................................................      6,312,101         6,031,888
                                                                                                --------------------------------
                  Total Property, Plant and Equipment, Net                                         55,795,841        58,212,422
                                                                                                --------------------------------

OTHER ASSETS
  Goodwill (Net of accumulated amortization of $1,337,224 in 1997 and $1,205,164 in 1996).....      4,040,466         4,172,526
  Deferred income taxes.......................................................................      2,445,657         2,264,291
  Other.......................................................................................      5,365,903         4,833,303
                                                                                                --------------------------------
                  Total Other Assets..........................................................     11,852,026        11,270,120
                                                                                                --------------------------------
    Total Assets                                                                                $ 114,558,284     $ 117,692,868
                                                                                                =============     ==============

The accompanying notes are an integral part of the consolidated financial statements.


                                                                 JULY 31
                                                        ----------------------------
                                                           1997           1996
                                                        -----------     ------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Current maturities of notes payable                  $  1,945,630     $  1,626,762
  Accounts payable                                        4,049,807        5,338,787
  Income taxes payable                                            -          691,106
  Dividends payable                                         475,030          519,610
  Accrued expenses
  Salaries, wages and commissions                         3,177,756        1,970,422
     Trade promotions and advertising                     2,902,090        4,188,756
     Freight                                                553,646          711,513
     Other                                                2,641,064        2,764,721
                                                       ------------     ------------
       Total Current Liabilities                         15,745,023       17,811,677
                                                       ------------     ------------

NONCURRENT LIABILITIES
  Notes payable                                          17,052,000       18,978,000
  Deferred compensation                                   2,749,794        2,253,313
  Other                                                   1,681,166        1,420,382
                                                       ------------     ------------
       Total Noncurrent Liabilities                      21,482,960       22,651,695
                                                       ------------     ------------
       Total Liabilities                                 37,227,983       40,463,372
                                                       ------------     ------------

Stockholders' Equity
  Common and Class B Stock                                  723,552          723,552
  Paid-in capital in excess of par value                  7,686,100        7,684,444
  Restricted unearned stock compensation                   ( 17,630)      (   23,844)
  Retained earnings                                      82,243,142       77,385,514
  Cumulative translation adjustments                       (907,006)      (1,018,416)
                                                       ------------     ------------
                                                         89,728,158       84,751,250
  Less treasury stock, at cost                          (12,397,857)      (7,521,754)
                                                       ------------     ------------
       Total Stockholders' Equity                        77,330,301       77,229,496
                                                       ------------     ------------
       Total Liabilities and Stockholders' Equity      $114,558,284     $117,692,868
                                                       ============     ============

                      CONSOLIDATED STATEMENTS OF INCOME


                                                             YEAR ENDED JULY 31
                                                   1997              1996                    1995
                                             --------------------------------------------------------
NET SALES                                    $ 156,616,350       $153,786,754            $152,899,109
                                             --------------------------------------------------------
COST OF SALES                                  108,687,385        107,729,770             108,268,431
                                             --------------------------------------------------------
GROSS PROFIT                                    47,928,965         46,056,984              44,630,678
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES    37,260,113         40,073,511              31,920,779
                                             --------------------------------------------------------
INCOME FROM OPERATIONS                          10,668,852          5,983,473              12,709,899
                                             --------------------------------------------------------
OTHER INCOME (EXPENSE)
     Interest income                               636,695            586,623                 448,268
     Interest expense                           (1,774,509)       ( 1,916,569)            ( 1,921,261)
     Foreign exchange gains (losses)                   191        (     6,693)            (     5,463)
     Other, net                                 (   16,964)           136,568             (    84,018)
                                             --------------------------------------------------------
       Total Other Expense, Net                 (1,154,587)       ( 1,200,071)            ( 1,562,474)
                                             --------------------------------------------------------
INCOME BEFORE INCOME TAXES                       9,514,265          4,783,402              11,147,425
INCOME TAXES                                     2,720,792          1,409,145               3,144,597
                                             --------------------------------------------------------
NET INCOME                                   $   6,793,473        $ 3,374,257             $ 8,002,828
                                             =============        ===========             ===========
AVERAGE SHARES OUTSTANDING                       6,599,096          6,806,891               6,935,975
                                             =============        ===========             ===========
NET INCOME PER SHARE                         $        1.03        $      0.50             $      1.15
                                             =============        ===========             ===========

The accompanying notes are an integral part of the consolidated financial statements.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                                  Stock
                                                          --------------------------       Paid-In        Restricted
                                                             Shares                        Capital In      Unearned
                                                          -------------------              Excess of        Stock         Retained
                                                          Common      Class B   Amount     Par Value      Compensation    Earnings
                                                        ---------------------------------------------------------------------------
BALANCE, JULY 31, 1994                                  5,100,623   2,132,895  $723,352    $7,657,394    $      -      $ 70,077,278
     Net income                                                 -           -         -             -           -         8,002,828
     Dividends declared                                         -           -         -             -           -        (2,046,644)
     Conversion of Class B Stock to
        Common Stock                                        18,201    (18,201)        -             -           -                 -
                                                        ---------------------------------------------------------------------------
BALANCE, JULY 31, 1995                                   5,118,824  2,114,694   723,352     7,657,394           -        76,033,462
     Net income                                                  -          -         -             -           -         3,374,257
     Dividends declared                                          -          -         -             -           -        (2,022,205)
     Conversion of Class B Stock to
        Common Stock                                        72,326    (72,326)        -             -           -                 -
     Issuance of stock under 1995 Long Term
        Incentive Plan                                       2,000          -       200        27,050     (27,250)                -
     Amortization of Restricted Common
        Stock Compensation                                       -          -         -             -       3,406                 -

                                                        ---------------------------------------------------------------------------
BALANCE, JULY 31, 1996                                   5,193,150  2,042,368    723,552    7,684,444     (23,844)       77,385,514
     Net income                                                  -          -          -            -           -         6,793,473
     Dividends declared                                          -          -          -            -           -        (1,935,845)
     Conversion of Class B Stock to
        Common Stock                                        73,980    (73,980)         -            -           -                 -
     Issuance of stock under 1995 Long Term
        Incentive Plan                                           -          -          -        1,656      (8,469)                -
     Amortization of Restricted Common
        Stock Compensation                                       -          -          -            -      14,683                 -
                                                        ---------------------------------------------------------------------------
BALANCE, JULY 31, 1997                                   5,267,130  1,968,388   $723,552   $7,686,100    $(17,630)      $82,243,142
                                                        ==========  =========   ========   ==========    ========       ===========

     The accompanying notes are an integral part of the consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                              YEAR ENDED JULY 31
                                                                                   ----------------------------------------
                                                                                         1997       1996         1995
                                                                                   ----------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                                                                     $ 6,793,473  $ 3,374,257   $ 8,002,828
                                                                                    --------------------------------------
     Adjustments to reconcile net income to net cash provided
        by operating activities
       Depreciation and amortization                                                  7,587,001    7,925,806     7,808,496
       Deferred income taxes                                                           (181,366)  (1,791,247)     (575,130)
       Provision for bad debts                                                          125,000      202,690        51,013
       (Increase) decrease in
          Accounts receivable                                                           235,476      692,363    (1,680,287)
          Inventories                                                                 1,132,796     (838,308)      319,844
          Prepaid expenses and taxes                                                   (382,829)   1,190,548    (1,608,299)
          Other assets                                                                 (536,993)    (830,161)     (960,720)
       Increase (decrease) in
          Accounts payable                                                           (1,288,979)     636,215       774,083
          Income taxes payable                                                         (691,123)     456,708             -
          Accrued expenses                                                             (360,856)     332,842       (32,319)
          Deferred compensation                                                         496,481      475,238        16,257
          Other                                                                         260,783      642,270       201,428
                                                                                    --------------------------------------
             Total Adjustments                                                        6,395,391    9,094,964     4,314,366
                                                                                    --------------------------------------
             Net Cash Provided by Operating Activities                               13,188,864   12,469,221    12,317,194
                                                                                    --------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
       Capital expenditures                                                          (5,394,600)  (7,184,337)   (7,032,064)
       Proceeds from sale of property, plant and equipment                              555,232      923,437             -
       Purchases of investment securities                                              (350,000)    (167,000)   (3,691,201)
       Dispositions of investment securities                                            400,000      906,283     4,722,543
       Other                                                                           (141,551)    (267,693)      159,709
                                                                                    --------------------------------------
       Net Cash Used in Investing Activities                                         (4,930,919)  (5,789,310)   (5,841,013)
                                                                                    --------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
       Principal payments on long-term debt                                          (1,628,410)  (1,145,479)   (1,244,481)
     Proceeds from issuance of long-term debt                                            21,278      230,000             -
     Dividends paid                                                                  (1,960,893)  (2,015,383)   (1,983,291)
     Purchase of treasury stock                                                      (4,882,916)  (2,433,710)     (825,475)
     Other                                                                               76,404      (31,462)       12,418
                                                                                    --------------------------------------
     Net Cash Used in Financing Activities                                           (8,374,537)  (5,396,034)   (4,040,829)
                                                                                    --------------------------------------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                                   (116,592)   1,283,877     2,435,352
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                         10,113,544    8,829,667     6,394,315
                                                                                    --------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                              $ 9,996,952 $ 10,113,544   $ 8,829,667
                                                                                    =========== ============   ===========


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

No provision has been made for possible income taxes which may be paid on the distribution of approximately $9,870,000 and $9,796,000 as of July 31, 1997 and 1996, respectively, of retained earnings of foreign subsidiaries, as substantially all such amounts are intended to be indefinitely invested in these subsidiaries or no additional income taxes would be incurred when such earnings are distributed. It is not practicable to determine the amount of income taxes or withholding taxes that would be payable upon the remittance of assets that represent those earnings.

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

INTEREST RATE DERIVATIVE INSTRUMENTS
An interest rate swap agreement is utilized in the management of interest rate exposure. Interest differentials on the swap contract (Note 3) are recorded as interest expense in the contract period incurred. The Company recognized additional interest expense of $60,100, $58,100 and $58,900 in fiscal years 1997, 1996 and 1995, respectively, as a result of this contract.

RECLASSIFICATION
Certain items in prior year financial statements have been reclassified to conform to the presentation used in fiscal 1997.

TRANSLATION OF FOREIGN CURRENCIES
Assets and liabilities of foreign subsidiaries, where the local currency is the functional currency, are translated at the exchange rates in effect at period end. Income statement items are translated at the average exchange rate on a monthly basis. Resulting translation adjustments are recorded as a separate component of stockholders' equity.


Changes in the cumulative translation adjustments account are as follows:

                                                                                        1997         1996         1995
                                                                                       -----       -------       ------
Balance, at beginning of year                                                       $(1,018,416)   $(987,781)   $(1,135,951)
Translation adjustments resulting from exchange rate changes and
     intercompany transactions                                                          111,410      (30,635)       148,170
                                                                                    -----------  -----------    -----------
Balance, at end of year                                                             $  (907,006) $(1,018,416)   $  (987,781)
                                                                                    ===========  ===========    ===========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


CASH EQUIVALENTS
Cash equivalents are highly liquid investments with maturities of three months or less when purchased.

INVENTORIES

The composition of inventories is as follows:

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                -------------------------------
                                                                                                   1997                 1996
                                                                                                -------------------------------
Finished goods                                                                                  $ 6,683,755         $ 6,728,150
Packaging                                                                                         3,167,909           3,754,087
Other                                                                                               752,608           1,254,831
                                                                                               ------------        ------------
                                                                                               $ 10,604,272        $ 11,737,068
                                                                                               ============        ============
-------------------------------------------------------------------------------------------------------------------------------

Inventories are valued at the lower of cost (first-in, first-out) or market.

CONCENTRATION OF CREDIT RISK
Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash investments and accounts receivable. The Company places its cash investments in government backed instruments, both foreign and domestic, and with other quality institutions. Concentrations of credit risk with respect to accounts receivable are subject to the financial condition of certain major customers, principally the customer referred to in
Note 2. The Company generally does not require collateral to secure customer receivables.
PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment expenditures are generally depreciated using the straight-line method over their estimated useful lives as follows:


                                                                                      Years
                                                                                      -----
Buildings and leasehold improvements                                                  5-30
Machinery and equipment                                                               3-15
Office furniture and equipment                                                        2-10
Vehicles                                                                              2-8

RESEARCH AND DEVELOPMENT
Research and development costs of $2,049,000 in 1997, $2,026,000 in 1996 and $1,826,000 in 1995, were charged to expense as incurred.

ACQUISITIONS
The excess of the Company's original investment over the fair value of the net assets acquired at the date of acquisition is being amortized by the straight-line method over 40 years.

ADVERTISING COSTS
The Company defers recognition of advertising production costs until the first time the advertising takes place; other advertising costs are expensed as incurred. Advertising expenses were $3,562,000, $6,269,000 and $2,122,000 for the years ended July 31, 1997, 1996 and 1995, respectively. Prepaid advertising production costs at July 31, 1997, 1996 and 1995 were not material.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Non-derivative financial instruments included in the consolidated balance sheets are cash and cash equivalents, investment securities and notes payable. These instruments, except for notes payable, were carried at amounts approximating fair value as of July 31, 1997. The fair value of notes payable was estimated based on future cash flows discounted at current interest rates available to the Company for debt with similar maturities and characteristics. The fair value of notes payable as of July 31, 1997 and 1996 was less than its carrying value by approximately $720,000 and $600,000, respectively.

NET INCOME PER SHARE AND COMMON SHARE EQUIVALENTS

Net income per share and common share equivalents are computed based upon the weighted average number of shares outstanding during each year and include outstanding options, when dilutive.

NEW ACCOUNTING PRONOUNCEMENT

In February 1997, the Financial Accounting Standards Board issued Statement No. 128 (FAS 128), "Earnings Per Share," effective for financial statements issued after December 15, 1997. The Company intends to adopt FAS 128 in fiscal year 1998. The Company has not determined the financial statement impact of FAS 128.

NOTE 2 - BUSINESS AND GEOGRAPHIC REGION
INFORMATION

NATURE OF BUSINESS
The Company is a leader in developing, manufacturing and marketing sorbent products for consumer, industrial, environmental, agricultural and fluids purification markets, and operates within a single segment. The Company has operations in the United States, Canada and the United Kingdom and exports goods worldwide. The Company had net sales in excess of 10% of total net sales to one unaffiliated customer in 1997, 1996 and 1995. Accounts receivable related to this major customer amounted to $4,736,000, $4,905,000 and $5,083,000 as of July 31, 1997, 1996 and 1995, respectively.


The sales to this customer were as follows:
---------------------------------------------------------------------------------------------------------------------
                                                                              1997             1996          1995
                                                                            -----------------------------------------
                                                                                         (Thousands of Dollars)

     Amount                                                                 $ 37,219          $ 39,916       $ 40,884
     Percent of net sales                                                         24%               26%            27%

The following is a summary of financial information by geographic region:
---------------------------------------------------------------------------------------------------------------------
                                                                                            YEAR ENDED JULY 31
                                                                            -----------------------------------------
                                                                                         (Thousands of Dollars)
                                                                            -----------------------------------------
                                                                              1997             1996          1995
                                                                            -----------------------------------------
Sales to unaffiliated customers:
     Domestic                                                               $ 144,616         $141,900       $140,651
     Foreign subsidiaries                                                      12,000           11,887         12,248
Sales or transfers between  geographic areas:
     Domestic                                                               $   5,611         $  5,039       $  4,067
Income before income taxes:
     Domestic                                                               $   8,637         $  3,920       $ 10,094
     Foreign subsidiaries                                                         877              863          1,053
Net Income:
     Domestic                                                               $   6,237         $  2,820       $  7,240
     Foreign subsidiaries                                                         556              554            763
Identifiable assets:
     Domestic                                                               $ 104,692         $108,657       $107,417
     Foreign subsidiaries                                                       9,866            9,036          9,571
---------------------------------------------------------------------------------------------------------------------

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 3 - NOTES PAYABLE

The composition of notes payable is as follows:
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                       --------------------------
                                                                                                           1997          1996
                                                                                                       --------------------------
Town of Blue Mountain, Mississippi
  Principal payable on October 1, 2008. Interest payable monthly at a variable interest rate set weekly based on market conditions for similar instruments. The average rates were
  3.91% and 3.98% in fiscal 1997 and fiscal 1996, respectively. Payment of these bonds by the Company is guaranteed by a letter of credit issued by Harris Trust and Savings Bank.
  In May 1991, the Company entered into a seven-year interest rate swap contract. Under this agreement, the Company receives a floating interest rate based on LIBOR and pays interest
  at a fixed rate of 6.53%..........................................................................    $ 2,500,000   $ 2,500,000
Teachers Insurance and Annuity Association of America
  Payable in annual principal installments on November 15; $1,800,000 in fiscal 1998;
  $1,200,000 in fiscal 2000; $1,100,000 in fiscal 2001; and $1,000,000 in fiscal 2002. Interest
  is payable semiannually at an annual rate of 9.38%................................................      5,100,000     6,600,000
Teachers Insurance and Annuity Association of America
  Payable in annual principal installments on August 15; $500,000 in fiscal 2002;
  $1,000,000 in fiscal 2003; $2,500,000 in fiscal 2004; and $2,500,000 in fiscal 2005. Interest
  is payable semiannually at an annual rate of 7.17%................................................      6,500,000     6,500,000
Harris Trust and Savings Bank
  Payable in annual principal installments on June 20; $1,950,000 in fiscal 1999; $900,000 in fiscal 2000; $650,000 in fiscal years 2001 and 2002; and $350,000 in fiscal 2003. Interest is
  payable quarterly at an annual rate of 7.78%......................................................      4,500,000     4,500,000
Other...............................................................................................        397,630       504,762
                                                                                                       --------------------------
                                                                                                         18,997,630    20,604,762
  Less current maturities of notes payable..........................................................    ( 1,945,630)  ( 1,626,762)
                                                                                                       --------------------------
                                                                                                       $ 17,052,000  $ 18,978,000
                                                                                                       ============  ============

------------------------------------------------------------------------------------------------------------------------------------

During fiscal 1995, the Company executed a Credit Agreement with Harris Trust and Savings Bank which replaced the Term Note Agreement dated April 20, 1994. In addition to providing continued term financing, the Credit Agreement provides for a $5,000,000 committed unsecured revolving line of credit which expires on August 1, 1999, at certain short-term rates. No borrowings were made against this line during fiscal years 1997 and 1996.

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

In prior years, The Town of Blue Mountain, Mississippi issued long-term bonds to finance the purchase of substantially all of the assets of certain plant expansion projects, and leased the projects to the Company and various of its subsidiaries (with the Company and various of its wholly owned subsidiaries as guarantors) at rentals sufficient to pay the debt service on the bonds.


The following is a schedule by year of future maturities of notes payable as of July 31, 1997:
----------------------------------------------------------------------------------------------
Year Ending July 31:
1999 ..........................................................................   $  2,076,000
2000 ..........................................................................      2,226,000
2001 ..........................................................................      1,750,000
2002 ..........................................................................      2,150,000
2003 ..........................................................................      1,350,000
Later years....................................................................      7,500,000
                                                                                  ------------
                                                                                  $ 17,052,000
                                                                                  ============



NOTE 4 - INCOME TAXES


The provision for income tax expense consists of the following:
----------------------------------------------------------------------------------------------
                                                 ---------------------------------------------
                                                     1997             1996            1995
                                                 ---------------------------------------------
Current
  Federal .....................................  $ 1,988,007      $ 2,019,796     $ 2,756,283
  Foreign .....................................      308,130          332,127         292,664
  State .......................................      606,021          848,469         670,780
                                                 ---------------------------------------------
                                                   2,902,158        3,200,392       3,719,727
                                                 ---------------------------------------------

Deferred
  Federal .....................................       34,751       (  799,382)      ( 535,093)
  Operating loss carryforward .................    ( 154,475)      (  644,108)              -
  Foreign .....................................       12,590       (   22,709)      (   2,142)
  State .......................................    (  74,232)      (  325,048)      (  37,895)
                                                 ---------------------------------------------
                                                   ( 181,366)      (1,791,247)      ( 575,130)
                                                 ---------------------------------------------
Total Income Tax Provision ....................  $ 2,720,792      $ 1,409,145     $ 3,144,597
                                                 ===========      ===========     ============

----------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Principal reasons for variations between the statutory federal rate and the effective rates were as follows:
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                   1997         1996         1995
                                                                                                 ----------------------------------
U.S. federal statutory income tax rate.......................................................      34.0%        34.0%        34.0%
Depletion deductions allowed for mining......................................................    ( 11.4 )     ( 23.4 )     ( 12.2 )
State income taxes, net of federal tax benefit...............................................       5.6         10.9          5.7
Valuation allowance without income tax benefit...............................................       1.6         12.0            -
Difference in effective tax rate of foreign subsidiaries.....................................     ( 0.1 )      ( 0.1 )      ( 0.6 )
Other........................................................................................     ( 1.1 )      ( 3.9 )        1.3

                                                                                                 ----------------------------------
                                                                                                 ----------------------------------
                                                                                                   28.6%        29.5%        28.2%
                                                                                                 =======      =======      =======

The consolidated balance sheets as of July 31, 1997 and 1996, included the following tax effects of cumulative temporary  differences:
--------------------------------------------------------------------------------


                                                                   ---------------------------------------------------------------
                                                                              1997                                 1996
                                                                   ---------------------------------------------------------------
                                                                      Assets      Liabilities              Assets      Liabilities
                                                                   ---------------------------------------------------------------
Depreciation                                                       $         -    $ 1,667,174           $         -    $ 1,528,266
Deferred Compensation                                                1,031,173              -               844,992              -
Postretirement Benefits                                                473,883              -               356,656              -
Trade Promotions and Advertising                                       117,445              -               269,200              -
Accrued Expenses                                                       464,282              -               408,986              -
Tax Credits                                                            921,557              -               905,016              -
Operating Loss Carryforward                                          1,527,874              -             1,219,070              -
Other                                                                  306,617              -               363,637              -
                                                                   ---------------------------------------------------------------
                                                                     4,842,831      1,667,174             4,367,557      1,528,266
Valuation Allowance                                                  ( 730,000)             -             ( 575,000)             -
                                                                   ---------------------------------------------------------------
Total Deferred Taxes                                               $ 4,112,831    $ 1,667,174           $ 3,792,557    $ 1,528,266
                                                                   ===========    ===========           ===========    ===========



The valuation allowance represents operating loss carryforwards not anticipated to be utilized. As of July 31, 1997, for federal income tax purposes there were regular tax operating loss carryforwards of approximately $3,938,000 which begin to expire in the year 2011. A valuation allowance has been established for $730,000 of the deferred tax benefit related to those loss carryforwards for which it is considered more likely than not the benefit will not be realized. Tax credits of $921,557 primarily consisting of foreign tax credits expiring in 2001 and later are also being carried forward.

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

In June 1997, the Board of Directors of the Company authorized the repurchase, from time to time, of up to 400,000 shares of the Company's stock. This authorization, in addition to previous authorizations, totals 1,100,000 shares. As of July 31, 1997, 644,322 shares have been repurchased under these authorizations. On August 1, 1997, the Company purchased an additional 150,000 shares at a cost of $2,606,250.

The following reflects the changes in treasury stock (Common) over the last three years:

                                                         Shares           Amount
                                                       -----------------------------
Balance, July 31, 1994 ............................     281,696        $  4,262,569
     Purchased during fiscal 1995 .................      50,500             825,475
                                                       -----------------------------
Balance, July 31, 1995 ............................     332,196           5,088,044
     Purchased during fiscal 1996 .................     166,871           2,433,710
                                                       -----------------------------
Balance, July 31, 1996 ............................     499,067           7,521,754
     Reissued during fiscal 1997 ..................       ( 500)            ( 6,813)
     Purchased during fiscal 1997 .................     306,985           4,882,916
                                                       -----------------------------
Balance, July 31, 1997 ............................     805,552        $ 12,397,857
                                                       ========        =============






NOTE 7 - STOCK OPTION PLANS

The Company instituted the Oil-Dri Corporation of America 1995 Long Term Incentive Plan during the fiscal year ended July 31, 1996. The Plan was approved by the stockholders of the Company at the annual meeting on December 12, 1995. All shares of stock awarded under the 1995 Plan will be Class A Common Stock, except that, if there is no Class A Common Stock issued or publicly traded on a securities exchange when such awards are exercised, the shares awarded would be Common Stock. The Plan provides for various types of awards. Awards of restricted stock were 500 and 2,000 shares during the fiscal years ended July 31, 1997 and 1996, respectively.

The Oil-Dri Corporation of America 1988 Stock Option Plan terminated on December 12, 1995, for purposes of future grants. The outstanding options under this plan will remain outstanding and exercisable in accordance with their respective terms.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of option transactions under the plans follows:


                                                      1988 Option Plan                  1995 Option Plan
                                                ------------------------------------------------------------------
                                                      Number of Shares                  Number of Shares
                                                (Weighted Average Option Price)    (Weighted Average Option Price)
                                                ------------------------------------------------------------------
                                                     1997      1996         1995      1997       1996      1995
                                                ------------------------------------------------------------------
Outstanding, Beginning of Year                    250,909     267,409     138,659     195,000         -      -
                                                 $ (18.63)   $ (18.66)   $( 19.61)   $ (14.92)        -      -

Granted                                                 -           -     197,250     145,375   199,000      -
                                                        -           -    $( 19.22)    $(14.82) $ (14.93)     -

Exercised                                               -           -           -           -         -      -
                                                        -           -           -           -         -      -
Canceled/Terminated                                52,070      16,500      68,500      16,000     4,000      -
                                                 $ (19.14)   $ (19.13)   $ (22.21)     $(14.96) $ (15.13)     -
Outstanding, End of Year                          198,839     250,909     267,409      324,375   195,000      -
                                                 $ (18.49)   $ (18.63)   $ (18.66)     $(14.88) $ (14.92)     -

                                                                                                 Combined Plans
                                                                                         -------------------------------
                                                                                                Number of Shares
                                                                                         -------------------------------
                                                                                         (Weighted Average Option Price)
                                                                                         -------------------------------
                                                                                          1997         1996        1995
                                                                                         -------------------------------
Outstanding, Beginning of Year                                                           445,909     267,409     138,659
                                                                                        $( 17.00)   $( 18.66)   $( 19.61)
Granted                                                                                  145,375     199,000     197,250
                                                                                        $( 14.82)   $( 14.93)   $( 19.22)
Exercised                                                                                      -           -           -
                                                                                               -           -           -
Canceled/Terminated                                                                       68,070      20,500      68,500
                                                                                        $( 18.16)   $( 18.34)   $( 22.21)
Outstanding, End of Year                                                                 523,214     445,909     267,409
                                                                                        $( 16.21)   $( 17.00)   $( 18.66)

The Company has reserved 173,125 shares of Common Stock for future grants and issuances under the Oil-Dri Corporation of America 1995 Long Term Incentive Plan.

Exercise prices of the options outstanding under the 1988 Option Plan range between $15.60 and $20.00 per share with a weighted average price of $18.49 per share and a weighted average contractual life of 5.3 years. As of July 31, 1997, 141,388 options were exercisable.

Exercise prices of the options outstanding under the 1995 Long Term Incentive Plan range between $13.63 and $15.13 per share with a weighted average exercise price of $14.88 per share and a weighted average contractual life of 8.6 years. None of these options are exercisable as of July 31, 1997.

The Company has elected to continue to account for stock-based compensation using the intrinsic value method under APB Opinion No. 25. Consequently, no compensation expense has been recognized for stock options. If compensation expense for the Company's stock options issued in the fiscal years ended July 31, 1997 and 1996 had been determined based on the fair value method of accounting, as defined in SFAS No. 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:

                                                1997            1996
Net income as reported                    $ 6,793,473      $3,374,257
     pro forma                            $ 6,651,129      $3,311,131
Net income per share as reported          $      1.03      $     0.50
     pro forma                            $      1.01      $     0.49

The fair value of issued stock options is estimated on the grant date using the Black-Scholes Option Pricing Method with the following assumptions for the fiscal years ended July 31, 1997 and 1996, respectively: Dividend yields of 2.1% and 2.2%; volatility of 25.7% and 26.0%; risk-free interest rates of 6.0% and 6.2%; and an expected life of 5 years for both years. The weighted average fair value of the options granted was $4.22 and $4.28 for the fiscal years ended July 31, 1997 and 1996, respectively. The fair value method of accounting has not been applied for options granted prior to August 1, 1995.

NOTE 8 - EMPLOYEE BENEFIT PLANS

The Company and its subsidiaries have defined benefit pension plans for eligible salaried and hourly employees. Benefits are based on a formula of years of credited service and levels of compensation or stated amounts for each year of credited service. The assets of these plans are invested in various high quality marketable securities.


The net periodic pension cost for the years ended July 31, 1997, 1996 and 1995, consists of the following:

                                                        -------------------------------------
                                                             1997       1996        1995
                                                        -------------------------------------

Service cost                                            $   347,800   $ 349,232    $ 326,650
Interest cost on projected benefit obligations              441,708     426,730      384,901
Earnings on plan assets                                 ( 1,892,062)  ( 561,276)   ( 836,171)
Net amortization and deferral                             1,426,826     153,900      495,586
                                                        -------------------------------------
Net pension cost                                        $   324,272   $ 368,586    $ 370,966
                                                        ===========   =========    ==========



The funded status of the plans at July 31 is as follows:
                                                                    ---------------------------
                                                                          1997         1996
                                                                    ---------------------------
Actuarial Present Value of Benefit Obligations
  Accumulated Benefit Obligations
  Vested                                                            $ 4,710,700    $  4,329,417
  Nonvested                                                             446,765         457,959
                                                                    ---------------------------
     Total Accumulated Benefit Obligations                          $ 5,157,465    $  4,787,376
                                                                    ===========    ============

     Projected Benefit Obligations                                  $ 6,565,616    $  6,287,994

Plan Assets at Fair Value                                             7,546,326       5,706,087
                                                                    ---------------------------
Excess (Deficiency) of Plan Assets Over (Under) Projected
 Benefit Obligations                                                    980,710      (  581,907)
Unrecognized Net Gain                                                (2,360,522)     (  626,115)
Unrecognized Prior Service Cost                                         535,050         574,726
Unrecognized Net Excess Plan Assets as of August 1, 1987 Being
     Recognized Principally Over 21 Years                             ( 291,176)     (  317,800)
Adjustment Required to Recognize Minimum Liability                            -      (   91,161)
                                                                    ---------------------------
Accrued Pension Included in Noncurrent Liabilities - Other          $(1,135,938)   $ (1,042,257)
                                                                    ============   ============

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   Assumptions used in the previous calculations are as follows:

                                                          ----------
                                                          1997  1996
                                                          ----------
   Discount rate..........................................7.5%  7.5%
   Rate of increase in compensation levels................5.0%  5.0%
   Long-term expected rate of return on assets............8.0%  8.0%

The Company has funded the plans based upon actuarially determined contributions that take into account the amount deductible for income tax purposes and the minimum contribution required under the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

For the years ended July 31, 1997, 1996 and 1995, the Company maintained a profit sharing/401(k) savings plan under which the Company matches a portion of employee contributions. The plan is available to essentially all domestic employees who have completed one year of continuous service and are at least 21 years of age. The Company's contributions to this plan, and to similar plans maintained by the Company's foreign subsidiaries, were $174,667, $140,967 and $137,570 for fiscal years 1997, 1996 and 1995, respectively.

NOTE 9 - CONTINGENT LIABILITIES

The Company is involved in various litigation of a nature that is normal to its business. While it is impossibe at this time to determine with certainty the ultimate outcome of these or other lawsuits, each lawsuit is either covered by insurance or adequate provisions have been made for probable losses with respect thereto as best can be determined at this time. Management therefore believes that none of the pending litigation will have a material adverse effect on the financial condition of the Company or on results of operations.

NOTE 10 - LEASES

The Company's mining operations are conducted on leased or owned property. These leases generally provide the Company with the right to mine as long as the Company continues to pay a minimum monthly rental, which is applied against the per ton royalty when the property is mined. During fiscal 1997, the Company leased 4,735 acres in Nevada for potential future development of a new mineral reserve base.

The Company leases its corporate offices in Chicago, Illinois (20,000 square feet), office and warehouse space in Alpharetta, Georgia (26,000 square feet) and office facilities in Europe. The office space in Chicago is subject to a lease expiring in 2008. The Alpharetta, Georgia lease expires in 2000, and the facilities in Europe are leased on a year-to-year basis.

In addition, the Company leases transportation equipment, including tractor trailers and railcars, data processing equipment, and office equipment. In most cases, the Company expects that, in the normal course of business, leases will be renewed or replaced by other leases.

The following is a schedule by year of future minimum rental requirements under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of July 31, 1997:

Year Ending July 31:
1998...................................................... $ 3,095,414
1999......................................................   2,432,227
2000......................................................   1,653,454
2001......................................................   1,296,943
2002......................................................   1,029,323
Later years...............................................   5,161,476
                                                           -----------
                                                           $14,668,837
                                                           ===========

The following schedule shows the composition of total rental expense for all operating leases, including those with terms of one month or less which were not renewed:
                                  ------------------------------------
                                     1997         1996        1995
                                  ------------------------------------
Transportation equipment........  $2,734,000  $ 3,770,000  $ 3,439,000
  Office facilities.............     382,000      377,000      373,000
  Mining properties
   Minimum......................     177,000      168,000      180,000
   Contingent...................     361,000      239,000      162,000
  Other.........................     654,000      688,000      649,000
                                  ----------  -----------  -----------
                                  $4,308,000  $ 5,242,000  $ 4,803,000
                                  ==========  ===========  ===========

NOTE 11 - OTHER CASH FLOW INFORMATION


 Cash payments for interest and income taxes were as follows:
                                                                         ----------------------------------------------------
                                                                            1997                1996                 1995
                                                                         ----------------------------------------------------
Interest                                                                 $ 1,557,208          $ 1,706,424         $ 1,750,054
                                                                         ===========          ===========         ===========
Income Taxes                                                             $ 3,996,586          $ 1,352,594         $ 4,013,110
                                                                         ===========          ===========         ===========

NOTE 12 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

A summary of selected information for 1997 and 1996 is as follows:
------------------------------------------------------------------------------

                                                                                   Fiscal 1997 Quarter Ended
                                                                             (Thousands Except Per Share Amounts)
                                                                          ---------------------------------------------------
                                                                            Oct. 31   Jan. 31   April 30   July 31    Total
                                                                          ---------------------------------------------------
Net Sales                                                                 $ 40,525   $ 42,792   $ 36,002  $ 37,297  $ 156,616
Gross Profit                                                                12,292     13,635     10,064    11,938     47,929
Net Income                                                                   1,930      2,264      1,164     1,435      6,793
Net Income Per Share                                                      $   0.29   $   0.34   $   0.18  $   0.22  $    1.03



                                                                                   Fiscal 1996 Quarter Ended
                                                                             (Thousands Except Per Share Amounts)
                                                                          ---------------------------------------------------
                                                                            Oct. 31   Jan. 31   April 30  July 31     Total
                                                                          ---------------------------------------------------
Net Sales                                                                 $ 39,308   $ 41,797   $ 36,427  $ 36,255  $ 153,787
Gross Profit                                                                11,659     12,322     11,153    10,923     46,057
Net Income                                                                   1,413        477        670       814      3,374
Net Income Per Share                                                      $   0.21   $   0.07   $   0.10  $   0.12  $    0.50
-----------------------------------------------------------------------------------------------------------------------------

INDEPENDENT AUDITOR'S REPORT

STOCKHOLDERS AND BOARD OF DIRECTORS
Oil-Dri Corporation of America

We have audited the consolidated balance sheets of OIL-DRI
CORPORATION OF AMERICA AND SUBSIDIARIES as of July 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended July 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES as of July 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 1997 in conformity with generally accepted accounting principles.


Blackman Kallick Bartelstein, LLP
Chicago, Illinois

August 30, 1997

--------------------------------------------------------------------------------
COMMON STOCK

The following table sets forth the closing high and low prices as quoted on the New York Stock Exchange for the period indicated.
The number of holders of record of Common Stock on July 31, 1997 was 1,247. There is no established public trading market for the Class B Stock.
The number of holders of record of Class B Stock on July 31, 1997 was 20.

Dividends
                                                             Amount Per Share

                                                        Date paid Common Class B
                                                        ------------------------
Quarterly                                               09/16/96   $0.08   $0.06
Quarterly                                               12/16/96   $0.08   $0.06
Quarterly                                               03/14/97   $0.08   $0.06
Quarterly                                               06/13/97   $0.08   $0.06

Market Prices

--------------------------------------------------------------------------------
Fiscal 1997                                                  Closing Prices
--------------------------------------------------------------------------------
                                                           High            Low
1st Quarter                                                15 1/4         13 1/4
2nd Quarter                                                17 1/8         12 3/4
3rd Quarter                                                17 3/4         15 1/2
4th Quarter                                                17 5/8         15 3/8
--------------------------------------------------------------------------------
Fiscal 1996                                                  Closing Prices
--------------------------------------------------------------------------------
                                                           High            Low
1st Quarter                                                16             14 1/8
2nd Quarter                                                16 1/8         14
3rd Quarter                                                16             13 1/4
4th Quarter                                                14 7/8         12
--------------------------------------------------------------------------------

                              BOARD OF DIRECTORS
                                   OFFICERS
                              SENIOR MANAGEMENT

BOARD OF DIRECTORS
Richard M. Jaffee, Chairman
Daniel S. Jaffee, President and Chief Executive Officer
Robert D. Jaffee, Retired Chairman, Amco Corporation
J. Steven Cole, President, Cole & Associates, Chairman, Sav-A-Life Systems, Inc. Arnold W. Donald, Co-President, Ag Sector, Monsanto Life Sciences Company
Ronald B. Gordon, Chief Executive Officer, Beiersdorf North America, Inc.
Edgar D. Jannotta, Senior Director, William Blair & Company, L.L.C.
Joseph C. Miller, Vice Chairman
Paul J. Miller, Partner, Sonnenschein Nath & Rosenthal
Haydn H. Murray, Professor Emeritus of Geology, Indiana University
Allan H. Selig, President, Milwaukee Brewers Baseball Club, Inc., President and Chairman, Selig Executive Leasing, Inc., Chairman of the Executive Council of
 Major League Baseball

OFFICERS
Richard M. Jaffee, Chairman
Daniel S. Jaffee, President and Chief Executive Officer
Joseph C. Miller, Vice Chairman
Michael L. Goldberg, Executive Vice President and Chief Financial Officer Richard V. Hardin, Group Vice President, Technology
Norman B. Gershon, Vice President, International Operations, Managing Director,
 Oil-Dri S.A.
Daniel J. Jones, Vice President, Favorite Products, Ltd.
Dennis E. Peterson, President, Oil-Dri Transportation Company
Thomas F. Cofsky, Vice President, Logistics, Quality & Service
William O. Thompson, Vice President, Manufacturing
Donald J. Deegan, Vice President, Corporate Development & Planning
Steven M. Levy, Vice President and General Manager, Consumer Products Group Louis T. Bland, Jr., Vice President, Human Resources and Corporate Secretary Richard L. Pietrowski, Treasurer
Brian P. Curtis, General Counsel and Assistant Secretary

SENIOR MANAGEMENT
Elwyn J. Allbritton, Vice President, Operational Development Charles M. Boland, General Manager, Agricultural Products Group Wade R. Bradley, General Manager, Industrial & Environmental Group Karen Jaffee Cofsky, Director, Human Resources
Sam J. Colello, Director, Information Systems
B. Fielden Fraley, General Manager, Fluids Purification Group
Fred G. Heivilin, Vice President, Raw Materials Development
Heidi M. Jaffee, Corporate Attorney, Assistant Secretary
Richard D. Johnsonbaugh, Senior Regional Manager, Manufacturing Kelly A. McGrail, Manager, Corporate Communications
V.R. Roskam, Vice President, Agricultural Products Group
John McMaster, Western Regional Manager, Manufacturing

INVESTOR INFORMATION


CORPORATE HEADQUARTERS
Oil-Dri Corporation of America
410 North Michigan Avenue, Suite 400
Chicago, Illinois 60611-4211
(312) 321-1515

INVESTOR INQUIRIES

Securities analysts, portfolio managers and representatives of financial institutions seeking information about the corporation should contact Kelly McGrail, manager, Corporate Communications, at the corporate headquarters.

Stockholders with inquiries related to stockholder records, stock transfers, change of ownership, change of address or dividend payments should contact the Company's registrar and transfer agent:

Harris Trust and Savings Bank
Shareholder Service Department
311 W. Monroe, 11th Floor
Post Office Box A-3504
Chicago, Illinois 60690-9502
(312) 461-3309

STOCK LISTING
Oil-Dri Corporation of America's Common Stock is listed under the ticker symbol ODC on the New York Stock Exchange. The corporation's daily trading activity, stock price and dividend information are in the financial sections of most major newspapers.

ANNUAL MEETING
Oil-Dri Corporation of America will hold its 1997 Annual Meeting of Stockholders on Tuesday, December 9, 1997 at 10:30 a.m. (Local Time) at the Standard Club, 320 South Plymouth Court, Chicago, Illinois.

INDEPENDENT PUBLIC ACCOUNTANTS
Blackman Kallick Bartelstein, LLP

LEGAL COUNSEL
Sonnenschein Nath & Rosenthal

OIL-DRI SUBSIDIARIES
Oil-Dri Corporation of Georgia
Georgia, U.S.A.

Oil-Dri Production Company
Mississippi and Oregon, U.S.A.

Oil-Dri U.K. Limited
Wisbech, United Kingdom

Oil-Dri Transportation Company
Georgia, U.S.A.

Oil-Dri S.A.
Coppet, Switzerland

Blue Mountain Production Company
Mississippi, U.S.A.

Favorite Products Company, Ltd.
Quebec, Canada

CREDITS
Cover photograph: FPG International Illustrations:  Michael Maydak.

Portrait photographs: Pages 2 and 3: Andy Goodwin.

Produced by: Kelly McGrail, manager, Corporate Communications

Design: Lee Ann Jaffee Design Associates, Inc.