Form 10-K, Exhibit 13
period 1998-07-31
OIL DRI CORPORATION OF AMERICA
filed 1998-10-20
CIK 74046

                                                                      EXHIBIT 13







                         OIL-DRI CORPORATION OF AMERICA

                              FINANCIAL HIGHLIGHTS

(in thousands except
for per share amounts)                 1998       1997     1996        1995       1994
---------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
Net Sales ........................   $160,252   $156,616  $153,787    $152,899   $147,147
Income from Operations(1)$ .......      8,429   $ 10,669  $  5,983    $ 12,710   $ 14,296
Net Income(1).....................   $  4,723   $  6,793  $  3,374    $  8,003   $  9,852

BALANCE SHEET DATA
Working Capital ..................   $ 36,283   $ 31,165  $ 30,399    $ 33,074   $ 29,337
Total Assets .....................   $134,215   $114,558  $117,693    $116,988   $112,267
Long-Term Debt ...................   $ 39,976   $ 17,052  $ 18,978    $ 20,422   $ 21,521

PER SHARE DATA
Net Income per Share(1) ..........   $   0.77   $   1.03  $   0.50    $   1.15   $   1.41
Book Value per Share .............   $  12.15   $  12.03  $  11.46    $  11.35   $  10.51
----------------------------------------------------------------------------------------------------------

   (1) Includes pre-tax special charges of $3,129,000 or $0.36 per share in 1998 and $921,000 or $0.10 per share in 1996.

       NET SALE                             NET INCOME PER SHARE(1)
  millions of dollars                        millions of dollars



1994         145 million                  1994         1.4 million
1995         150 million                  1995         1.1 million
1996         155 million                  1996         5.0 million
1997         157 million                  1997         1.0 million
1998         165 million                  1998         .75 million









                                     Owned         Leased        Total      Proven Reserves
LAND HOLDINGS & MINERAL RESERVES    (acres)        (acres)      (acres)   (thousands of tons)
-------------------------------------------------------------------------------------------------------------------

   Florida..........................   537           446           983           4,512
   Georgia.......................... 1,852         1,804         3,656          44,295
   Illinois.........................   161           598           759           9,000
   Mississippi...................... 2,354         1,431         3,785         129,235
   Nevada...........................   415         6,747         7,162         306,830
   Oregon...........................   360           640         1,000              83
   Tennessee........................   778            --           778           4,250
                                     -------------------------------------------------
                                     6,457        11,666        18,123         498,205
                                     =====        ======        ======         =======

                                BUSINESS OVERVIEW

Oil-Dri Corporation of America delivers innovative solutions that help our customers make the world cleaner, safer and healthier. The company is the leading developer, manufacturer and marketer of sorbent products for a variety of markets.
--------------------------------------------------------------------------------
[PHOTO OF PET PRODUCTS]

PET PRODUCTS
   Oil-Dri is the largest manufacturer of cat litters in North America. The company's Cat's Pride(R) brand has grown faster than both the market and all other major brands over the past two years. During the past year, the company increased retail sales and product distribution. Recent acquisitions and new product launches are expected to strengthen Oil-Dri's position in this competitive market.

[PHOTO OF INDUSTRIAL & AUTOMOTIVE PRODUCTS]

INDUSTRIAL & AUTOMOTIVE PRODUCTS
   Oil-Dri(R) branded oil and grease absorbents have been the professional's choice for cleanup since 1941. The company continues to distinguish itself as the premier supplier by offering a breadth of cleanup solutions, including clay and polypropylene sorbents. In addition, Oil-Dri products are being offered to consumers through wholesale clubs and automotive aftermarket retailers.

[PHOTO OF AGRICULTURAL PRODUCTS]

AGRICULTURAL PRODUCTS
   Oil-Dri sets the standard for the highest quality carriers for crop protection products in the agricultural chemical industry. The company is expanding its participation in the agricultural industry with animal health products, including feed binders and conditioners. The company's position in the turf and ornamental market is expanding with Terra-Green(R) soil conditioner.

[PHOTO OF FLUIDS PURIFICATION PRODUCTS]

FLUIDS PURIFICATION PRODUCTS
   These specialty adsorbents are used to remove impurities from food oils and petroleum products. This past year, sales of Pure-Flo(R) adsorbents to Malaysia, the world's largest producer of palm oil, were down substantially due to devaluation of the local currency. On the positive side, business in Europe was very strong. Oil-Dri is consolidating global fluids purification activities and expanding business opportunities worldwide.


SALES TRENDS (millions of dollars)                        1998            1997            1996            1995            1994
-------------------------------------------------------------------------------------------------------------------------------

   Pet Products.......................................   $ 99.9          $ 95.0          $ 90.5         $ 91.1            $84.4
   Industrial and Automotive Products.................     20.6            19.6            20.2           22.2             22.8
   Agricultural Products..............................     19.7            18.6            19.9           16.6             18.3
   Fluids Purification Products.......................     17.7            15.7            13.6           13.7             14.1
   Transportation Services(2).........................      2.4             7.7             9.6            9.3              7.5
                                                         ----------------------------------------------------------------------

                                                         $160.3          $156.6          $153.8         $152.9           $147.1
                                                         ======          ======          ======         ======           ======

(2) Oil-Dri exited the transportation business in the second quarter of fiscal 1998.

[PHOTO OF RICHARD M. JAFFEE]                    To Our Shareholders

FROM THE CHAIRMAN
   Fiscal 1998 was a year of significant progress and solid achievement. Dan Jaffee and his team completed two important acquisitions and exited a non-core business. These strategic steps were consistent with the company's five-year business plan. The financial results achieved were in line with the company's stated growth objectives.
   The success recorded this year should be particularly gratifying to all Oil-Dri shareholders since it was accomplished against a background of difficult and unexpected external events. Worldwide currency devaluations, so much in the news this past year, had a very negative impact on our Malaysian Pure-Flo(R) business and slowed the introduction of our agricultural products in Asia. The Canadian dollar depreciated in value steadily throughout the year, negatively impacting profitability.
   When good results are achieved in a difficult economic environment, it is particularly important. I want to take this opportunity to congratulate Dan, the senior management and all of our Oil-Dri employees on a job well done.
   I would also like to thank the Board of Directors for their ongoing support and counsel. Their dedication to the success of Oil-Dri is one of our greatest assets. The strength of our board comes from the wisdom and long-term business experience of some members and the fresh perspective of others.
   At the start of the year, Arnold W. Donald, Senior Vice-President of the Monsanto Company, joined our board. Mr. Donald's experience in agriculture and biotechnology is invaluable. In addition, his general management experience, particularly in international marketing, is important. Mr. Donald's integrity and social responsibility complement the corporate culture and core values of our organization.
   All of us at Oil-Dri were very proud when our long-time friend and director, Allan H. (Bud) Selig, was unanimously chosen as the ninth Commissioner of Baseball. We are proud of Bud's accomplishments and pleased that his first official year as commissioner has been one of greatly renewed interest in our national pastime.
   My brother, Robert Jaffee, an Oil-Dri director since 1956, is retiring from the board this year. I want to extend my sincere and deepest thanks to Bob for his years of service. He has both challenged and supported me over these many years and I am grateful for his input and guidance.
   While these are difficult times in the financial markets and particularly tough for small capitalization stocks such as ours, the future of Oil-Dri has never been brighter. Sales and earnings growth have reaccelerated and our business continues to generate excess free cash. In the past few years, a portion of that cash has been returned to shareholders in the form of dividends and the repurchase of our common stock. Since 1994, the company has repurchased more than one million shares of its common stock, reducing shares outstanding by approximately 15%.
   Fiscal 1999 promises to be a very exciting year. We will continue to profitably integrate our recent acquisitions while launching several significant new products.
   We thank you for your continued support and look forward to another successful year.


/S/ Richard M. Jaffee
Richard M. Jaffee
Chairman

         To Our Shareholders                    [Photo of Daniel S. Jaffee]

FROM THE PRESIDENT AND CEO
   This year, my letter is being written as if you, our shareholder, are sitting in my office and giving me five minutes to communicate why Oil-Dri is a company worthy of your investment. The only rules are that I stick to what transpired during fiscal 1998 and that I cover the positive and negative events with equal attention. When my time is up, I hope you will have a clear picture of where Oil-Dri is heading so you can decide for yourself whether Oil-Dri is a company you will be glad to own over the long term. With that, turn over your five-minute egg timer and say, "Go."
   By focusing on the businesses which give Oil-Dri the best chance to succeed over the long term, we are committed to growing the sales and earnings by 10% per year; some years will be more, some less, but over time we fully expect to achieve double-digit growth on both the top and bottom lines.
   We finished the year with record sales of $160 million and, due to our stock repurchase program, we were able to deliver a 10% increase in earnings per share (before a special charge) from $1.03 to $1.13. This made fiscal 1998 the second consecutive year of double-digit growth in per share earnings.
     Fiscally, Oil-Dri had a good year in 1998. Strategically, we had a great year. We opened the year by acquiring the Phoebe Products Company, a manufacturer of high-quality pet treats. While retail sales of cat litter in the United States are roughly $850 million, pet treats represent nearly $1 billion annually. This acquisition broadens Oil-Dri's position as a pet products company. We spent this year doing our homework. We talked to consumers about what they did and did not like about treats on the market today. In fiscal 1999 we will test market our new line of pet treats. We plan to leverage Oil-Dri's critical mass in the grocery and mass merchandiser channels to build a sizable and profitable pet treat business. Provided we have a successful test market, this new product line will be prominently featured in next year's annual report.
   In the second quarter, we exited the transportation business and formed a strategic alliance with CRST. This divestiture and the ensuing alliance were all about focusing on core strengths. Oil-Dri needs to invest your money in businesses that can give you a better than average return. Trucking was not one of those businesses. CRST is doing what they do best, so Oil-Dri can focus on doing what it does best.
   As Sir Winston Churchill said after Dunkirk, "Wars are


                                 [ILLUSTRATION]
                                                                              3

                              TO OUR SHAREHOLDERS

not won in retreat." With that in mind, let's turn from defense to offense. In April of this year, after months of negotiations, we acquired the Oil-Dri, Mounds Production Company from one of our competitors. This acquisition enhanced our position as a supplier of quality private label cat litter products. By manufacturing an account's private label cat litter, we in effect become a partner with them. We know from experience that retailers are more receptive to stocking our Cat's Pride(R) brand of products when we are supplying their private label requirements. Additionally, the geographic location of this plant has allowed us to better serve our agricultural, industrial and automotive customers.
   Not all events were positive during the year. When the Malaysian ringgit's value plummeted versus the US dollar, our Pure-Flo(R) business in that country evaporated. Our products are sold in US dollars and became too expensive as compared to locally available bleaching clays. Year over year, we saw sales to Malaysia drop $1,540,000. We have not budgeted any Malaysian sales for fiscal 1999.
   The second negative event of the year was the loss of most of our Sam's Wholesale Club business. Eighteen months ago, Sam's decided to discontinue our brand of scoopable litter in favor of stocking their own private label. However, Cat's Pride Premium traditional litter was awarded distribution in over 80% of their clubs after winning head-to-head, in-store tests against our competitors. During the ensuing year and a half, sales of our Cat's Pride Premium traditional litter grew dramatically faster than the category. Despite this, Sam's decided to replace our brand with a competitor's product.
   To put this in perspective, over the past four years we have lost $14 million of sales with Sam's, yet companywide sales have increased $7 million. This means that our non-Sam's business has grown by $21 million during this period. This is a good news/bad news story. The bad news is that we never like to lose business. The good news is that in spite of the loss of what was once our single largest account, the company has been able to offset these losses and show small sales growth and greater diversification. Furthermore, our relationship with Wal-Mart Stores, Sam's sister company, has never been stronger. All-in-all, our total business with Wal-Mart is doing very well.
   Finally, the cost of natural gas impacted profitability this year. In March 1997, the manufacturing team was given the authority to forward-purchase a significant percentage of our gas requirements for the 1998 fiscal year. In an effort to bottom fish, we waited for the market to go lower and lower. This left us unprotected against the unexpected run-up in prices which occurred during the first six months of the fiscal year, and cost us 7 cents per share during fiscal 1998.
   My grandfather, Nick Jaffee, the founder of this business, was fond of the saying, "You don't learn anything by getting kicked by a mule a second time." We got kicked last year and are not about to let it happen again. We have implemented a policy which dictates when and how much we will forward buy so as to minimize the impact that the volatility of natural gas prices can have on our business.
   Despite the negative events of the year, Oil-Dri reported sales and earnings growth. In addition, we successfully digested two acquisitions, restructured our over-the-road shipping program, and continued to reduce costs by investing in productivity improvements throughout the organization.
   I wish I could say that our stock price reflected these successes. The positive spin on our stock price is that, at September 30, 1998, it's trading near book value and selling at only 11.3 times operating income per share.
   Beginning in the new fiscal year, we are implementing a management tool we call "NOVA," an acronym for Net Oil-Dri Value Added. Here is how it works. Every investment decision, whether it be in fixed assets or working capital, carries with it a cost of capital. We were able to borrow $25 million this past year at an excellent fixed rate of 6.55% over the 15-year term of the debt. With our mix of debt and equity, along with the higher cost associated with equity, our weighted average cost of capital is 10%. This

                               TO OUR SHAREHOLDERS

means that for a project to add value to the company, it must yield a positive return after being charged approximately 10% for the cost of all capital necessary to realize the opportunity.
   As an example, let's look at two very different projects. The first (Project
A) involves building a plant while the second (Project B) is a marketing opportunity whereby the manufacturing will be done by a third party. For simplicity's sake, let's assume that all other variables are the same (i.e., inventory levels, payment terms, etc.). The only difference in the cost is the fixed investment in the first opportunity. Here's what the two projects look like:

                           PROJECT A        PROJECT B
Annual Sales              $ 15.0 million   $ 15.0 million
Pre-Tax Earnings          $  2.0 million   $  1.5 million
Fixed Investment          $ 10.0 million   $  0.0

   In which one do you invest? In the past, we might have bet on Project A because the depreciation on the fixed assets is in the pre-tax number and it still yields a better return. However, starting August 1, 1998, the individual business units at Oil-Dri will be charged for the cost of the capital employed related to each specific business unit. This requires our business managers to go to the "bank" and borrow at a rate of 10% for all the capital required to run their businesses. Once you charge Project A 10% of the $10 million fixed investment, the NOVA (Net Oil-Dri Value Added) drops to $1.0 million, while the NOVA for Project B remains $1.5 million and becomes the project of choice.
   In the past, the business units were given a free pass for the capital used in their respective areas. They were charged for depreciation, but not for the carrying cost of the inventory, outstanding accounts receivable, or the funds necessary to finance a growth initiative. That has all changed. NOVA will put the responsibility for making informed investment decisions where it needs to be, in the hands of our general managers. Once we've had a year to work with it, a significant piece of annual incentive bonuses will be tied to NOVA growth.
   This leads to our growth opportunities. In fiscal 1999, we will be launching two new cat litters made from recycled paper. A third-party supplier will provide the raw material and we will add the technical know-how to make the materials perform like cat litter. The traditional cat litter, DustStopperTM, performs like the best cat litters except for one notable omission - it's virtually dust-free.
   The new scoopable litter is equally exciting. Demographics of cat owners show that a large percentage of them live in high rises and keep their cat box in a bathroom. Consumer research indicates they would prefer to flush the used litter rather than dispose of it in a waste can. Our new product, Scoop'N FlushTM, acts just like the leading scoopable litters, but unlike the other litters, has been certified safe-to-flush through residential plumbing systems. The initial reaction from the trade has been very favorable.
   My time is up. The remainder of this annual report provides additional detail on the positive events of the year and opportunities for the future. The Oil-Dri team is extremely bullish about our prospects. I hope at the end of your analysis, you will decide that Oil-Dri is a company worthy of your investment and whose stock you can be proud to own.


/s/ Daniel S. Jaffee
DANIEL S. JAFFEE
President and CEO
                                                                               5

                                   [DIAGRAM]



FOCUSING ON CORE STRENGTHS



CUSTOMER BASE

MANUFACTURING EXPERTISE

MINERAL RESERVES

RESEARCH AND DEVELOPMENT CAPABILITIES

INNOVATIVE PRODUCTS

CREATIVE MARKETING

                         Seeing the Forest for the Trees

During Oil-Dri's strategic planning process, each business unit was examined and the company's strengths and weaknesses were defined. The strengths far outnumbered the weaknesses, but during this introspection, it became clear that Oil-Dri Transportation Company was no longer an integral part of Oil-Dri's strategy. The reasons behind entering the transportation business (direct store door deliveries for major customers, over-the-road shipments to the West Coast, heavy competition for drivers and equipment) were no longer issues. Shipping to distribution centers is more common, rail shipments to the West Coast have become more economical, and drivers and equipment are more readily available. Oil-Dri Transportation Company was no longer providing a strategic, competitive advantage, and, while it generated sales of almost $8,000,000 in fiscal 1997, it has historically not contributed to profitability.
   The question was then, "How to serve our customers with convenient, cost-effective transportation options while focusing energies and resources on Oil-Dri's core strengths, delivering innovative solutions that help our customers make the world cleaner, safer and healthier?"
   The answer was to exit the trucking business and form a strategic alliance with a firm that could handle Oil-Dri's over-the-road shipping needs. CRST was just the kind of partner Oil-Dri was looking for. In this new relationship, CRST has assumed all equipment leases and set up logistics centers at our facilities to handle over-the-road shipments for our customers.
   A special charge of $0.36 per share was taken in fiscal 1998 to cover the cost of exiting the transportation business as well as writing down certain nonperforming assets. Going forward, trucking rates are expected to be more competitive through CRST, and because we no longer need to support Oil-Dri's backhaul business, many of our traditional over-the-road shipping lanes are being replaced with less expensive rail shipping. We anticipate related savings will be approximately $1,000,000 annually.

[ILLUSTRATION]

                               Spreading Our Roots

Oil-Dri has significant roots in the sorbent mineral business. The acquisition of American Colloid's Fuller's Earth business has helped spread these roots even further. The purchase will contribute approximately $15,000,000 in revenues next year, including coarse private label cat litter, oil and grease absorbents, and agricultural carriers.
   With this acquisition, Oil-Dri has become the largest manufacturer of cat litters in North America and a consolidated source for private label and branded cat litter products. The acquisition also increased manufacturing capacity for clay sorbents to over 1,000,000 finished tons, provided a Midwestern distribution point, and expanded Oil-Dri's mineral reserve base in the western United States.
   Strategically, the acquisition will allow Oil-Dri to more effectively partner with retailers. As the only manufacturer dedicated to providing private label and branded cat litter products in coarse and scoopable varieties, Oil-Dri can offer retailers a consolidated source for all their cat litter needs. The breadth of our product offerings is important to retailers who want to reduce the number of vendors providing products. It also allows them to enjoy the logistic synergies of receiving truckload orders with a variety of branded, private label, scoopable and traditional cat litters. Combining these orders will help reduce inventories, purchase orders and logistical difficulties.
   At the same time, in accounts where Oil-Dri provides private label products, its branded products are represented, on average, three times more often, increasing the profitability and value for Oil-Dri from these partnerships.
   The acquisition is also benefiting our agricultural, industrial and automotive product groups. The new Mounds, Illinois plant is Oil-Dri's northernmost facility for these products. It has added capacity and provided more flexibility in both manufacturing and shipping options for our customers.
   The cost of the acquisition was less than a dollar for a dollar of sales. Financing was done with a long-term, fixed-rate private debt placement at 6.55% over a fifteen-year life.

[ILLUSTRATION]

                                  Branching Out

Diversification and continued innovation in our pet product line was marked this year by two exciting developments. First, Oil-Dri's research and development team, in conjunction with a major paper manufacturer, created two new cat litters made from recycled paper. DustStopperTM and Scoop'N FlushTM cat litters perform as well as, or better than, clay cat litters while offering consumer benefits clay products can't. They're like "toilet paper for your cat."
   Consumers demand absorbency and odor control from their cat litters. DustStopper granular cat litter performs these mandatory tasks, and because it is made from recycled paper, it has none of the nuisance dust that consumers associate with clay cat litters.
   Scoop'N Flush scoopable litter offers the same odor control and absorptivity, and it is completely safe to flush. This is particularly important because most consumers keep their litter boxes in the bathroom and would prefer to flush the litter. It's the more convenient scoopable cat litter.
   In addition to product performance, consumers can feel good about the fact that DustStopper and Scoop'N Flush are environmentally responsible and carry the recommendation of the American Humane Association.
   The second event related to branching out in the pet aisle was the acquisition of a dog biscuit manufacturer. Phoebe Products Company, named, appropriately enough, after a labrador retriever, will produce a line of high-quality dog biscuits that address specific pet issues. Special, 100% American-made rawhides and healthy jerky treats, which will be outsourced, will round out the dog treat line.
   During the past year, consumer research and product testing were completed. The dog treats will be launched into test markets around mid-year of fiscal 1999.
   Oil-Dri continues to deliver innovation to the pet aisle and expand its product offerings for retailers and consumers. In a time of vendor rationalization, Oil-Dri is establishing itself, not just as a leading manufacturer of cat litters, but as a leading supplier of pet products - delivering clay cat litters, new paper cat litters, and soon, a full line of dog treats.


                                                         [PHOTO OF PET PRODUCTS]

                       TEN YEAR SUMMARY OF FINANCIAL DATA

            GROSS PROFIT                             CAPITAL EXPENDITURES
         millions of dollars                          millions of dollars

    1989           25.0 million                     1989           9.0 million
    1990           30.0 million                     1990           7.0 million
    1991           31.0 million                     1991          10.5 million
    1992           40.0 million                     1992           8.5 million
    1993           45.0 million                     1993           9.0 million
    1994           47.5 million                     1994          13.5 million
    1995           47.5 million                     1995          10.5 million
    1996           47.5 million                     1996          10.5 million
    1997           48.0 million                     1997           5.0 million
    1998           50.0 million                     1998           7.0 million



(in thousands except for per share amounts)
------------------------------------------------------------------------------------------------
                                                      1998          1997        1996        1995
                                                     --------------------------------------------
SUMMARY OF OPERATIONS
NET SALES ........................................   $160,252    $156,616    $153,787    $152,899
COST OF SALES ....................................    110,096     108,687     107,730     108,268

GROSS PROFIT .....................................     50,156      47,929      46,057      44,631
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES .....     38,598      37,260      39,153      31,921
SPECIAL CHARGES ..................................      3,129        --           921        --
                                                     --------------------------------------------
INCOME FROM OPERATIONS ...........................      8,429      10,669       5,983      12,710
                                                     --------------------------------------------
OTHER INCOME (EXPENSE)
   Interest Income ...............................        491         637         587         448
   Interest Expense ..............................     (2,049)     (1,775)     (1,917)     (1,921)
   Foreign Exchange (Losses) Gains ...............       (146)       --            (7)         (5)
   Other, Net ....................................       (119)        (17)        137         (84)

      Total Other Expense, Net ...................     (1,823)     (1,155)     (1,200)     (1,562)
                                                     --------------------------------------------
INCOME BEFORE INCOME TAXES .......................      6,606       9,514       4,783      11,148
INCOME TAXES .....................................      1,883       2,721       1,409       3,145
                                                     --------------------------------------------
NET INCOME .......................................   $  4,723    $  6,793    $  3,374    $  8,003
                                                     ========    ========    ========    ========


AVERAGE SHARES OUTSTANDING .......................      6,165       6,599       6,807       6,936
NET INCOME PER SHARE .............................   $   0.77    $   1.03    $   0.50    $   1.15
IMPORTANT HIGHLIGHTS
   Total Assets ..................................   $134,215    $114,558    $117,693    $116,988
   Long-Term Debt ................................   $ 39,976    $ 17,052    $ 18,978    $ 20,422
   Working Capital ...............................   $ 36,283    $ 31,165    $ 30,399    $ 33,074
   Working Capital Ratio ........................         3.1         3.0         2.7         3.1
   Dividends Declared ............................   $  1,808    $  1,936    $  2,022    $  2,047
   Capital Expenditures ..........................   $  6,496    $  5,395    $  7,184    $  7,032
   Depreciation and Amortization .................   $  7,832    $  7,587    $  7,926    $  7,808
   Operating Cash Flows, less Capital Expenditures   $  2,331    $  8,349    $  6,869    $  5,285
   Long-Term Debt to Total Capital ...............       35.8%       18.1%       19.7%       20.7%
   Net Income as a Percent of Net Sales ..........        3.0%        4.3%        2.2%        5.2%
   Return on Average Stockholder's Equity ........        6.3%        8.8%        4.3%       10.6%
   Gross Profit as a Percent of Net Sales ........       31.3%       30.6%       29.9%       29.2%
   Operating Expenses as a Percent of Net Sales ..       26.0%       23.8%       26.1%       20.9%

            ASSETS                             SHAREHOLDERS' EQUITY
       millions of dollars                      millions of dollars


    1989           70 million               1989           44 million
    1990           78 million               1990           50 million
    1991           90 million               1991           55 million
    1992           92 million               1992           60 million
    1993          103 million               1993           65 million
    1994          112 million               1994           72 million
    1995          120 million               1995           78 million
    1996          122 million               1996           76 million
    1997          112 million               1997           76 million
    1998          140 million               1998           70 million








                             YEAR ENDED JULY 31

--------------------------------------------------------------------------------
   1994          1993           1992          1991          1990           1989
--------------------------------------------------------------------------------

$ 147,147     $ 140,866     $ 124,585     $ 106,054     $  97,677     $  85,652
  102,457        97,396        85,116        74,370        68,110        61,508
--------------------------------------------------------------------------------
   44,690        43,470        39,469        31,684        29,567        24,144
   30,394        29,553        28,967        21,778        20,016        16,252
       --            --            --            --            --            --
--------------------------------------------------------------------------------
   14,296        13,917        10,502         9,906         9,551         7,892
--------------------------------------------------------------------------------
      441           452           515           602           633           567
   (1,752)       (1,729)       (1,884)       (1,363)       (1,156)         (979)
        3           (88)           63           (23)           37            11
      171          (298)           15            50            73            (9)
--------------------------------------------------------------------------------
   (1,137)       (1,663)       (1,291)         (734)         (413)         (410)
--------------------------------------------------------------------------------
   13,159        12,254         9,211         9,172         9,138         7,482
    3,307         2,834         2,110         2,092         2,351         1,935

--------------------------------------------------------------------------------
$   9,852     $   9,420     $   7,101     $   7,080     $   6,787     $   5,547
=========     =========     =========     =========     =========     =========


    7,011         7,031         7,026         7,055         7,042         7,003
$    1.41     $    1.34     $    1.01     $    1.00     $    0.96     $    0.79

$ 112,267     $ 102,117     $  95,018     $  89,394     $  76,779     $  67,193
$  21,521     $  17,766     $  18,831     $  20,176     $  11,893     $  11,820
$  29,337     $  26,043     $  24,359     $  24,763     $  16,149     $  15,170
      3.0           2.7           2.8           3.4           2.3           2.7
$   1,807     $   1,679     $   1,548     $   1,422     $   1,149     $     959
$  13,559     $   9,158     $   8,040     $  10,416     $   6,403     $   8,936
$   6,798     $   5,835     $   5,407     $   4,831     $   4,466     $   3,990
$  (3,734)    $   5,080     $     645     $  (1,310)    $   4,410     $  (1,976)
     22.8%         21.1%         24.0%         26.6%         19.2%         21.4%
      6.7%          6.7%          5.7%          6.7%          6.9%          6.5%
     14.1%         14.9%         12.3%         13.4%         14.5%         13.5%
     30.4%         30.9%         31.7%         29.9%         30.3%         28.2%
     20.7%         21.0%         23.3%         20.5%         20.5%         19.0%

                                                                              13

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS



RESULTS OF OPERATIONS
FISCAL 1998 COMPARED TO FISCAL 1997
Consolidated net sales for the year ended July 31, 1998, were $160,252,000, an increase of 2.3% over net sales of $156,616,000 in fiscal 1997. Excluding transportation sales, which were $2,372,000 in fiscal 1998 and $7,705,000 in fiscal 1997, sales increased 6.0% over 1997. Net income for fiscal 1998 was $4,723,000 or $0.77 per share, a decrease of 30.5% from $6,793,000 or $1.03 per share earned in fiscal 1997. This decrease was primarily due to a special charge recorded in the second quarter of fiscal 1998. The special charge, which primarily covered the costs of exiting the transportation business as well as writing off certain non-performing assets, reduced pre-tax income by $3,129,000, net income by $2,237,000 and earnings per share by $0.36 for the year ended July 31, 1998. Excluding the special charge, earnings per share were $1.13, an increase of 9.7% over the prior year.

Net sales of pet products increased $4,851,000 or 5.1% over prior year amounts, even though such sales to Sam's Club, which decided to discontinue carrying the Company's cat litter product, were down approximately $2,300,000 from the prior year. The growth resulted primarily from increased sales of branded and private label products in both the grocery and mass merchandiser markets. Additionally, sales of private label products increased as a result of the April 20, 1998 acquisition of Oil-Dri, Mounds Production Company. Net sales of fluids purification products increased $2,016,000 or 12.9% from fiscal 1997, due to increased demand for these products in the United Kingdom. Agricultural product sales increased $1,113,000 or 6.0% compared to fiscal 1997, due to increased demand in the industry for agricultural carriers. Net sales of industrial and environmental sorbents increased $1,027,000 or 5.3% from prior year levels.

Consolidated gross profit as a percentage of net sales for fiscal 1998 increased to 31.3% from 30.6% in fiscal 1997. Changes in sales mix, a companywide effort to reduce costs and exiting the transportation business contributed to this increase.

Operating expenses as a percentage of net sales increased to 26.0% for fiscal 1998 from 23.8% in fiscal 1997. This increase is primarily due to a pre-tax special charge of $3,129,000 recorded in the second quarter of fiscal 1998. Interest expense increased $274,000 while interest income decreased $146,000. The higher interest expense is primarily due to the fixed-rate financing secured during the third quarter which was used to fund the purchase of Oil-Dri, Mounds Production Company.

The Company's effective tax rate decreased to 28.5% of pre-tax income in fiscal 1998 from 28.6% in fiscal 1997.

Total assets of the Company increased $19,657,000 or 17.2% during the year ended July 31, 1998. Current assets increased $6,699,000 or 14.3% from fiscal 1997 year-end balances primarily due to higher inventory and accounts receivable levels. Property, plant and equipment, net of accumulated depreciation, increased $7,004,000 or 12.5% during the year, primarily due to the acquisition of Oil-Dri, Mounds Production Company, partially offset by depreciation expense exceeding capital expenditures. Investments in property, plant and equipment included expenditures for increased productivity. Other assets increased $5,954,000 due to intangibles resulting from the acquisition.

Total liabilities increased $25,179,000 or 67.6% during the year due primarily to an increase in long-term debt partially used to acquire Oil-Dri, Mounds Production Company. Current liabilities increased $1,581,000 or 10.0% from July 31, 1997 balances, due to an increase in freight payable related to exiting the transportation business, partially offset by a decrease in accrued trade promotions and advertising.

EXPECTATIONS
The Company anticipates net sales for fiscal 1999 will be higher than the net sales in fiscal 1998. Sales of branded cat box absorbents are expected to increase moderately as existing products and new product introductions gain incremental distribution. Sales of private label cat box absorbents, agricultural carriers, and industrial sorbents in fiscal 1999 will be at higher levels than 1998 due to incremental sales resulting from the April 20, 1998 acquisition of Oil-Dri, Mounds Production Company. However, sales growth of cat box absorbents is subject to continuing competition for shelf space in the grocery, mass merchandiser and club markets. Sales of the Company's fluids purification products are also expected to increase moderately in fiscal 1999.

The foregoing statements under this heading are "forward-looking statements" within the meaning of that term in the Securities Exchange Act of 1934, as amended. Actual results may be lower than those reflected in these forward-looking statements, due primarily to continued vigorous competition in the grocery, mass merchandiser and club markets, the level of success of new products, integration of recent acquisitions, and the cost of product introductions and promotions in the consumer market. These forward-looking statements also involve the risk of changes in market conditions in the overall economy and, for the agricultural and fluids purification markets, in planting activity, crop quality, and overall agricultural demand, including export demand and foreign exchange rate fluctuations. Other factors affecting these forward-looking statements may be detailed from time to time in reports filed with the Securities and Exchange Commission.

LIQUIDITY AND CAPITAL RESOURCES
The current ratio increased to 3.1 at July 31, 1998 from 3.0 at July 31, 1997. Working capital increased $5,118,000 during fiscal 1998 to $36,283,000. Cash provided by operations continues to be the Company's primary source of funds to finance ordinary investing and financing activities. During the year, the balances of cash, cash equivalents and investment securities decreased $958,000. Cash on hand at the beginning of the year of $9,997,000, cash provided by operating activities of $6,511,000 and $25,000,000 of fixed-rate financing secured during the third quarter was used for the purchase of Oil-Dri, Mounds Production Company ($14,657,000), the purchase of the Company's

Common Stock ($8,238,000), capital expenditures ($6,496,000), principal payments on long-term debt ($1,937,000) and dividend payments ($1,839,000). Total cash and investment balances held by the Company's foreign subsidiaries at July 31, 1998 and July 31, 1997 were $3,350,000 and $2,803,000, respectively.

RESULTS OF OPERATIONS
FISCAL 1997 COMPARED TO FISCAL 1996
Consolidated net sales for the year ended July 31, 1997, were $156,616,000, an increase of 1.8% over net sales of $153,787,000 in fiscal 1996. Net income for fiscal 1997 was $6,793,000 or $1.03 per share, an increase of 101.3% from $3,374,000 or $0.50 per share earned in fiscal 1996.

Net sales of pet products increased $4,384,000 or 4.8% over prior year amounts, even though such sales to Sam's Club were down approximately $4,100,000 from the prior year. The growth resulted from increased sales of branded and private label products in both the grocery and mass merchandiser markets. Net sales of fluids purification products increased $2,115,000 or 15.6% from fiscal 1996, due to increased demand for Pure-Flo(R) Supreme products. Agricultural product sales decreased $1,270,000 or 6.4% compared to fiscal 1996, primarily due to reduced demand in the industry for agricultural carriers. Net sales of industrial and environmental sorbents decreased $665,000 or 3.3% from prior year levels. The decrease was due to an internal focus on profitability versus sales growth as well as open positions in the sales force responsible for these products during the first quarter. Net sales of transportation services decreased $1,976,000 or 20.4% from fiscal 1996 due to lower backhaul revenue resulting from a reduction in the Company's fleet.

Consolidated gross profit as a percentage of net sales for fiscal 1997 increased to 30.6% from 29.9% in fiscal 1996. Changes in sales mix and a companywide effort to reduce costs contributed to this increase.

Operating expenses as a percentage of net sales decreased to 23.8% for fiscal 1997 from 26.1% in fiscal 1996. This decrease is primarily attributable to lower advertising and promotion costs for the consumer products introduced last year and a pre-tax special charge in the second quarter of fiscal 1996 of $921,000, reflecting settlement costs and legal fees related to patent litigation.

Interest expense decreased $142,000 while interest income increased $50,000. The lower interest expense is primarily due to reduced notes payable balances.

The Company's effective tax rate decreased to 28.6% of pre-tax income in fiscal 1997 from 29.5% in fiscal 1996 due to higher domestic income subject to depletion allowances.

Total assets of the Company decreased $3,135,000 or 2.7% during the year ended July 31, 1997. Current assets decreased $1,300,000 or 2.7% from fiscal 1996 year-end balances primarily due to lower inventory levels. Property, plant and equipment, net of accumulated depreciation, decreased

$2,331,000 during the year due to depreciation expense exceeding capital expenditures. Investments in property, plant and equipment included expenditures for increased productivity and pollution control equipment. Additionally, the Company leased substantial acreage in Nevada containing a mineral reserve for potential development in the future.

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

FOREIGN OPERATIONS
Net sales by the Company's foreign subsidiaries during fiscal 1998 were $13,987,000 or 8.7% of total Company sales. This represents an increase of $1,987,000 from fiscal 1997, in which foreign subsidiary sales were $12,000,000 or 7.7% of total Company sales. The increase is due to higher demand for fluids purification products in the United Kingdom, partially offset by substantially lower demand for fluids purification products in Malaysia. Net income of the foreign subsidiaries for fiscal 1998 was $650,000 compared with $570,000 in fiscal 1997. Identifiable assets of the Company's foreign subsidiaries as of July 31, 1998 were $11,760,000, an increase of $1,894,000 from $9,866,000 as of
July 31, 1997. The increase is primarily due to higher inventories and cash and cash equivalents.

Net sales by the Company's foreign subsidiaries during fiscal 1997 were $12,000,000 or 7.7% of total Company sales. This represents an increase of $113,000 from fiscal 1996, in which foreign subsidiary sales were $11,887,000 or 7.7% of total Company sales. Net income of the foreign subsidiaries for fiscal 1997 was $570,000 compared with $554,000 in fiscal 1996. Identifiable assets of the Company's foreign subsidiaries as of July 31, 1997 were $9,866,000, an increase of $830,000 from $9,036,000 as of July 31, 1996. The increase is primarily due to higher current assets.

YEAR 2000
The Year 2000 (Y2K) issue is the result of computer programs using a two-digit format, as opposed to four digits, to indicate the year. Such computer systems will be unable to interpret dates beyond 1999, which could cause a system failure or application errors, leading to disruptions in operations. The Company has completed an internal review of all systems to determine major areas of exposure to Y2K issues, and most of these issues have been resolved. In addition, third parties with whom there are systems interaction are being surveyed to assess Y2K compliance, or if contingency plans will become necessary. The cost of Y2K issue resolution will not have a material adverse impact on the Company's financial statements, and it is anticipated that the Company's computer systems will be Y2K-compliant by July 31, 1999.

                          Consolidated Balance Sheets


                                                                                                       JULY 31
                                                                                              -----------------------
                                                                                                 1998          1997
                                                                                              -----------------------
ASSETS (in thousands)
CURRENT ASSETS
 Cash and cash equivalents..................................................................  $  9,410       $  9,997
 Investment securities......................................................................     1,173          1,544
 Accounts receivable, less allowance of $351 in 1998 and $261 in 1997.......................    24,210         20,080
  Inventories...............................................................................    13,258         10,604
 Prepaid expenses...........................................................................     5,558          4,685
                                                                                              -----------------------
     Total Current Assets...................................................................    53,609         46,910
                                                                                              -----------------------

PROPERTY, PLANT AND EQUIPMENT, AT COST
 Buildings and leasehold improvements.......................................................    20,132         16,963
 Machinery and equipment....................................................................    87,070         81,666
 Office furniture and equipment.............................................................     8,999          8,742
 Vehicles...................................................................................        90             95
                                                                                              -----------------------
 ............................................................................................   116,291        107,466
 Less accumulated depreciation and amortization.............................................   (63,493)       (58,737)
                                                                                              -----------------------
 ............................................................................................    52,798         48,729
Construction in progress....................................................................     3,390            840
 Land.......................................................................................     6,697          6,312
                                                                                              -----------------------
     Total Property, Plant and Equipment, Net...............................................    62,885         55,881
                                                                                              -----------------------

OTHER ASSETS
 Goodwill and intangibles, net of accumulated amortization of $1,469 in 1998
 and $1,337 in 1997.........................................................................     8,963          4,041
 Deferred income taxes......................................................................     3,697          2,446
 Other......................................................................................     5,061          5,280
                                                                                              -----------------------
     Total Other Assets.....................................................................    17,721         11,767
                                                                                              -----------------------
 Total Assets...............................................................................  $134,215       $114,558
                                                                                              ========       ========

The accompanying notes are an integral part of the consolidated financial statements.

                                                                JULY 31
                                                         -------------------
                                                            1998      1997
                                                         -------------------
LIABILITIES AND STOCKHOLDERS' EQUITY (in thousands)
CURRENT LIABILITIES
 Current maturities of notes payable................     $  2,084   $  1,946
 Accounts payable...................................        4,416      4,050
 Dividends payable..................................          444        475
 Accrued expenses
  Salaries, wages and commissions...................        3,120      3,177
  Trade promotions and advertising..................        1,900      2,902
  Freight...........................................        1,747        554
  Other.............................................        3,615      2,641
                                                         -------------------
     Total Current Liabilities......................       17,326     15,745
                                                         -------------------

NONCURRENT LIABILITIES
 Notes payable......................................       39,976     17,052
 Deferred compensation..............................        3,174      2,750
 Other..............................................        1,931      1,681
                                                         -------------------
     Total Noncurrent Liabilities...................       45,081     21,483
                                                         -------------------
     Total Liabilities..............................       62,407     37,228
                                                         -------------------

STOCKHOLDERS' EQUITY
 Common and Class B Stock...........................          724        724
 Paid-in capital in excess of par value.............        7,702      7,686
 Restricted unearned stock compensation.............          (51)       (18)
 Retained earnings..................................       85,158     82,243
 Cumulative translation adjustments.................       (1,151)      (907)
                                                         -------------------
                                                           92,382     89,728
 Less treasury stock, at cost.......................      (20,574)   (12,398)
                                                         -------------------
     Total Stockholders' Equity.....................       71,808     77,330
                                                         -------------------
 Total Liabilities and Stockholders' Equity.........     $134,215   $114,558
                                                         ========   ========

The accompanying notes are an integral part of the consolidated financial statements.

                       Consolidated Statements of Income

                                                       YEAR ENDED JULY 31

                                                 ----------------------------
   (in thousands except for per share amounts)     1998      1997      1996
                                                 ----------------------------
Net Sales.....................................   $160,252  $156,616  $153,787
Cost of Sales.................................    110,096   108,687   107,730
                                                 ----------------------------
Gross Profit..................................     50,156    47,929    46,057
Selling, General and Administrative Expenses..     38,598    37,260    39,153
Special Charges...............................      3,129        --       921
                                                 ----------------------------
Income from Operations........................      8,429    10,669     5,983
                                                 ----------------------------
Other Income (Expense)
 Interest income..............................        491       637       587
 Interest expense.............................     (2,049)   (1,775)   (1,917)
 Foreign exchange losses......................       (146)       --        (7)
 Other, net...................................       (119)      (17)      137
                                                 ----------------------------
   Total Other Expense, Net...................     (1,823)   (1,155)   (1,200)
                                                 ----------------------------
Income before Income Taxes....................      6,606     9,514     4,783
Income Taxes..................................      1,883     2,721     1,409
                                                 ----------------------------
Net Income....................................     $4,723    $6,793    $3,374
                                                 ========    ======    ======
Average Shares Outstanding....................      6,165     6,599     6,807
                                                 ========    ======    ======
Net Income Per Share..........................     $ 0.77    $ 1.03    $ 0.50
                                                 ========    ======    ======

The accompanying notes are an integral part of the consolidated financial statements.

                Consolidated Statements of Stockholders' Equity

                                                     Stock
                                          --------------------------   Paid-In     Restricted
                                                 Shares              Capital In     Unearned
                                          -----------------          Excess of       Stock         Retained
(in thousands)                            Common    Class B   Amount  Par Value   Compensation     Earnings
-----------------------------------------------------------------------------------------------------------
BALANCE, JULY 31, 1995..................   5,119       2,114    $724   $7,657       $  --          $ 76,034
 Net income.............................      --          --      --       --          --             3,374
 Dividends declared.....................      --          --      --       --          --            (2,022)
 Conversion of Class B Stock to
   Common Stock.........................      72         (72)     --       --          --                --
 Issuance of stock under 1995
   Long Term Incentive Plan.............       2          --      --       27         (27)               --
 Amortization of Restricted unearned
   common stock compensation............      --          --      --       --           3                --
                                          -----------------------------------------------------------------
BALANCE, JULY 31, 1996..................   5,193       2,042     724    7,684         (24)           77,386
 Net income.............................      --          --      --       --          --             6,793
 Dividends declared.....................      --          --      --       --          --           ( 1,936)
 Conversion of Class B Stock to
   Common Stock.........................      74         (74)     --       --          --                --
 Issuance of stock under 1995
   Long Term Incentive Plan.............      --          --      --        2         (18)               --
 Amortization of Restricted unearned
   common stock compensation............      --          --      --       --          14                --
                                          -----------------------------------------------------------------
BALANCE, JULY 31, 1997..................   5,267       1,968     724    7,686         (18)           82,243
 Net income.............................      --          --      --       --          --             4,723
 Dividends declared.....................      --          --      --       --          --           ( 1,808)
 Conversion of Class B Stock to
   Common Stock.........................     189       ( 189)     --       --          --                --
 Issuance of stock under 1995
   Long Term Incentive Plan.............      --          --      --       16         (77)               --
 Amortization of Restricted unearned
   common stock compensation............      --          --      --       --          44                --
                                          -----------------------------------------------------------------
BALANCE, JULY 31, 1998..................   5,456       1,779    $724   $7,702       $ (51)         $ 85,158


The accompanying notes are an integral part of the consolidated financial statements.

                    Consolidated Statements of Cash Flows




                                                                                                YEAR ENDED JULY 31
                                                                                            --------------------------
(in thousands)                                                                                1998      1997     1996
                                                                                            --------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income.............................................................................     $4,723     $6,793   $3,374
                                                                                            --------------------------
Adjustments to reconcile net income to net cash provided by operating activities:
 Depreciation and amortization.........................................................      7,832      7,587    7,926
 Non-cash special charge...............................................................      1,689         --       --
 Deferred income taxes.................................................................     (1,251)      (181)  (1,791)
 Provision for bad debts...............................................................          2        125      202
 (Increase) decrease in
   Accounts receivable.................................................................     (4,282)       235      692
   Inventories.........................................................................     (2,381)     1,133     (838)
   Prepaid expenses and taxes..........................................................       (873)      (383)   1,191
   Other assets........................................................................       (637)      (537)    (830)
 Increase (decrease) in
   Accounts payable....................................................................        366     (1,289)     636
   Income taxes payable................................................................         --       (691)     457
   Accrued expenses....................................................................        649       (361)     333
   Deferred compensation...............................................................        424        497      475
   Other...............................................................................        250        261      642
                                                                                            --------------------------
    Total Adjustments..................................................................      1,788      6,396    9,095
                                                                                            --------------------------
    Net Cash Provided by Operating Activities..........................................      6,511     13,189   12,469
                                                                                            --------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
 Capital expenditures..................................................................     (6,496)    (5,395)  (7,184)
 Proceeds from sale of property, plant and equipment...................................         78        555      923
 Purchases of investment securities....................................................     (1,173)      (350)    (167)
 Dispositions of investment securities.................................................      1,544        400      906
 Proceeds from sale of investments.....................................................        709         --       --
 Purchase of Oil-Dri, Mounds Production Company assets.................................    (14,657)        --       --
 Other.................................................................................         32       (141)    (267)
                                                                                            --------------------------
    Net Cash Used in Investing Activities..............................................    (19,963)    (4,931)  (5,789)
                                                                                            --------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
 Principal payments on long-term debt..................................................     (1,937)    (1,628)  (1,145)
 Proceeds from issuance of long-term debt..............................................     25,000         21      230
 Dividends paid........................................................................     (1,839)    (1,961)  (2,015)
 Purchase of treasury stock............................................................     (8,238)    (4,883)  (2,434)
 Other.................................................................................       (121)        76      (32)
                                                                                            --------------------------
    Net Cash Provided by (Used in) Financing Activities................................     12,865     (8,375)  (5,396)
                                                                                            --------------------------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS...................................       (587)      (117)   1,284
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR...........................................      9,997     10,114    8,830
                                                                                            --------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR.................................................     $9,410     $9,997  $10,114
                                                                                            ======     ======  =======

The accompanying notes are an integral part of the consolidated financial statements.

                   Notes to Consolidated Financial Statements


NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of Oil-Dri Corporation of America and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated from the consolidated financial statements.
No provision has been made for possible income taxes which may be paid on the distribution of approximately $10,251,000 and $9,870,000 as of July 31, 1998 and 1997, respectively, of retained earnings of foreign subsidiaries, as substantially all such amounts are intended to be indefinitely invested in these subsidiaries or no additional income taxes would be incurred when such earnings are distributed. It is not practicable to determine the amount of income taxes or withholding taxes that would be payable upon the remittance of assets that represent those earnings.

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

REVENUE RECOGNITION
Revenues from sales of products are recognized upon shipment.

INCOME TAXES
Deferred income taxes reflect the impact of temporary differences between the assets and liabilities recognized for financial reporting purposes and amounts recognized for tax purposes.

INTEREST RATE DERIVATIVE INSTRUMENTS
An interest rate swap agreement is utilized in the management of interest rate exposure. Interest differentials on the swap contract (Note 5) are recorded as interest expense in the contract period incurred. The Company recognized additional interest expense of $57,000, $60,100 and $58,100 in fiscal years 1998, 1997 and 1996, respectively, as a result of this contract.

RECLASSIFICATION
Certain items in prior year financial statements have been reclassified to conform to the presentation used in fiscal 1998.

TRANSLATION OF FOREIGN CURRENCIES

Assets and liabilities of foreign subsidiaries, where the local currency is the functional currency, are translated at the exchange rates in effect at period end. Income statement items are translated at the average exchange rate on a monthly basis. Resulting translation adjustments are recorded as a separate component of stockholders' equity.


Changes in the cumulative translation adjustments account for the years ended July 31 are as follows: (in thousands)
------------------------------------------------------------------------------

                                                              ---------------------------
                                                                1998      1997     1996
                                                              ---------------------------
Balance, at beginning of year..............................   $  (907)  $(1,018)  $  (988)
                                                              ---------------------------
Translation adjustments resulting from exchange
 rate changes and intercompany transactions................      (244)      111       (30)
                                                              ---------------------------
Balance, at end of year....................................   $(1,151)  $  (907)  $(1,018)
                                                              =======   =======   =======

CASH EQUIVALENTS
Cash equivalents are highly liquid investments with maturities of three months or less when purchased.


INVENTORIES
Inventories are valued at the lower of cost (first-in, first-out) or market.
The composition of inventories as of July 31 is as follows: (in thousands)
-------------------------------------------------------------------------------------------
                                                                         ------------------
                                                                           1998     1997
                                                                         ------------------
Finished goods........................................................   $ 7,935  $ 6,684
Packaging.............................................................     4,220    3,168
Other.................................................................     1,103      752
                                                                         ----------------
                                                                         $13,258  $10,604
                                                                         =======  =======


--------------------------------------------------------------------------------
                                                                             23

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES (Continued)

CONCENTRATION OF CREDIT RISK
Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash investments and accounts receivable. The Company places its cash investments in government backed instruments, both foreign and domestic, and with other quality institutions. Concentrations of credit risk with respect to accounts receivable are subject to the financial condition of certain major customers, principally the customer referred to in
Note 4. The Company generally does not require collateral to secure customer receivables.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment expenditures are primarily depreciated using the straight-line method over their estimated useful lives as follows:

                                                                   Years
                                                                   -----
Buildings and leasehold improvements..............................  5-30
Machinery and equipment...........................................  3-15
Office furniture and equipment....................................  2-10
Vehicles..........................................................  2- 8

RESEARCH AND DEVELOPMENT
Research and development COSTS OF $2,376,000 IN 1998, $2,049,000 IN 1997 AND $2,026,000 IN 1996 WERE CHARGED TO EXPENSE AS INCURRED.

INTANGIBLES AND GOODWILL
Intangibles and goodwill are amortized on a straight-line basis over periods ranging from 15 to 40 years. The Company periodically reviews goodwill and other intangibles to assess recoverability from projected undiscounted cash flows of the related operating entities.

ADVERTISING COSTS
The Company defers recognition of advertising production costs until the first time the advertising takes place; other advertising costs are expensed as incurred. Advertising expenses were $4,352,000, $3,650,000 and $6,295,000 for the years ended July 31, 1998, 1997 and 1996, respectively. Prepaid advertising production costs at July 31, 1998, 1997 and 1996 were not material.

FAIR VALUE OF FINANCIAL INSTRUMENTS
Non-derivative financial instruments included in the consolidated balance sheets are cash and cash equivalents, investment securities and notes payable. These instruments, except for notes payable, were carried at amounts approximating fair value as of July 31, 1998. The fair value of notes payable was estimated based on future cash flows discounted at current interest rates available to the Company for debt with similar maturities and characteristics. The fair value of notes payable as of July 31, 1998 and 1997 was less than its carrying value by approximately $125,000 and $720,000, respectively.

EARNINGS PER SHARE
The Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share" during the second quarter of 1998. This standard prescribes the methods of calculating basic and diluted earnings per share and requires dual presentation of these amounts on the face of the income statement. As the calculation of basic and diluted earnings per share resulted in the same amount, only one earnings per share amount has been reported for all years presented.

NEW ACCOUNTING STANDARDS
In June 1997, SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" were issued. SFAS No. 130 establishes standards for the reporting of comprehensive income and its components in a financial statement presentation. SFAS No. 130 separates comprehensive income into net income and other comprehensive income, but does not change the measurement and presentation of net income. Other comprehensive income includes certain changes in the equity of the Company which are currently recognized and presented separately in the Consolidated Statements of Stockholders' Equity, such as the change in the Cumulative Translation Adjustment account. SFAS No. 130 is effective for the Company beginning in fiscal 1999.

SFAS No. 131 establishes new standards for the way companies report information about operating segments and requires that those enterprises report selected information about operating segments in the financial reports issued to shareholders. SFAS No. 131 is effective for the Company beginning in fiscal 1999.

------------------------------------------------------------------------------
24

NOTE 2 -- SPECIAL CHARGE


The Company recorded a pre-tax special charge of $3,129,000 during the second quarter. At July 31, 1998, $358,000 of the charge remained in current liabilities. A summary of the special charge and other expense is presented below: (in thousands)


Transportation business exit costs................................  $1,508
Writeoff of other nonperforming assets............................     932
Other exit costs..................................................     689
                                                                    ------
                                                                    $3,129
                                                                    ======

The transportation business exit costs consisted primarily of trailer rehabilitation, employee severance, and professional fees. None of these items were individually significant.

The Company recorded a pre-tax special charge of $921,000 during the second quarter of fiscal 1996, reflecting settlement costs and legal fees related to patent litigation.

------------------------------------------------------------------------------

NOTE 3 -- ACQUISITION


On April 20, 1998, the Company completed the purchase of the Fuller's Earth absorbent business of American Colloid Co., a wholly owned subsidiary of Amcol International, for $14,657,000 including transaction expenses. The purchase includes a production plant and mineral reserves in Mounds, Illinois (Oil-Dri, Mounds Production Company), and mineral reserves located in Paris, Tennessee, and Silver Springs, Nevada. The business has annual sales approximating $15,000,000. The Company financed the acquisition through a fixed-rate private debt placement. The acquisition was accounted for as a purchase, with the excess purchase price over fair market value of the underlying assets allocated to intangibles, including supply contracts and non-compete covenants. These intangibles are being amortized over 15 years.

------------------------------------------------------------------------------

NOTE 4 -- BUSINESS AND GEOGRAPHIC REGION
INFORMATION


Nature of Business
The Company is a leader in developing, manufacturing and marketing sorbent products for consumer, industrial, environmental, agricultural and fluids purification markets, and operates within a single segment. The Company has operations in the United States, Canada and the United Kingdom and exports goods worldwide.

The Company had net sales in excess of 10% of total net sales to one unaffiliated customer in 1998, 1997 and 1996. Accounts receivable related to this major customer amounted to $6,220,000, $4,736,000 and $4,905,000 as of July 31, 1998, 1997 and 1996, respectively.

------------------------------------------------------------------------------
                                                                              25

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 4 -- BUSINESS AND GEOGRAPHIC REGION INFORMATION (Continued)


The sales to this customer for the years ended July 31 were as follows: (in thousands)
------------------------------------------------------------------------------

                                                       -------------------------
                                                        1998     1997    1996
                                                       -------------------------
Amount.........................................        $36,125  $37,219 $39,916
Percent of net sales...........................             23%      24%     26%


The following is a summary of financial information by geographic region for the years ended July 31 : (in thousands)
------------------------------------------------------------------------------

                                                  ------------------------------
                                                     1998       1997     1996
                                                  ------------------------------
Sales to unaffiliated customers:
 Domestic......................................   $146,265    $144,616  $141,900
 Foreign.......................................   $ 13,987    $ 12,000  $ 11,887
Sales or transfers between geographic areas:
 Domestic......................................   $  9,200    $  5,611  $  5,039
Income before income taxes:
 Domestic......................................   $  5,750    $  8,637  $  3,920
 Foreign.......................................   $    856    $    877  $    863
Net Income:
 Domestic......................................   $  4,073    $  6,223  $  2,820
 Foreign.......................................   $    650    $    570  $    554
Identifiable assets:
 Domestic......................................   $122,455    $104,692  $108,657
 Foreign.......................................   $ 11,760    $  9,866  $  9,036


------------------------------------------------------------------------------
26

NOTE 5 -- NOTES PAYABLE

The composition of notes payable at July 31 is as follows: (in thousands)
-----------------------------------------------------------------------------------------------------------
                                                                                       --------------------
                                                                                          1998      1997
                                                                                       --------------------
Town of Blue Mountain, Mississippi
   Principal payable on October 1, 2008. Interest payable monthly at a variable interest rate set weekly based on market conditions for similar instruments.
   The average rate was 3.91% in fiscal 1998 and fiscal 1997. Payment of these bonds by the Company is guaranteed by a letter of credit issued by Harris
   Trust and Savings Bank. In May 1991, the Company entered into a seven-year interest rate swap contract. Under this agreement, which expired on August 1,
   1998, the Company receives a floating interest rate based on LIBOR and pays
   interest at a fixed rate of 6.53%.........................................           $ 2,500   $ 2,500

Teachers Insurance and Annuity Association of America
   Payable in annual principal installments on November 15; $1,200,000 in fiscal
   2000; $1,100,000 in fiscal 2001; and $1,000,000 in fiscal 2002. Interest is
   payable semiannually at an annual rate of 9.38%...........................             3,300     5,100

Teachers Insurance and Annuity Association of America
   Payable in annual principal installments on August 15; $500,000 in fiscal
   2002; $1,000,000 in fiscal 2003; $2,500,000 in fiscal 2004; and $2,500,000 in fiscal 2005. Interest is payable semiannually at an annual
   rate of 7.17%.............................................................             6,500     6,500

Harris Trust and Savings Bank
   Payable in annual principal installments on June 20; $1,950,000 in fiscal
   1999; $900,000 in fiscal 2000; $650,000 in fiscal 2001 and 2002; and $350,000 in fiscal 2003. Interest is payable quarterly at an annual
   rate of 7.78%.............................................................             4,500     4,500

Teachers Insurance and Annuity Association of America and Connecticut General
Life Insurance Company
   Payable in annual principal installments on April 15; $1,500,000 in fiscal
   2003, 2004 and 2005; $3,000,000 in fiscal 2006; $4,000,000 in fiscal 2007 and
   2008; $1,500,000 in fiscal 2009; $3,000,000 in fiscal 2010; $2,000,000 in fiscal 2011 and $1,500,000 in fiscal 2012 and 2013. Interest is payable
   semiannually at an annual rate of 6.55%...................................            25,000        --
Other........................................................................               260       398
                                                                                        -----------------
                                                                                         42,060    18,998
Less current maturities of notes payable                                                 (2,084)   (1,946)
                                                                                        -----------------
                                                                                        $39,976   $17,052
                                                                                        =======   =======

--------------------------------------------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




NOTE 5 -- NOTES PAYABLE (Continued)

The Company has a Credit Agreement with Harris Trust and Savings Bank which provides for a $5,000,000 committed unsecured revolving line of credit which expires on August 1, 1999, at certain short-term rates. Additionally, in April 1998, the Company increased its uncommitted unsecured line of credit agreement with Harris Trust and Savings Bank to $20,000,000. There were no outstanding borrowings against these lines at July 31, 1998 and 1997.

In April 1998, the Company completed a private debt placement of $25,000,000 at 6.55% with Teachers Insurance and Annuity Association of America ($14,000,000) and Connecticut General Life Insurance Company ($11,000,000). The proceeds of this fixed-rate note were used to fund the purchase of the Company's production facility in Mounds, Illinois, to repay draws against the Company's line of credit and for general working capital purposes.

The agreements with the Town of Blue Mountain, Mississippi, Teachers Insurance and Annuity Association of America, Harris Trust and Savings Bank and Connecticut General Life Insurance Company impose working capital requirements, dividend and financing limitations, minimum tangible net worth requirements and other restrictions. The Company's credit agreement with Harris Trust and Savings Bank indirectly restricts dividends by requiring the Company to maintain tangible net worth, as defined, in the amount of $50,000,000 plus 25% of cumulative annual earnings from July 31, 1994.

In prior years, The Town of Blue Mountain, Mississippi issued long-term bonds to finance the purchase of substantially all of the assets of certain plant expansion projects, and leased the projects to the Company and various of its subsidiaries (with the Company and various of its wholly owned subsidiaries as guarantors) at rentals sufficient to pay the debt service on the bonds.


The following is a schedule by year of future maturities of notes payable at July 31, 1998: (in thousands)
--------------------------------------------------------------------------------

2000 ...............................................................    $ 2,226
2001 ...............................................................      1,750
2002 ...............................................................      2,150
2003 ...............................................................      2,850
Later years ........................................................     31,000
                                                                        -------
                                                                        $39,976


NOTE 6 -- INCOME TAXES

The provision for income tax expense for the years ended July 31 consists of the following: (in thousands)
--------------------------------------------------------------------------------

                                          --------------------------------------
                                            1998           1997         1996
                                          --------------------------------------
Current
   Federal ............................   $ 2,159        $ 1,988       $ 2,020
   Foreign ............................       194            308           332
   State ..............................       781            606           848
                                          --------------------------------------
                                            3,134          2,902         3,200
                                          --------------------------------------
Deferred
   Federal ............................      (436)            35          (799)
   Operating loss carryforward ........      (611)          (154)         (644)
   Foreign ............................        25             12           (23)
   State ..............................      (229)           (74)         (325)
                                          --------------------------------------
                                           (1,251)          (181)       (1,791)
                                          --------------------------------------
Total Income Tax Provision ............   $ 1,883        $ 2,721       $ 1,409
                                          =======        =======       =======


--------------------------------------------------------------------------------
28

Principal reasons for variations between the statutory federal rate and the effective rates for the years ended July 31 were as follows:
--------------------------------------------------------------------------------

                                                                -----------------------------------
                                                                   1998         1997        1996
                                                                -----------------------------------
U.S. federal statutory income tax rate .......................      34.0%        34.0%       34.0%
Depletion deductions allowed for mining ......................     (15.1)       (10.8)      (23.4)
State income taxes, net of federal tax benefit ...............       2.2          4.1         7.4
Valuation allowance without income tax benefit ...............      10.4          1.6        12.0
Difference in effective tax rate of foreign subsidiaries .....      (1.1)        (0.1)       (0.1)
Other ........................................................      (1.9)        (0.2)       (0.4)
                                                                -----------------------------------
                                                                    28.5%        28.6%       29.5%
                                                                =========       ======     ========


--------------------------------------------------------------------------------

The consolidated balance sheets as of July 31 included the following tax effects of cumulative temporary differences: (in thousands)


                                                             1998                                    1997
                                                   -------------------------------------------------------------------
                                                     Assets        Liabilities             Assets          Liabilities
                                                   -------------------------------------------------------------------
Depreciation ...................................    $    --          $ 1,455              $    --         $ 1,667
Deferred Compensation ..........................      1,232               --                1,031              --
Postretirement Benefits ........................        614               --                  474              --
Trade Promotions and Advertising ...............         39               --                  117              --
Other Assets ...................................        583               --                   --              --
Accrued Expenses ...............................        523               --                  464              --
Tax Credits ....................................        936               --                  922              --
Operating Loss Carryforward ....................      2,133               --                1,528              --
Other ..........................................         --              260                  307              --
                                                   -------------------------------------------------------------------
                                                      6,060            1,715                4,843           1,667
Valuation Allowance ............................       (648)              --                 (730)             --
                                                   -------------------------------------------------------------------
Total Deferred Taxes ...........................    $ 5,412          $ 1,715              $ 4,113         $ 1,667
                                                    =======          =======              =======         =======

The valuation allowance represents operating loss carryforwards not anticipated to be utilized. As of July 31, 1998, for federal income tax purposes there were regular tax operating loss carryforwards of approximately $5,494,000, which begin to expire in the year 2011. A valuation allowance has been established for $648,000 of the deferred tax benefit related to those loss carryforwards for which it is considered more likely than not the benefit will not be realized. Tax credits of approximately $936,000 primarily consisting of foreign tax credits expiring in 2001 and later are also being carried forward.


--------------------------------------------------------------------------------
                                                                              29

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 7 -- DEFERRED COMPENSATION

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

NOTE 8 -- STOCKHOLDERS' EQUITY

The authorized capital stock of the Company at July 31, 1998 and 1997 consisted of 15,000,000 shares of Common Stock, 7,000,000 shares of Class B Stock and 30,000,000 shares of Class A Common Stock, each with a par value of $.10 per share. There are no Class A shares currently outstanding.

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

Common Stock is entitled to cash dividends, as and when declared or paid, equal to 133 1/3% on a per share basis of the cash dividend paid on Class B Stock. Class A Common Stock is entitled to cash dividends on a per share basis equal to the cash dividend on Common Stock. Additionally, while shares of Common Stock, Class A Common Stock and Class B Stock are outstanding, the sum of the per share cash dividend paid on shares of Common Stock and Class A Common Stock, must be equal to at least 133 1/3% of the sum of the per share cash dividend paid on Class B Stock and Class A Common Stock. See Note 5 regarding dividend restrictions.

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

All per share amounts included in the financial statements and notes reflect adoption of SFAS No. 128. See Note 9 for information regarding common share equivalents.

In July 1998, the Board of Directors of the Company authorized the repurchase, from time to time, of up to 200,000 shares of the Company's stock. This authorization, in addition to previous authorizations, totals 1,366,771 shares. As of July 31, 1998, 1,166,771 shares have been repurchased under these authorizations.

The number of holders of record of Common Stock and Class B stock on July 31, 1998 was 1,196 and 28, respectively. The Company's Common Stock is traded on the New York Stock Exchange. There is no established trading market for the Class B Stock.


--------------------------------------------------------------------------------
30

The following reflects the changes in treasury stock over the last three years:
(in thousands)
--------------------------------------------------------------------------------

                                                   Common Stock                 Class B Stock                    Total
                                              ---------------------------------------------------------------------------------
                                               Shares         Amount        Shares         Amount        Shares         Amount
                                              ---------------------------------------------------------------------------------
Balance July 31, 1995. ....................       332       $  5,088            --          $  --           332       $  5,088
   Purchased during Fiscal 1996 ...........       167          2,434            --             --           167          2,434
                                              ---------------------------------------------------------------------------------
Balance July 31, 1996 .....................       499          7,522            --             --           499          7,522
   Reissued during Fiscal 1997 ............   (     1)       (     7)           --             --        (    1)       (     7)
   Purchased during Fiscal 1997 ...........       307          4,883            --             --           307          4,883
                                              ---------------------------------------------------------------------------------
Balance July 31, 1997 .....................       805         12,398            --             --           805         12,398
   REISSUED DURING FISCAL 1998 ............   (     4)       (    62)           --             --        (    4)       (    62)
   PURCHASED DURING FISCAL 1998 ...........       180          3,104           342          5,134           522          8,238
                                              ---------------------------------------------------------------------------------
BALANCE JULY 31, 1998 .....................       981       $ 15,440           342         $5,134         1,323       $ 20,574
                                                  ===       ========           ===         ======         =====       =========

--------------------------------------------------------------------------------


NOTE 9 -- STOCK OPTION PLANS

The Company instituted the Oil-Dri Corporation of America 1995 Long Term Incentive Plan during the fiscal year ended July 31, 1996. On December 9, 1997, the stockholders voted to increase the number of shares available for grant under the 1995 Plan from 500,000 to 1,000,000 and further authorized the grant of Class B Shares under the Plan to certain members of the Richard Jaffee family. Generally, other than grants to Richard Jaffee family members, shares of stock awarded under the 1995 Plan will be Class A Common Stock, except that, if there is no Class A Common Stock issued and publicly traded on a securities exchange when such awards are exercised, the shares awarded would be Common Stock. The Plan provides for various other types of awards. Awards of restricted stock in the amount of 4,500, 500 and 2,000 shares were made during the fiscal years ended July 31, 1998, 1997 and 1996 respectively. On June 24, 1998, 442,500 options originally issued on various days during April 1998 at an average exercise price of $15.94 were cancelled and reissued at an exercise price of $14.06. The terms of the reissued options are identical to the original options, except that the period required before vesting of the option was lengthened.

The Oil-Dri Corporation of America 1988 Stock Option Plan terminated on December 12, 1995, for purposes of future grants. The outstanding options under this plan will remain outstanding and exercisable in accordance with their respective terms.

The Company instituted the Oil-Dri Corporation of America Outside Director's Stock Plan on June 9, 1998. All shares of stock issued under this plan will be shares of Common Stock issued from Treasury Stock. The Plan provides for stock options grants and various other types of awards.

--------------------------------------------------------------------------------
                                                                             31

                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS










NOTE 9 -- STOCK OPTION PLANS (Continued)

A summary of option transactions under the plans is as follows: (in thousands except for per share amounts)
----------------------------------------------------------------------------------------------------------------------------------

                                                         1988 OPTION PLAN                         1995 OPTION PLAN
                                                ----------------------------------------------------------------------------------
                                                         NUMBER OF SHARES                         NUMBER OF SHARES
                                                  (WEIGHTED AVERAGE OPTION PRICE)          (WEIGHTED AVERAGE OPTION PRICE)
                                                ----------------------------------------------------------------------------------
                                                    1998         1997        1996          1998           1997         1996
                                                ----------------------------------------------------------------------------------
Outstanding, Beginning of Year.................        199         251         267           324            195           --
                                                   $(18.49)    $(18.63)    $(18.66)      $(14.88)       $(14.92)          --
Granted........................................         --          --          --         1,036            145          199
                                                        --          --          --       $(15.33)       $(14.82)     $(14.93)
Exercised                                               --          --          --            --             --           --
                                                        --          --          --            --             --           --
Canceled/Terminated............................         13          52          16            37             16            4
                                                   $(18.59)    $(19.14)    $(19.13)      $(15.62)       $(14.96)     $(15.13)
Canceled/Reissued..............................         --          --          --           442             --           --
                                                        --          --          --       $(15.94)            --           --
Outstanding, End of Year.......................        186         199         251           881            324          195
                                                   $(18.49)    $(18.49)    $(18.63)      $(14.84)       $(14.88)     $(14.92)


                                                      OUTSIDE DIRECTOR'S PLAN                      COMBINED PLANS
                                                ---------------------------------------------------------------------------------
                                                         NUMBER OF SHARES                         NUMBER OF SHARES
                                                  (WEIGHTED AVERAGE OPTION PRICE)          (WEIGHTED AVERAGE OPTION PRICE)
                                                ---------------------------------------------------------------------------------
                                                    1998         1997        1996          1998           1997         1996
                                                ---------------------------------------------------------------------------------
Outstanding, Beginning of Year.................         --          --          --           523            446            267
                                                        --          --          --       $(16.25)       $(17.00)       $(18.66)
Granted........................................         70          --          --         1,106            145            199
                                                   $(14.63)         --          --       $(15.28)       $(14.82)       $(14.93)
Exercised                                               --          --          --            --             --             --
                                                        --          --          --            --             --             --
Canceled/Terminated............................         --          --          --            50             68             20
                                                        --          --          --       $(16.36)       $(18.16)       $(18.34)
Canceled/Reissued..............................         --          --          --           442             --             --
                                                        --          --          --       $(15.94)            --             --
Outstanding, End of Year.......................         70          --          --         1,137            523            446
                                                   $(14.63)         --          --       $(15.42)       $(16.25)       $(17.00)

--------------------------------------------------------------------------------
32

The Company has reserved 112,375 and 130,000 shares of Common Stock for future grants and issuances under the Oil-Dri Corporation of America 1995 Long Term Incentive Plan and the Oil-Dri Corporation of America Outside Director's Stock Plan, respectively.

Exercise prices of the options outstanding under the 1988 Option Plan range between $15.60 and $20.00 per share with a weighted average price of $18.49 per share and a weighted remaining average contractual life at July 31, 1998 of 4.19 years. As of July 31, 1998, 149,066 options were exercisable.

The exercise price of options outstanding under the Outside Director's Stock Plan is $14.63 with a contractual life of 9.9 years. None of these options are exercisable at July 31, 1998.

Exercise prices of the options outstanding under the 1995 Long Term Incentive Plan range between $13.63 and $17.63 per share with a weighted average exercise price of $14.84 per share and a weighted remaining average contractual life of
9.03 years at July 31, 1998. 43,750 of these options are exercisable as of July 31, 1998. See Note 15 regarding the cancellation and reissuance of these options.

The Company has elected to continue to account for stock-based compensation using the intrinsic value method under APB Opinion No. 25. Consequently, no compensation expense has been recognized for stock options. If compensation expense for the Company's stock options issued in the fiscal years ended July 31, 1998 and 1997 had been determined based on the fair value method of accounting, as defined in SFAS No. 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:

(in thousands except for per share amounts)
-----------------------------------------------------------------------------
                                            ---------------------------------
                                                1998       1997       1996
                                            ---------------------------------
Net income as reported ....................    $4,723     $6,793     $3,374
   pro forma ..............................    $4,430     $6,651     $3,311
Net income per share as reported ..........    $  .77     $ 1.03     $  .50
   pro forma ..............................    $  .72     $ 1.01     $  .49


The fair value of issued stock options is estimated on the grant date using the Black-Scholes Option Pricing Method with the following assumptions for the fiscal years ended July 31, 1998, 1997 and 1996, respectively: Dividend yields of 2.1%, 2.1% and 2.2%; volatility of 25.6%, 25.7% and 26.0%; risk-free interest rates of 5.7%, 6.0% and 6.2%; and an expected life of 5 years for all three years. The weighted average fair value of the options granted was $4.55, $4.22 and $4.28 for the fiscal years ended July 31, 1998, 1997 and 1996, respectively. The fair value method of accounting has not been applied for options granted prior to August 1, 1995.




--------------------------------------------------------------------------------
                                                                              33

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




NOTE 10 -- EMPLOYEE BENEFIT PLANS

The Company and its subsidiaries have defined benefit pension plans for eligible salaried and hourly employees. Benefits are based on a formula of years of credited service and levels of compensation or stated amounts for each year of credited service. The assets of these plans are invested in various high-quality marketable securities.


The net periodic pension cost for the years ended July 31 consists of the following: (in thousands)
--------------------------------------------------------------------------------

                                                      ---------------------------------------
                                                       1998            1997           1996
                                                      ---------------------------------------
Service cost.......................................   $   438        $   348        $   349
Interest cost on projected benefit obligations.....       538            441            427
Earnings on plan assets............................    (1,060)        (1,892)          (561)
Net amortization and deferral......................       422          1,427            154
                                                      ---------------------------------------
Net pension cost...................................   $   338        $   324        $   369
                                                      =======        =======        =========

--------------------------------------------------------------------------------
The funded status of the plans at July 31 is as follows: (in thousands)
--------------------------------------------------------------------------------


                                                                                           --------------------------
                                                                                                1998           1997
                                                                                           --------------------------
Actuarial Present Value of Benefit Obligations
   Accumulated Benefit Obligations
   Vested.................................................................................    $  6,320      $  4,711
   Nonvested..............................................................................         374           446
                                                                                              -----------------------
     Total Accumulated Benefit Obligations................................................    $  6,694      $  5,157
                                                                                              ========      =========
   Projected Benefit Obligations..........................................................    $  8,943      $  6,565
Plan Assets at Fair Value.................................................................       8,524         7,546
                                                                                              -----------------------
   (Deficiency) Excess of Plan Assets (Under) Over Projected Benefit Obligations..........      (  419)          981
Unrecognized Net Gain.....................................................................      (1,267)     (  2,361)
Unrecognized Prior Service Cost...........................................................         626           535
Unrecognized Net Excess Plan Assets as of August 1, 1987 Being
   Recognized Principally Over 21 Years...................................................      (  264)      (   291)
Adjustment Required to Recognize Minimum Liability........................................      (  247)           --
                                                                                              -----------------------
Accrued Pension Included in Noncurrent Liabilities - Other................................    $ (1,571)      $(1,136)
                                                                                              ========       =======


--------------------------------------------------------------------------------

Assumptions used in the previous calculations are as follows:

                                                 ------------------
                                                    1998     1997
                                                 ------------------
Discount rate ..................................    7.0%     7.5%
Rate of increase in compensation levels ........    5.0%     5.0%
Long-term expected rate of return
on assets ......................................    8.0%     8.0%

The Company has funded the plans based upon actuarially determined contributions that take into account the amount deductible for income tax purposes and the minimum contribution required under the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

For the years ended July 31, 1998, 1997 and 1996, the Company maintained a profit sharing/401(k) savings plan under which the Company matches a portion of employee contributions. The plan is available to essentially all domestic employees. The Company's contributions to this plan, and to similar plans maintained by the Company's foreign subsidiaries, were approximately $226,000, $175,000 and $141,000 for fiscal years 1998, 1997 and 1996, respectively.

--------------------------------------------------------------------------------

NOTE 11 --  CONTINGENT LIABILITIES

The Company is involved in various litigation of a nature that is normal to its business. While it is impossible at this time to determine with certainty the ultimate outcome of these or other lawsuits, each lawsuit is either covered by insurance or adequate provisions have been made for probable losses with respect thereto as best can be determined at this time. Management therefore believes that none of the pending litigation will have a material adverse effect on the financial condition of the Company or on results of operations.

--------------------------------------------------------------------------------

NOTE 12 --  LEASES

The Company's mining operations are conducted on leased or owned property. These leases generally provide the Company with the right to mine as long as the Company continues to pay a minimum monthly rental, which is applied against the per ton royalty when the property is mined. During fiscal 1998, the Company leased 5,907 acres in Nevada for potential future development of a mineral reserve base.

The Company leases its corporate offices in Chicago, Illinois (20,000 square feet), office and warehouse space in Alpharetta, Georgia (26,000 square feet), office and production facilities in Kiel, Wisconsin (16,000 square feet) and office facilities in Europe. The office space in Chicago is subject to a lease expiring in 2008. The Alpharetta, Georgia lease expires in 2000, and the Kiel, Wisconsin lease expires in 2003. The facilities in Europe are leased on a year-to-year basis.

In addition, the Company leases railcars, data processing equipment, and office equipment. In most cases, the Company expects that, in the normal course of business, leases will be renewed or replaced by other leases. Prior to exiting the transportation business, the Company leased tractors and trailers.

The following is a schedule by year of future minimum rental requirements under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of July 31, 1998:

(in thousands)

1999 ...........................................................   $ 2,826
2000 ...........................................................     2,148
2001 ...........................................................     1,718
2002 ...........................................................     1,170
2003 ...........................................................     1,067
Later years                                                          4,952
                                                                   -------
                                                                   $13,881
                                                                   =======


The following schedule shows the composition of total rental expense for all operating leases, including those with terms of one month or less which were not renewed as of the years ended July 31: (in thousands)

                                             ------------------------------
                                              1998        1997       1996
                                             ------------------------------
Transportation equipment...................  $2,347      $2,734     $3,770
Office facilities..........................     441         382        377
Mining properties
   Minimum.................................     202         177        168
   Contingent..............................     403         361        239
Other......................................     488         654        688
                                             ------------------------------
                                             $3,881      $4,308     $5,242
                                             ======      ======     =======

--------------------------------------------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




NOTE 13 -- OTHER CASH FLOW INFORMATION

Cash payments for interest and income taxes for the years ended July 31 were as follows: (in thousands)
------------------------------------------------------------------------------------------------------------------------------

                                                                                ----------------------------------------------
                                                                                     1998           1997           1996
                                                                                ----------------------------------------------
Interest................................................................            $1,398         $1,557         $1,706
                                                                                   ========       ========       ========

Income Taxes............................................................            $2,624         $3,997         $1,353
                                                                                   ========       ========       ========



NOTE 14 -- SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)




A summary of selected information for 1998 and 1997 is as follows: (in thousands except per share amounts)
------------------------------------------------------------------------------------------------------------------
                                                                                    FISCAL 1998 QUARTER ENDED
                                                             ---------------------------------------------------------------
                                                                OCT. 31       Jan. 31      April 30      July 31     Total
                                                             ---------------------------------------------------------------
Net Sales..................................................    $ 39,749      $40,912      $ 38,334      $41,257    $160,252
Gross Profit...............................................    $ 11,898      $13,296      $ 12,186      $12,776    $ 50,156
Net Income (Loss)..........................................    $  1,872      $  ( 97)     $  1,389      $ 1,559    $  4,723
Net Income (Loss) Per Share................................    $   0.30      $ (0.02)     $   0.23      $  0.26    $   0.77
Dividends Paid Per Common Share............................    $   0.08      $  0.08      $   0.08      $  0.08    $   0.32
Dividends Paid Per Class B Share...........................    $   0.06      $  0.06      $   0.06      $  0.06    $   0.24
Company Common Stock Price Range:
   High....................................................    $ 18 1/8      $17 7/8      $ 17          $16
   Low.....................................................    $ 16 3/8      $14 1/8      $ 14 5/8      $13 5/8



                                                                                    FISCAL 1997 QUARTER ENDED
                                                             ----------------------------------------------------------------
                                                                Oct. 31       Jan. 31      April 30      July 31       Total
                                                             ----------------------------------------------------------------
Net Sales..................................................    $ 40,525      $42,792      $ 36,002      $37,297      $156,616
Gross Profit...............................................    $ 12,292      $13,635      $ 10,064      $11,938      $ 47,929
Net Income.................................................    $  1,930      $ 2,264      $  1,164      $ 1,435      $  6,793
Net Income Per Share.......................................    $   0.29      $  0.34      $   0.18      $  0.22      $   1.03
Dividends Paid Per Common Share............................    $   0.08      $  0.08      $   0.08      $  0.08      $   0.32
Dividends Paid Per Class B Share...........................    $   0.06      $  0.06      $   0.06      $  0.06      $   0.24
Company Common Stock Price Range:
   High....................................................    $ 15 1/4      $17 1/8      $ 17 3/4      $17 5/8
   Low.....................................................    $ 13 1/4      $12 3/4      $ 15 1/2      $15 3/8




NOTE 15 -- SUBSEQUENT EVENT

On September 18, 1998, the Company approved the cancellation and reissuance of all the outstanding options granted under the Oil-Dri Corporation of America 1995 Long Term Incentive Plan. A total of 880,625 outstanding options under the plan were repriced at the closing market price of $11.25 per share on September 18, 1998.

As discussed in Note 9, the Company has elected to continue to account for stock based compensation under the intrinsic value method under APB Opinion No. 25 and adopted the disclosure-only provisions of SFAS No. 123. Consequently, no compensation expense will be recognized for stock options, since they were granted at the market price. Under the Black-Scholes Option Pricing Method the maximum additional fair value attached to the options due to the repricing is approximately $702,000, net of tax benefit, and would be recognized over the new five-year vesting period. The assumptions used in this valuation were similar to the assumptions used in determining the fair value disclosures for the fiscal year ended July 31, 1998. In addition, it was assumed that all participants would elect to reprice their individual options outstanding.

--------------------------------------------------------------------------------
36

                         INDEPENDENT AUDITOR'S REPORT



Stockholders and Board of Directors
Oil-Dri Corporation of America



We have audited the consolidated balance sheets of OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES as of July31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended July 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES as of July 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 1998 in conformity with generally accepted accounting principles.

BLACKMAN KALLICK BARTELSTEIN, LLP
Chicago, Illinois




September 18, 1998

              BOARD OF DIRECTORS o OFFICERS o SENIOR MANAGEMENT


BOARD OF DIRECTORS
Richard M. Jaffee, Chairman
Daniel S. Jaffee, President and Chief Executive Officer
Robert D. Jaffee, Retired Chairman of the Board, Amco Corporation
J. Steven Cole(1), President, Cole & Associates, Chairman, Sav-A-Life Systems, Inc.
Arnold W. Donald, Senior Vice-President, Monsanto Company
Ronald B. Gordon, Chief Executive Officer, Beiersdorf North America, Inc. Edgar D. Jannotta, Senior Director, William Blair & Company, LLC
Joseph C. Miller, Vice-Chairman
Paul J. Miller, Partner, Sonnenschein Nath & Rosenthal
Haydn H. Murray, Professor Emeritus of Geology, Indiana University, President,
 H.H.Murray & Associates
Allan H. Selig(2), President and Chairman, Selig Executive Leasing, Inc.,
 Commissioner of Baseball


OFFICERS
Richard M. Jaffee, Chairman
Daniel S. Jaffee, President and Chief Executive Officer
Joseph C. Miller, Vice-Chairman
Michael L. Goldberg, Executive Vice-President and Chief Financial Officer Thomas F. Cofsky, Vice-President, Logistics, Quality & Service
Brian P. Curtis, General Counsel and Secretary
Norman B. Gershon, Vice-President, International Operations, Managing Director,
 Oil-Dri S.A.
Richard V. Hardin, Group Vice-President, Technology
Daniel J. Jones, Vice-President, Oil-Dri, Canada
Steven M. Levy, Vice-President and General Manager, Consumer Products Group Richard L. Pietrowski, Treasurer
William O. Thompson, Vice-President, Manufacturing


SENIOR MANAGEMENT
Wade R. Bradley, General Manager, Industrial & Environmental Products Group Karen Jaffee Cofsky, Director, Human Resources
Sam J. Colello, Director, Information Systems
Fred G. Heivilin, Vice-President, Raw Materials Development
James F. Japczyk, Corporate Controller
Richard D. Johnsonbaugh, Eastern Regional Manager, Manufacturing
Eugene W. Kiesel, Vice-President and General Manager, Global Fluids
 Purification Products Group
Michael A. Komenda, Vice-President, Human Resources
Jeffrey M. Libert, Vice-President, Corporate Development & Planning
Kelly A. McGrail, Director, Investor Relations & Corporate Communications John D. McMaster, Western Regional Manager, Manufacturing
E. Thomas Rutherford, General Manager, Agricultural Products Group







(1) Audit Committee Chair,  (2) Compensation Committee Chair

                              INVESTOR INFORMATION



INVESTOR INQUIRIES
Securities analysts, portfolio managers and representatives of financial institutions seeking information about the corporation should contact Kelly McGrail, Director of Investor Relations, at Oil-Dri's corporate headquarters.

Stockholders with inquiries related to stockholder records, stock transfers, change of ownership, change of address, or dividend payments should contact the company's registrar and transfer agent:

Harris Trust and Savings Bank
Shareholder Services Department
311 W. Monroe, 11th Floor
Chicago, Illinois 60690-9502
(312) 461-3309



STOCK LISTING
Oil-Dri Corporation of America's Common Stock is listed under the ticker symbol ODC on the New York Stock Exchange. The corporation's daily trading activity, stock price and dividend information are in the financial sections of most major newspapers. Stock prices are also available on the company's web site at WWW.OILDRI.COM.



ANNUAL MEETING
Oil-Dri Corporation of America will hold its 1998 annual meeting of stockholders on Tuesday, December 8, 1998 at 10:30 a.m. (Central Time) at the Standard Club, 320 South Plymouth Court, Chicago, Illinois.


INDEPENDENT PUBLIC ACCOUNTANTS
Blackman Kallick Bartelstein, LLP



LEGAL COUNSEL
Sonnenschein Nath & Rosenthal


Forward-Looking Statements: When used in this report, the words "expect", "believe", "should", "would" and similar expressions which are not historical are intended to identify forward-looking. These forward-looking statements are subject to uncertainties, which include, without limitation, the integration of acquisitions, the realization of cost savings, the degree of success of new products, changes in market conditions and the overall economy, and other factors detailed from time to time in the company's annual report and reports filed with the Securities and Exchange Commission.

                             Investor Information



CORPORATE HEADQUARTERS
Oil-Dri Corporation of America
410 North Michigan Avenue, Suite 400
Chicago, Illinois 60611-4211
(312) 321-1515


OIL-DRI SUBSIDIARIES
Oil-Dri Corporation of Georgia
Georgia, U.S.A.

Oil-Dri, Mounds Production Company, LLC
Illinois, U.S.A.

Oil-Dri Production Company
Mississippi and Oregon, U.S.A.

Oil-Dri S.A.
Coppet, Switzerland

Oil-Dri U.K. Limited
Wisbech, United Kingdom

Blue Mountain Production Company
Mississippi, U.S.A.

Oil-Dri, Canada
Quebec, Canada

Phoebe Products Company
Wisconsin, U.S.A.






CREDITS
ILLUSTRATIONS: Scott Roberts

PRODUCED BY: Kelly McGrail, Director, Investor Relations and Corporate
             Communications
DESIGN: Lee Ann Jaffee Design Associates, Inc.




40